As filed with the Securities and Exchange Commission on June 6, 2008
Registration No. 333-150235
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DigitalGlobe, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4899	31-1420852
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503
(303) 684-4000
(Address, Including Zip Code, and Telephone, Including Area Code, of Registrant’s Principal Executive Offices)
J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503
(303) 684-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard B. Aftanas, Esq. Stacy J. Kanter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement covers the registration of shares of common stock of DigitalGlobe, Inc., or DigitalGlobe, to be offered for cash in an underwritten initial public offering. This Registration Statement also covers the registration of agency transactions by Morgan Stanley & Co. Incorporated in such shares of common stock after the completion of the initial public offering. The complete prospectus relating to the initial public offering, or the IPO prospectus, follows immediately after this Explanatory Note. Following the IPO prospectus are pages relating solely to such agency transactions, or the agency prospectus, including an alternate front cover page, an alternate “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — You will incur immediate and substantial dilution as a result of this offering,” an alternate “Use of Proceeds” section and an alternate “Plan of Distribution” section to replace the “Underwriters” section. All other sections of the IPO prospectus will be included in the agency prospectus.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued          , 2008

           Shares

COMMON STOCK

DigitalGlobe, Inc. is offering           shares of its common stock and the selling stockholders are offering           shares. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We intend to apply to list the common stock on the New York Stock Exchange under the symbol “DGI.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $      A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Company	Stockholders

Per share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the           shares of common stock to purchasers on          , 2008.

MORGAN STANLEY	LEHMAN BROTHERS

UBS Investment Bank	JPMorgan	Jefferies & Company

          , 2008

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

Through and including          , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the related notes and management’s discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our common stock. In this prospectus, “DigitalGlobe,” “the company,” “we,” “us” and “our” refer to DigitalGlobe, Inc. and its consolidated subsidiaries.

DIGITALGLOBE, INC.

Our Business

We are a leading global provider of commercial high resolution earth imagery products and services. Our products and services support a wide variety of uses, such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility, and agricultural industries, and U.S. and foreign civil agencies. The imagery that forms the foundation of our products and services is collected daily via our two high resolution imagery satellites and managed in our industry-leading content archive, which we refer to as our ImageLibrary. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications.

Our products and services provide customers and end users with up-to-date earth imagery, enabling them to more efficiently map, monitor, analyze and navigate the physical world. Our products and services are incorporated into a growing number of location-based applications, including Google Maps and Microsoft Virtual Earth, and mobile devices from vendors such as Garmin. We believe that there are significant opportunities for growth in the sales of our products and services driven by increased U.S. and foreign government and commercial reliance on up-to-date high resolution imagery, and expanding consumer awareness of earth imagery applications.

We own and operate two imagery satellites that we believe offer the highest resolution and collection rates, and among the most sophisticated technical capabilities, in the commercial market today. Our satellites collect both black and white, and multi-spectral imagery, which shows visible color and non-visible light, such as infrared. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. Imagery is added daily to our ImageLibrary, which currently houses more than 400 million square kilometers of high resolution earth imagery, an area greater than twice the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of WorldView-2, our third satellite, in mid-2009 is expected to expand our collection capabilities by nearly one million square kilometers per day, enable intra-day revisits to a specific geographic area, and enhance our ability to collect up-to-date imagery in those areas of greatest interest to our customers.

From 2005 through 2007, our revenue grew at a compound annual growth rate of 52.3%. For the year ended December 31, 2007 and the three months ended March 31, 2008, we generated revenue of $151.7 million and $68.8 million, respectively, and net income before income tax of $37.9 million and $23.5 million, respectively. As of March 31, 2008, we had total assets of $939.4 million, an accumulated deficit of $103.1 million and total stockholders’ equity of $359.2 million.

Market Opportunity

According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012. The major growth drivers of our segment are:

•	Increasing Reliance on Commercial Products and Services by the U.S. and Foreign Governments. The U.S. and, we believe, foreign governments are increasingly relying on commercial remote sensing space capabilities to provide unclassified earth imagery for defense, intelligence, foreign policy, homeland security and civil needs.

•	Expanding Use of Location-Based Information by Commercial Enterprises and Civil Agencies. Commercial enterprises are using imagery and other location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software providers, such as Autodesk, Oracle, SAP and SAS, are enhancing their products and services by incorporating imagery products and services. U.S. and foreign civil agencies are using satellite imagery for many purposes, including establishing effective police and fire emergency routes, and classifying land use for growth planning and tax assessments.

•	Growing Use of Imagery to Monitor Rapid Economic Development. Rapidly developing countries in Asia, Eastern Europe, Latin and South America are experiencing significant changes on the ground as a result of their economic growth and development. These countries are increasingly relying on earth imagery for many purposes, such as building and maintaining current maps that catalogue this development and change.

•	Increasing Use of Imagery in Consumer Applications. The introduction of earth imagery overlays to digital maps by major internet portals, such as Google and Microsoft, has increased consumer awareness of, and demand for, location-based applications that utilize earth imagery. Large-scale mapping capabilities are being combined with up-to-date images and information to create new and more powerful consumer applications and products for use in real-estate applications, GPS-based mobile devices and next generation video games.

The growing demand for imagery products and services from an increasingly diverse customer base places new demands on providers of high resolution earth imagery. We believe that users are increasingly requiring imagery that is up to date, comprehensive, readily available and easy to integrate into their workflows. As a result, customers are turning to commercial providers that have large scale imaging capabilities and can deliver this content to them efficiently and effectively.

Competitive Strengths

A number of significant competitive strengths differentiate us from our competitors. These include:

•	Leading Imagery Collection Capabilities. We are the only commercial earth imagery provider currently operating two imagery satellites capable of capturing images at a resolution of better than one meter. We currently collect four times the amount of square kilometers of high resolution imagery per day as our closest competitor, based on satellites currently in orbit. With the launch of our WorldView-2 satellite, we expect to expand our collection capabilities by nearly one million square kilometers per day and achieve intra-day revisit capability. WorldView-2 will also make us the only commercial earth imagery provider with 8-band multi-spectral capability, which has a more robust color palette and enables enhanced analysis of non-visible characteristics of the earth’s surface and underwater.

•	Large and Rapidly Expanding ImageLibrary. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. Our ImageLibrary contains more than 400 million square kilometers of high resolution earth imagery and is currently growing at an average rate of 775,000 square kilometers per day. Our comprehensive ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and to perform comparison analyses with our historical images. We continue to create innovative solutions to monetize this valuable content.

•	Strong, Strategic Customer Relationships. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial earth imagery industry and has purchased imagery from us since 2002. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses, and positions us well for future opportunities with these customers. We also serve a large and growing base of commercial customers that includes Google, Garmin and NAVTEQ.

•	Significant Barriers to Entry. We have made significant capital investments in our satellites, ground infrastructure and imagery archive. The development and launch of a high resolution satellite typically takes four years or longer. Our industry is highly regulated due to the sensitive nature of satellite technology and new entrants would need considerable technical expertise and face substantial up-front capital outlays and long lead times due to the time required to secure necessary licenses. Finally, new entrants into the market would be unable to replicate the historical context provided by our extensive ImageLibrary without significant expense.

•	Experienced Management Team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry with a track record of innovation and growth in the commercial sector. Our team has demonstrated significant capabilities in launching and operating satellites, as well as managing the large volume of imagery information we collect.

Our Strategy

Our objective is to enhance our leading position in developing and delivering commercial high resolution earth imagery products and services. To achieve this goal, we adhere to a strategy that is grounded in our core strengths and focused on offering the most comprehensive, most up-to-date and most accessible content in the industry. Key aspects of our strategy include:

•	Drive Adoption of Imagery Products and Services in Mass Market Applications. We will continue to work closely with our customers to develop new applications that facilitate ease of use of our imagery. For example, we are collaborating with personal navigation device manufacturers and internet portals to develop consumer products and applications that utilize high resolution earth imagery to enhance the navigational and mapping features in their products and services.

•	Monetize Content From Our Growing ImageLibrary. We strategically operate our satellites to expand our ImageLibrary by capturing imagery of areas of greatest interest to our customers. We will seek to monetize this content by offering our products and services to an increasing variety of customers. Additionally, we are committed to investing in software tools that will enable our customers to derive greater value from our products and services.

•	Leverage Our Existing Customer Base. Our relationship with NGA provides a substantial foundation upon which to expand our relationships with defense and intelligence agencies, and enables us to enhance our commercial offerings. Earth imagery collected and licensed to our existing customers is maintained in our ImageLibrary and provides a content archive that can be incorporated into new products and services for both new and existing customers.

•	Offer Flexible Distribution to Enhance Accessibility. We intend to continue to develop our processing and delivery capabilities to provide our customers with user-friendly access to our imagery content. In addition, under our Direct Access Program, or DAP, certain customers, with prior approval from the U.S. government, will be able to task our WorldView-1 and WorldView-2 satellites from their own secure access facilities and receive data directly into their facilities for processing and use.

•	Extend Our Industry Leading Earth Imaging Capabilities. Upon the successful launch and deployment of WorldView-2 in mid-2009, we will expand our capabilities and product offerings by increasing our collection rates, allowing intra-day site revisits and enhanced multi-spectral imagery. We believe these innovations will extend our market leadership.

Risks Associated With Our Business

In executing our business strategy, we face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors,” and include, but are not limited to, the following:

•	Approximately 57.7% and 75.7% of our revenue in 2007 and the three months ended March 31, 2008, respectively, was derived from contracts with U.S. government agencies that can be terminated at any time. The loss of our primary U.S. government contract would materially reduce our revenue.

•	We face competition that may cause us to have to reduce our prices or to lose market share.

•	We are highly dependent upon our ImageLibrary and our failure or inability to protect and maintain the earth imagery content stored in our ImageLibrary could have a material adverse effect on our business, financial condition and results of operations.

•	The market may not accept our imagery products and services. You should not rely upon our historic growth rates as an indicator of future growth.

•	Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan.

•	Any program delays encountered in connection with the construction, launch and operational commissioning of our WorldView-2 satellite will increase reliance on existing satellites, possibly allowing competitors to provide superior multi-spectral imagery services.

•	We may experience a launch failure or other satellite damage during the launch of our WorldView-2 satellite, which could lead to significant delays in expected revenue.

Relationship with Morgan Stanley & Co. Incorporated

An affiliate of Morgan Stanley & Co. Incorporated, which is one of the joint book runners of this offering, will own           shares of our common stock, representing     % of the outstanding shares of our common stock, after giving effect to this offering. In addition, upon completion of this offering, we will enter into an Investor Agreement with that affiliate pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For a description of the Investor Agreement, see “Description of Capital Stock — Investor Agreement.” See also “Risk Factors — Morgan Stanley will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances its best interest and not necessarily those of other stockholders.” An affiliate of Morgan Stanley & Co. Incorporated will also receive a portion of the proceeds from this offering. See “Use of Proceeds” and “Underwriters.”

Additional Information

We were originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. Our principal executive offices are located at 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. Our telephone number is (303) 684-4000. Our internet address is www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus. DigitalGlobe, AirPhotoUSA, GlobeXplorer, CitySphere, ImageAtlas, ImageBuilder, ImageConnect and PhotoMapper are our trademarks. Other names used in this prospectus are for informational purposes only and may be trademarks of their respective owners.

THE OFFERING

Shares offered by us	common stock

Shares offered by the selling stockholders	common stock

Shares to be outstanding immediately after this offering	common stock

Use of proceeds	We intend to use the net proceeds to us from this offering to complete the construction of our WorldView-2 satellite, to repay in full $40.0 million aggregate principal amount of our outstanding senior subordinated notes due April 18, 2012, together with $ million of accumulated payment-in-kind interest and for general corporate purposes. An affiliate of Morgan Stanley & Co. Incorporated, which is one of the joint book-runners of this offering, holds $20.0 million aggregate principal amount of the senior subordinated notes and accordingly will receive a portion of the proceeds from this offering through such repayment. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriters.”

NYSE symbol	DGI

Risk factors	Please read the section entitled “Risk Factors” beginning on page 9 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 217,115,351 shares outstanding as of March 31, 2008 and excludes:

•	12,874,683 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of approximately $3.65 per share; and

•	18,513,940 shares of common stock available for grant under our option plans.

Except where we state otherwise, the information we present in this prospectus reflects:

•	no exercise by the underwriters of their right to purchase up to an additional shares of common stock;

•	a -for- reverse stock split of our common stock and preferred stock to be effected prior to the completion of this offering; and

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below for each of the years ended December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial information set forth below for the three months ended March 31, 2007 and 2008 and the actual consolidated balance sheet data as of March 31, 2008 has been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information set forth herein. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for any future period. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

Consolidated Statements of Operations Data
(in millions, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007(1)	2007	2008
				(unaudited)

Revenue	$65.4	$106.8	$151.7	$30.6	$68.8
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	17.8	16.5	22.1	5.0	6.7
Selling, general and administrative	25.5	37.4	49.0	11.5	18.4
Depreciation and amortization	39.8	46.0	46.8	11.5	18.8
Loss on disposal of assets	1.2	0.1	—	—	—
Restructuring	0.7	—	—	—	—

Income (loss) from operations	(19.6)	6.8	33.8	2.6	24.9
Loss on early extinguishment of debt	11.0	—	—	—	—
Interest income, net of interest expense	1.9	3.1	4.1	1.5	(1.4)

Net income (loss) before income taxes	(28.7)	9.9	37.9	4.1	23.5
Income tax benefit (expense)(2)	—	(0.7)	57.9	(0.1)	(9.4)

Net income (loss)	$(28.7)	$9.2	$95.8	$4.0	$14.1

Earnings (loss) per share:(3)
Basic	$(0.15)	$0.05	$0.44	$0.02	$0.06
Diluted	$(0.15)	$0.05	$0.44	$0.02	$0.06
Weighted average common shares outstanding:
Basic	191,191,499	192,167,093	216,346,212	216,166,322	217,101,301
Diluted	191,191,499	194,162,778	219,967,943	219,996,457	220,814,824

Footnotes appear on following page

Consolidated Balance Sheet Data
(in millions)

	As of March 31, 2008
	Actual	As Adjusted(4)
	(unaudited)

Cash and cash equivalents	$42.7	$
Working capital	66.8
Total assets	939.4
Current portion of deferred revenue(5)	29.6
Long-term deferred revenue(5)	233.3
Total long-term debt	270.7
Total stockholders’ equity	359.2

Other Data
(in millions)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Adjusted EBITDA(6)	$22.4	$55.1	$83.2	$14.7	$44.8
Capital expenditures(7)	124.3	82.9	238.1	69.4	56.2

(1)	The 2007 results include the operations for GlobeXplorer LLC, or GlobeXplorer, subsequent to the acquisition that occurred in January 2007.
(2)	During 2007, we released our deferred tax valuation allowance based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	Please see Note 3 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

(4)	On an as adjusted basis to give effect to the sale of shares of our common stock in this offering at an assumed initial offering price to the public of $ per share, the midpoint of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds therefrom, including repayment of our outstanding senior subordinated notes.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.
(5)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years.
(6)	Adjusted EBITDA is defined as net income or loss adjusted for depreciation and amortization, net interest income or expense, income tax expense (benefit), loss on disposal of assets, restructuring, loss on early extinguishment of debt and non-cash stock compensation expense.

Adjusted EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, in the United States and may not be defined similarly by other companies. Adjusted EBITDA should not be considered an alternative to net income, as an indication of financial performance, or as an alternative to cash flow from operations as a measure of liquidity. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from ours.

Adjusted EBITDA is a key measure used in internal operating reports by management and the board of directors to evaluate the performance of our operations and is also used by analysts, investment banks and lenders for the same purpose. Adjusted EBITDA is a measure of our current period operating performance, excluding charges for capital, depreciation related to prior period capital expenditures and items which are generally non-core or non-recurring in nature.

We believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry. We believe this measure is particularly important in a capital intensive industry such as ours, in which our current period depreciation is not a good indication of our current or future period capital expenditures. The cost to construct and launch a satellite and build the related ground infrastructure may vary greatly from one satellite to another, depending on the satellite’s size, type and capabilities. For example, our QuickBird satellite, which we are currently depreciating, cost significantly less than our WorldView-1 or WorldView-2 satellites. Current depreciation expense is not indicative of the revenue generating potential of the satellite.

Adjusted EBITDA excludes interest income, interest expense, income taxes and loss on early extinguishment of debt because these items are associated with our capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements. Adjusted EBITDA excludes other income (expense), net, because these items are not related to our primary operations.

We use adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance. Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Reconciliation of net income (loss) to adjusted EBITDA is presented below:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(in millions)

Net income (loss)	$(28.7)	$9.2	$95.8	$4.0	$14.1
Depreciation and amortization	39.8	46.0	46.8	11.5	18.8
Interest income, net of interest expense	(1.9)	(3.1)	(4.1)	(1.5)	1.4
Income tax expense (benefit)	—	0.7	(57.9)	0.1	9.4
Loss on disposal of assets	1.2	0.1	—	—	—
Restructuring	0.7	—	—	—	—
Loss on early extinguishment of debt	11.0	—	—	—	—
Non-cash stock compensation expense	0.3	2.2	2.6	0.6	1.1

Adjusted EBITDA	$22.4	$55.1	$83.2	$14.7	$44.8

(7)	Amounts have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition, results of operations and cash flow.

Risks Related To Our Business

The loss of any one of our primary contracts will materially reduce our revenue. The majority of our revenue is derived from contracts with U.S. government agencies that can be terminated at any time.

Approximately 73.0% and 84.9% of our revenue for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively, was derived from our top five customers, including NGA, which accounted for approximately 57.7% and 75.7% of our revenue for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. These contracts may be terminated in the future and the loss of any one of these customers would materially reduce our revenue.

Our contracts with U.S. government agencies are subject to risks of termination or reduction in scope due to changes in U.S. government policies, priorities or funding level commitments to various agencies. U.S. government agencies can terminate or suspend our contracts at any time with or without cause. Although our U.S. government contracts generally involve fixed annual minimum commitments, such commitments are subject to annual Congressional appropriations and, as a result, U.S. government agencies may not continue to fund these contracts at current or anticipated levels. In addition, although we anticipate that the U.S. government agencies will continue to purchase earth imagery from us after the scheduled expiration of our contract under the NextView program in July 2009, we cannot assure you that those purchases will continue at current levels or at all, or that there will not be gaps between the expiration of this agreement and entry into any new agreement. If U.S. government agencies terminate or suspend any of their contracts with us, or change their policies, priorities, or funding levels, these actions would have a material and adverse effect on our business, financial condition and results of operations.

We face competition that may cause us to have to reduce our prices or to lose market share.

Our products and services compete with satellite and aerial imagery and related products and services offered by a range of private and government providers. Our current or future competitors may have greater financial, personnel and other resources than we have. Our major existing competitors include GeoEye, SPOT Image, ImageSat International N.V. and the National Remote Sensing Agency, Department of Space (Government of India), plus numerous aggregators of imagery and imagery-related products and services, including Google and Microsoft. In addition, we compete against aerial providers of high resolution imagery, whose offerings provide certain benefits over satellite-based imagery, including better resolution. The value of our imagery may also be diluted by earth imagery that is available free of charge.

The U.S. government and foreign governments also may develop, construct, launch and operate their own imagery satellites which could reduce their need to rely on commercial suppliers. In addition, such governments could sell earth imagery from their own satellites in the commercial market and thereby compete with our imagery products and services. These governments could also subsidize the development, launch and operation of imagery satellites by our current or future competitors.

GeoEye has announced plans to launch a multi-spectral satellite in the summer of 2008 with a resolution of 41 centimeters. SPOT Image has announced plans to launch two high resolution satellites, one in 2010 and the other in 2011. GeoEye’s planned 2008 launch is expected to materially increase its daily data collection capacity, which will strengthen its competitive position in the industry. Our competitors, including GeoEye and SPOT Image, or potential competitors with greater resources than ours could in the future offer satellite-based imagery or other products and services with more attractive features than our products and services. The emergence of new remote imaging technologies could negatively affect our marketing efforts. More importantly, if competitors develop and launch satellites or other imagery content sources with more advanced capabilities and technologies than ours, or offer services at lower prices than ours, our business and results of operations could be harmed. From time to time, we have experienced decreases in the average sales prices of some of our products and services. Due to competitive pricing pressures, new product introductions by us or our competitors, or other factors, the average selling price of our products and services may further decrease. If we are unable to offset decreases in our average selling prices by increasing our sales volumes or by adjusting our product mix, our revenue and gross margins will decline. In addition, to maintain our gross margins, we must continue to develop and introduce new products and services and enhancements with higher margins. If we cannot maintain our gross margins, our financial position may be harmed and our stock price may decline.

We are highly dependent upon our ImageLibrary and our failure or inability to protect and maintain the earth imagery content stored in our ImageLibrary could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend upon our ability to maintain and protect our earth imagery content and our Image Library against damage that may be caused by fire and other natural disasters, power failures, telecommunications failures, terrorist attacks, unauthorized intrusion, computer viruses, equipment malfunction or inadequacy, firewall breach or other events. The satellite imagery content we collect is downloaded directly to our Longmont, Colorado facility and then stored in our ImageLibrary for sale to customers. Our aerial imagery is collected and processed by our aerial suppliers and then delivered to us to be uploaded to our ImageLibrary. We back up our imagery and permanently store it with a third party data storage provider. Notwithstanding precautions we have taken to protect ourselves and our customers from events that could interrupt delivery of our services, there can be no assurance that a natural disaster or other event would not result in a prolonged interruption in our ability to provide access to our ImageLibrary to our clients. The temporary or permanent loss or disruption of access to our ImageLibrary could impair our ability to supply current and future customers with imagery content, have a negative impact on our revenue and cause harm to our reputation. Any impairment in our ability to supply our customers with imagery content could affect our ability to retain or attract customers, which would have a material adverse effect on our business, financial condition and results of operations.

The market may not accept our imagery products and services. You should not rely upon our historic growth rates as an indicator of future growth.

Our success depends on existing markets accepting our imagery products and services and our ability to develop new markets. Our business plan is based on the assumption that we will generate significant future revenue from sales of imagery products and services produced from our QuickBird, WorldView-1 and WorldView-2 satellites and other content sources. The commercial sale of high resolution earth imagery is a relatively new industry. Consequently, it is difficult to predict the ultimate size of the market and the acceptance, by the market, of our products and services. Our business strategy and projections rely on a number of assumptions, some or all of which may be incorrect. Actual markets could vary materially from the potential markets that we have identified.

We cannot accurately predict whether our products and services will achieve significant market acceptance or whether there will be a market for our products and services on terms we find acceptable. Market acceptance of our commercial high resolution earth imagery products and services depends on a number of factors, including the quality, scope, timeliness, sophistication and price and services and the availability of substitute products and services. Lack of significant market acceptance of our offerings, or other products and services that utilize our products and services, delays in acceptance, failure of certain markets to develop or our need to make significant investments to achieve acceptance by the market would negatively affect our business, financial condition and results of operations.

We may not continue to grow in line with historical rates, or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our prospects, financial condition and results of operations could be materially and adversely affected.

Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan.

DoC Approvals.  Our business requires licenses from the U.S. Department of Commerce, or the DoC, through the National Oceanic and Atmospheric Administration, or NOAA. Under our DoC licenses, the U.S. government reserves the right to interrupt service or limit our ability to distribute satellite images when foreign policy or U.S. national security interests are affected. In addition, the DoC has the right to review and approve the terms of certain of our agreements with international customers, including our DAP customers, for the distribution of high resolution commercial earth imagery information. We currently have the necessary approvals for our existing international customers. However, such reviews in the future could delay or prohibit us from executing new international agreements. The inability to get approvals for DAP customers could materially affect our ability to establish and grow our DAP business. In addition, should we not get approvals in a timely manner our products and services may not be competitive.

DoS Approvals.  The ground station equipment and related technology that is purchased by certain of our DAP customers is controlled under the International Traffic in Arms Regulations, or ITAR. We, or our suppliers, must obtain export licenses from the U.S. Department of State, or the DoS, in order to export ground station equipment and related technology to our DAP customers. Export licenses can take up to six months or longer to be processed and the DoS is not obligated to approve any license application. Our inability or the inability of our suppliers to get required export approvals for equipment and technology supporting the DAP program could materially affect our ability to establish and grow our DAP business.

FCC Approvals.  Our operation of satellites and ground station centers also requires licenses from the U.S. Federal Communications Commission, or the FCC. The FCC regulates the construction, launch and operation of our satellites, the use of satellite frequency spectrum and the licensing of our ground station centers located within the United States. We are also subject to the FCC’s rules, regulations and the terms of our licenses, which require us to comply with various operating conditions and requirements. The current licenses of our satellites expire in 2012 and those of our ground station centers expire in 2010, 2019 and 2021. While the FCC generally renews licenses routinely, there can be no assurance that our licenses will be renewed at their expiration dates on favorable terms or without adverse conditions. Failure to renew these licenses could have a material and adverse affect on our ability to generate revenue and conduct our business as currently expected.

International Registration and Approvals.  The use of satellite frequency spectrum internationally is subject to the rules and requirements of the International Telecommunication Union, or the ITU. Additionally, satellite operators must abide by the specific laws of the countries in which downlink services are provided from the satellite to ground station centers within such countries. The FCC has coordinated the operations for each of our QuickBird and WorldView-1 satellites pursuant to the ITU requirements, and we expect the FCC to do so for our WorldView-2 satellite.

Coordination of our satellites with other satellite systems is required by the ITU to help prevent harmful frequency interference from or into existing or planned satellite operations. We do not expect significant issues relating to the coordination of our satellites due to the nature of satellite imaging operations. However, if the FCC fails to conclude the necessary coordination for WorldView-2, it could have a material and adverse effect on our business, financial condition and results of operations.

Our foreign DAP customers are responsible for securing necessary licenses and operational authority to use the required spectrum in each country into which we will downlink high resolution commercial earth imagery. If such customers are not successful in obtaining the necessary approvals, we will not be able to distribute real time imagery to those customers. Our inability to offer real time access service in a significant number of foreign countries could negatively affect our business. In addition, regulatory provisions in countries where we wish to operate may impose unduly burdensome restrictions on our operations. Our business may also be adversely affected if the national authorities where we plan to operate adopt treaties, regulations or legislation unfavorable to foreign companies.

Changes in laws and regulations could have a material adverse effect on our operations and financial condition.

Our industry is highly regulated due to the sensitive nature of satellite technology. We cannot assure you that the laws and regulations governing our business and operations will not change in the future. Our business and operating results may be materially and adversely affected if we are required to alter our business operations to comply with such changes.

Any program delays encountered in connection with the construction, launch and operational commissioning of our WorldView-2 satellite may affect our ability to provide the anticipated volume of imagery products and services and increase our reliance on our existing satellites, which could have a materially adverse affect on our business, financial condition and results of operations.

Our WorldView-2 satellite is scheduled to launch in mid-2009. Satellite construction and launch involve complex processes and technology and we rely on contractors for both the manufacture and the launch of our satellites. The construction of our WorldView-2 satellite and related ground systems requires a large amount of advanced technical and engineering work to be done in a relatively short period of time. The construction of a satellite can take four years or longer. Even after the satellite has been manufactured, an appropriate launch date may not be available for several months. After launch, the satellite may not operate as required. For example, satellites may experience technical difficulties communicating with the ground station center or collecting imagery in the same quality or volume that was intended. The failure to launch WorldView-2 on time or to achieve operational commissioning on time or at all could affect our ability to provide the anticipated volume of imagery products and services to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the failure to launch WorldView-2 as scheduled will increase the period of time during which we will have to rely solely on our QuickBird and WorldView-1 satellites, which approach the end of their expected operational life in 2010 and 2018, respectively. If QuickBird or WorldView-1 suffers any satellite failure or anomaly or other damage prior to the launch of WorldView-2, our revenue, customer relationships, business prospects, financial condition and results of operations could be materially and adversely affected. Furthermore, if WorldView-2 is not successfully launched as scheduled, certain of our competitors may be able to offer superior multi-spectral imagery during the period of any delay. If QuickBird goes out of service before WorldView-2 is launched, we will not be able to offer multi-spectral imagery capabilities, which could cause us to lose customers or business opportunities to our competitors.

We may experience a launch failure or other satellite damage during the launch of our WorldView-2 satellite, which could lead to significant delays in expected revenue.

We may experience a launch failure with respect to our WorldView-2 satellite that could result in the partial or total loss of that satellite. Even if launched into orbit, WorldView-2 may fail to enter into its designated orbital location. Since our incorporation in 1994, we have launched four satellites, the first of which suffered a power system failure, causing a loss of communications four days after its launch in 1997. The second of these satellites failed to achieve orbit on launch in November 2000. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, we may not be able to accommodate affected customers with our other satellites until a replacement satellite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement.

If our satellites fail to operate as intended, our ability to collect imagery and market our products and services successfully could be materially and adversely affected.

Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses in space that could affect our satellites’ performance. Hardware component problems in space could lead to deterioration in performance or loss of functionality of a satellite, with attendant costs and revenue losses. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite.

We cannot assure you that the QuickBird and WorldView-1 satellites will continue to operate successfully in space throughout their expected operational lives. In addition, we cannot assure you that, if it is successfully launched, WorldView-2 will operate successfully. Even if a satellite is operated properly, technical flaws in that satellite’s sensors could significantly hinder its performance, which could materially affect our ability to collect imagery and market our products and services successfully.

If we suffer a partial or total loss of a deployed satellite, we would likely need a significant amount of time and incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we likely would lose most or all of the revenue that otherwise would have been derived from that satellite. In addition, we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue.

We are dependent on foreign resellers for our international revenue. If these resellers fail to market or sell our products and services successfully, our business would be harmed.

We rely on foreign regional resellers to market and sell a significant portion of our products and services in the international market. We have intensified our efforts to further develop our operations in overseas markets. Our foreign resellers may not have the skill or experience to develop regional commercial markets for our imagery products and services. If we fail to enter into reseller agreements on a timely basis or if our foreign regional resellers fail to market and sell our imagery products and services successfully, these failures would negatively impact our business, financial condition and results of operations.

Our international business exposes us to risks relating to increased regulation and political or economic instability in foreign markets which could adversly affect our revenue.

In 2007, approximately 24.7% of our revenue was derived from international sales, and we intend to continue to pursue international contracts. We expect to derive substantial revenue from international sales of our products and services. International operations are subject to certain risks, such as:

•	changes in domestic and foreign governmental regulations and licensing requirements;

•	deterioration of relations between the United States and a particular foreign country;

•	increases in tariffs and taxes and other trade barriers;

•	changes in political and economic stability, including fluctuations in the value of foreign currencies, which may make payment in U.S. dollars, as provided for under some of our existing contracts, more expensive for foreign customers; and

•	difficulties in obtaining or enforcing judgments in foreign jurisdictions.

These risks are beyond our control and could have a material and adverse effect on our business.

We depend upon our ability to attract, train and retain employees. Our inability to do so, or the loss of key personnel, would seriously harm our business.

Because of the specialized nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical, managerial and sales and marketing personnel. The loss of one or more of our senior executive officers could result in the loss of knowledge, experience and technical expertise within the satellite imagery sector which would be detrimental to us, if we cannot recruit suitable replacements in a timely manner. Only our Chief Executive Officer has an employment agreement with us, and this agreement does not guarantee that she will remain employed with us in the future. The competition for qualified personnel in the commercial high resolution earth imagery industry is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of the services of any member of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

Satellites have limited operational lives and are expensive to replace. Loss of, or damage to, a satellite may require us to seek additional financing from outside sources, which we may be unable to obtain on favorable terms, if at all.

We determine a satellite’s useful life, or its expected operational life, using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses, estimated remaining fuel or other causes. The expected ends of the operational lives of our currently in-orbit satellites are as follows:

Satellite	Expected End of Operational Life

QuickBird	2010
WorldView-1	2018

The expected operational lives of these satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits in which the satellites are placed. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected operational life. Electrostatic storms or collisions with other objects could also damage our satellites. We cannot assure you that each satellite will remain in operation until the end of its expected operational life. Furthermore, we expect the performance of each satellite to decline gradually near the end of its expected operational life. We can offer no assurance that QuickBird, WorldView-1, or WorldView-2 when launched, will maintain their prescribed orbits or remain operational.

We anticipate using funds generated from operations and the proceeds from this offering to fund the development and construction of Worldview-2. If we do not generate sufficient funds from operations, we may need to obtain additional financing from outside sources to deploy follow-on satellites. If we do not generate sufficient funds from operations and cannot obtain financing, we will not be able to deploy other follow-on satellites or be able to replace any of our operating satellites at the end of their operational lives. We cannot assure you that we will be able to generate sufficient funds from operations or raise additional capital on favorable terms or on a timely basis, if at all, to develop or deploy additional high resolution imagery satellites.

We depend on our ground station centers in our imagery collection process, and any technical or other difficulties with these ground station centers could harm our ability to provide our products and services.

Our ground station centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism or vandalism or other misconduct or other unanticipated problems with our ground station centers could result in lengthy interruptions in our services.

Limited insurance coverage and availability may prevent us from obtaining insurance to cover all risks of loss.

We currently maintain $40.0 million and $270.0 million of in-orbit operations insurance for QuickBird and WorldView-1, respectively. We intend to continue this coverage to the extent it remains available at acceptable premiums. Any insurance proceeds received in connection with a partial or total loss of QuickBird or WorldView-1 may not be sufficient to cover the replacement cost, if we choose to do so, for such high resolution imagery satellite. In addition, this insurance will not protect us against all losses to QuickBird or WorldView-1 due to specified exclusions, deductibles and material change limitations, and it may be difficult to insure against certain risks, including a partial deterioration in satellite performance.

In addition, while we intend to obtain launch insurance for the launch of our WorldView-2 satellite, we may not be able to obtain this insurance on reasonable terms and conditions, if at all. Even if obtained, there can be no assurance that such coverage will cover all risks associated with the launch of our satellite or sufficiently cover all damages incurred in the event of a launch failure. Furthermore, our launch insurance will not cover any loss in revenue incurred as a result of a delayed or failed launch.

The price and availability of insurance have fluctuated significantly since we began offering commercial services in 2001. Although we intend to maintain insurance for our QuickBird and WorldView-1 satellites and obtain launch and in-orbit operations insurance for our planned WorldView-2 satellite, any determination we make as to whether to obtain insurance coverage will depend on a variety of factors, including the availability of insurance in the market and the cost of available insurance. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of a satellite using similar components or a similar launch vehicle, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. Higher premiums on insurance policies will increase our costs and consequently reduce our operating income by the amount of such increased premiums. If the terms of launch and in-orbit insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all. Even if obtained, our launch and in-orbit operations insurance will not cover any loss in revenue incurred as result of a delayed satellite launch or a partial or total satellite loss.

We depend on third parties to provide us with aerial imagery. If we are unable to obtain aerial imagery at sufficient resolution or on commercially reasonable terms, our ability to supplement our content library may be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We do not own planes or other similar aircraft and therefore depend on a network of aerial imagery suppliers to provide us with aerial imagery to include in our ImageLibrary. Aerial imagery is collected and processed by our aerial suppliers and then delivered to us to be uploaded into our ImageLibrary. Without this service, the comprehensiveness of our ImageLibrary could be diminished or our ImageLibrary could become outdated. An inability to successfully provide our customers with access to a comprehensive, up-to-date and diverse content library that meets their needs on commercial terms that make our services cost-effective to them could limit the scope and variety of our products and services and potentially affect the quality of our services. An inability to reach mutually acceptable commercial arrangements with our current aerial suppliers, or find new aerial supplier providers to supply us with aerial imagery on commercially reasonable terms, could result in our inability to maintain or expand our customer base, which could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal controls that, if not properly corrected, could result in material misstatements in our financial statements.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2007 and the review of the first quarter of 2008, our auditors have identified two material weaknesses in our system of internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies in internal controls over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In years prior to 2007, our auditors identified additional material weaknesses and significant deficiencies, which have since been remediated. We have undertaken a remediation plan designed to correct the issues identified in connection with the preparation of our 2007 audit and the 2008 interim review. The costs of implementing this remediation plan will increase our selling, general and administrative costs.

The first material weakness related to our not maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with the financial reporting requirements and the complexity of our operations and transactions. We did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with GAAP. This control deficiency contributed to the restatement of our annual consolidated financial statements for 2005, 2006 and 2007. In addition, we did not have the appropriate complement of personnel in accounting for income taxes which led to our lack of effective controls in place to ensure the completeness and accuracy of the income tax related financial statement accounts. This control deficiency also affected income tax expense and deferred income tax assets and could result in a misstatement of these accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. To remedy this material weakness, we have hired an experienced tax professional who we expect will perform these duties, we have engaged an outside accounting consultant on a full time basis, and we plan on hiring additional financial reporting resources with the appropriate level of accounting knowledge, experience and training in the application of GAAP to complement our existing personnel.

The second material weakness related to a lack of effective internal controls over the completeness and accuracy of stock-based compensation grants, forfeitures and modifications, and their related impact on stock-based compensation expense. Specifically, we did not have effective controls designed and in place to account for stock option transactions in connection with non-routine employment separations and the tools and processes used to calculate stock-based compensation were not sufficient. This control deficiency affected stock compensation expense and related equity accounts and could result in a misstatement of these accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected. To remedy this material weakness, we established a new internal policy that requires communication and approval of any non-standard stock option grants or modifications, are fully transitioning to a stock option compensation software program and have implemented multiple levels of review to ensure the completeness and accuracy of stock-based compensation calculations.

If we are not able to remedy the material weaknesses in a timely manner, we may be unable to provide our stockholders with the required financial information in a timely and reliable manner and we may misreport financial information, either of which could subject us to stockholder litigation and regulatory enforcement actions. This could materially and adversely impact our financial condition as well as the market value of our securities.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, including our ability to incur additional indebtedness.

As of March 31, 2008, our total indebtedness was $270.7 million, which represented 42.9% of our total capitalization. Our substantial amount of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness.

Our senior credit facility contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, repurchase or redeem indebtedness, grant liens on our assets, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and restrict the ability of our subsidiaries to pay dividends or to make other payments to us.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under our senior credit facility or other debt financing could result in a default under those facilities, which could cause all of our existing indebtedness to be immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these restrictions and covenants may also cause us to take actions that are not favorable to our stockholders and may make it more difficult for us to successfully execute our business plan and compete against companies that are not subject to such restrictions and covenants.

Our outstanding senior subordinated notes, which contain covenants similar to those of the senior credit facility, will be paid in full upon the consummation of this offering with a portion of the proceeds from this offering.

We have a history of losses. If revenue grows more slowly than anticipated and operational costs increase, we may be unable to sustain profitability.

Our company was incorporated in 1994. We successfully launched and commissioned our QuickBird satellite in October 2001 and February 2002, respectively and successfully launched and commissioned our WorldView-1 satellite in September 2007 and November 2007, respectively. While we have experienced increasing annual revenue since 2004 and achieved positive net income for the fiscal years 2006 and 2007, we experienced significant operating losses from 1994 through 2005. We had stockholders’ equity of $234.9 million as of December 31, 2006, $344.6 million as of December 31, 2007 and $359.2 million as of March 31, 2008, which included an accumulated deficit of $103.1 million as of March 31, 2008. We may be unable to sustain profitability in the future if our revenue grows more slowly than anticipated or if operating expenses exceed our expectations or cannot be adjusted accordingly.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate are:

•	termination or expiration of one or more of our key contracts, or a change in purchasing levels under one or more of our contracts;

•	failure of our satellites to operate as designed;

•	changes in governmental regulations or in the status of our regulatory approvals, clearances or future applications;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	delays or other problems with the construction and launch of our satellites;

•	changes in the availability of insurance;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	success of competitive products and services;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or the incurrence of additional debt;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general economic, industry and market conditions; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our common stock price to decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our selling, general and administrative expenses.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission in March 2010, and will likely require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Although not currently subject to the requirements of Section 404, we have identified material weaknesses that we are in the process of remediating. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify additional deficiencies. We may not be able to remediate the currently identified deficiencies or any future deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $      per share, representing the difference between the initial public offering price of $      per share and our as adjusted net tangible book value per share after giving effect to this offering.

Morgan Stanley will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances its best interest and not necessarily those of other stockholders.

Upon completion of this offering, an affiliate of Morgan Stanley & Co. Incorporated will beneficially own approximately     % of our outstanding common stock, or approximately     % if the underwriters’ over-allotment option is exercised in full. In addition, upon completion of this offering we will enter into an Investor Agreement with the affiliate of Morgan Stanley & Co. Incorporated pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. As a result, the affiliate of Morgan Stanley & Co. Incorporated will have the ability to exert significant influence over us and our significant corporate decisions, including the outcome of all matters requiring stockholder approval, such as the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets and it may act in a manner that advances its best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

We intend to use the net proceeds to us from this offering to fund the construction of our WorldView-2 satellite, to repay in full $40.0 million aggregate principal amount of our outstanding senior subordinated notes due April 18, 2012, together with accumulated payment-in-kind interest, and for general corporate purposes. For a further description of our intended use of the net proceeds to us from this offering, see the “Use of Proceeds” section of this prospectus.

Because of the number and variability of factors that will determine our use of the net proceeds to us from this offering, our ultimate use of these proceeds may vary substantially from their currently intended use. Our management will have considerable discretion over the use of the net proceeds to us from this offering. Stockholders may not agree with such uses, and the net proceeds may be used in a manner that does not increase our operating results or market value.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Upon completion of this offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, following the completion of this offering, the holders of           shares of common stock will have rights, subject to certain conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders and holders of           shares of common stock will have rights, subject to some conditions, to require us to register their shares for resale. A demand for registration may not be made until 180 days after the consummation of this offering. These shares of common stock, totaling           shares,

represent approximately     % of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters’ over-allotment option. Please see the “Description of Capital Stock — Registration Rights” section of this prospectus for a description of the registration rights of these stockholders.

We, our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. Our amended and restated certificate of incorporation will authorize us to issue up to          shares of common stock, of which           shares will be outstanding and          shares will be issuable upon the exercise of outstanding stock options. Of the outstanding shares, shares of common stock will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of incentive awards to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Provisions in our amended and restated certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include: the existence of a classified board; limitations on the removal of directors; advance notice requirements for stockholder proposals and director nominations; the inability of stockholders to act by written consent or to call special meetings; the ability of our board of directors to make, alter or repeal our by-laws; and the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders in some circumstances, or at least 80% of the voting power of the shares entitled to vote at an election of directors, in other circumstances. Any amendment to our by-laws requires the approval of either a majority of our board of directors or holders of at least 80% of the voting power of the shares entitled to vote at an election of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock.

This provision of the Delaware General Corporation Law could delay or prevent a change of control of our company, which could adversely affect the price of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors.

Our amended and restated certificate of incorporation contains provisions that permit the redemption of our stock to avoid the loss of licenses and registrations.

Our amended and restated certificate of incorporation contains provisions that permit the redemption of stock from stockholders where necessary, in the judgment of our board of directors, to protect our licenses and registrations. The purpose of these provisions is to ensure our compliance with our licenses or registration from any governmental agency that are conditioned upon some or all of our stockholders possessing prescribed qualifications. Failure to comply with these requirements may result in fines or a denial of renewal, or revocation of these licenses or registrations. See “Description of Capital Stock — Anti-Takeover Provisions — Redemption.”

These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. entity, and could impede an attempt by a non-U.S. entity to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our common stock at a premium over prevailing market prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions.

Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $      million, at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting offering expenses and the underwriting discounts. Our net proceeds will increase by approximately $      million if the underwriters’ option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us of this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders” and “Underwriters.”

We intend to use the net proceeds to us from this offering:

•	to fund the completion of the construction of our WorldView-2 satellite;

•	to repay in full $40.0 million aggregate principal amount of our outstanding senior subordinated notes due April 18, 2012, together with $ million of accumulated payment-in-kind interest; and

•	for general corporate purposes.

For a discussion regarding costs related to the construction of our WorldView-2 satellite, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources.” The senior subordinated notes bear interest at 12.5% per annum due semi-annually on July 31 and January 31, commencing July 31, 2008. The proceeds of the senior subordinated notes are being used to fund in part the construction of WorldView-2. Pursuant to the terms of the agreement under which the notes were issued, we are required to repay in full the senior subordinated notes upon consummation of this offering. An affiliate of Morgan Stanley & Co. Incorporated, which is one of the joint book-runners of this offering, holds $20.0 million aggregate principal amount of the senior subordinated notes and accordingly will receive a portion of the proceeds from this offering through such repayment. See “Underwriters.”

Additionally, we may choose to expand our current business through acquisitions of, or investments, in other complementary businesses, products or technologies, using cash or shares of our common stock. However, we have no negotiations, agreements or commitments with respect to any such acquisitions or investments at this time.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit facilities, capital requirements and other factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our unaudited capitalization, as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses and the application of the proceeds therefrom as described in “Use of Proceeds,” as if it had occurred on March 31, 2008.

This table should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	(unaudited)
	(in millions, except share data)

Cash and cash equivalents	$42.7	$

Total long term debt	$270.7	$
8.5% cumulative mandatorily redeemable preferred stock — Series C, $0.001 par value; 50,000,000 shares authorized, 10 shares issued and outstanding, actual; authorized, shares issued and outstanding, as adjusted	0.5

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 24,000,000 shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, as adjusted	—
Common stock, $0.001 par value: 250,000,000 shares authorized, 217,115,351 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	0.2
Treasury stock, at cost; 101,855 shares, actual and shares as adjusted	(0.2)
Additional paid-in-capital	463.5
Accumulated other comprehensive income	(1.2)
Accumulated deficit	(103.1)

Total stockholders’ equity	$359.2

Total capitalization	$630.4	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) cash and cash equivalents, additional paid-in capital and total stockholders’ equity and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of March 31, 2008 was $344.5 million, or $1.59 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to our sale of           shares of common stock at an assumed initial public offering price of $      per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of March 31, 2008 would have been $      million, or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2008	$1.59
Increase in net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution in as adjusted net tangible book value per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) our as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $      per share, would result in an as adjusted net tangible book value of approximately $      million, or $      per share, and the dilution per share to investors in this offering would be $      per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $      per share, would result in a as adjusted net tangible book value of approximately $      million, or $      per share, and the dilution per share to investors in this offering would be $      per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our as adjusted net tangible book value at March 31, 2008 would be $      million, or $      per share, representing an immediate increase in as adjusted net tangible book value to our existing stockholders of $      per share and an immediate dilution to investors participating in this offering of $      per share.

The following table summarizes as of March 31, 2008, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $      per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing equity holders			%	$		%	$
Investors participating in this offering

Total		100%		$	100%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to          , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to          , or approximately     % of the total shares of common stock outstanding after this offering.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above and does not include:

•	12,874,683 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2008 at a weighted average exercise price of $3.65 per share; and

•	18,513,940 shares of common stock available for grant under our option plans as of March 31, 2008.

The following table summarizes as of March 31, 2008, on an as adjusted basis, after giving effect to the exercise of all stock options outstanding as of March 31, 2008, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $      per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing equity holders			%	$		%	$
Investors participating in this offering

Total		100%		$	100%

Effective upon the completion of this offering, an aggregate of           shares of our common stock will be reserved for future issuance under our option plans. To the extent that any of these options are exercised, new options are issued under our option plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL INFORMATION

The selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2007 and 2008 and the selected consolidated balance sheet data as of March 31, 2008 has been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for any future period. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations
(in millions, except share and per share data)

	Year Ended December 31,							Three Months Ended March 31,
	2003		2004	2005	2006	2007(1)		2007	2008
								(unaudited)

Revenue	$84.5		$58.8	$65.4	$106.8	$151.7		$30.6	$68.8
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	25.9		24.5	17.8	16.5	22.1		5.0	6.7
Selling, general and administrative	23.8		31.9	25.5	37.4	49.0		11.5	18.4
Depreciation and amortization	29.8		31.1	39.8	46.0	46.8		11.5	18.8
Loss on disposal of assets	—		1.7	1.2	0.1	—		—	—
Restructuring	—		1.0	0.7	—	—		—	—

Income (loss) from operations	5.0		(31.4)	(19.6)	6.8	33.8		2.6	24.9
Loss on early extinguishment of debt	15.6		—	11.0	—	—		—	—
Interest (expense) income, net	(10.1)		0.2	1.9	3.1	4.1		1.5	(1.4)

Net income (loss) before income taxes	(20.7)		(31.2)	(28.7)	9.9	37.9		4.1	23.5
Income tax (expense) benefit	—		—	—	(0.7)	57.9	(2)	(0.1)	(9.4)

Net income (loss)	$(20.7)		$(31.2)	$(28.7)	$9.2	$95.8		$4.0	$14.1

Earnings (loss) per share:(3)
Basic	$(0.33	)(4)	$(0.17)	$(0.15)	$0.05	$0.44		$0.02	$0.06
Diluted	$(0.33	)(4)	$(0.17)	$(0.15)	$0.05	$0.44		$0.02	$0.06
Weighted average common shares outstanding:
Basic	83,067,875		189,058,782	191,191,499	192,167,093	216,346,212		216,166,322	217,101,301
Diluted	83,067,875		189,058,782	191,191,499	194,162,778	219,967,943		219,996,457	220,814,824

Consolidated Balance Sheet
(in millions)

	December 31,						March 31,
	2003	2004	2005	2006		2007	2008
							(unaudited)

Cash and cash equivalents	$2.3	$38.5	$58.2	$103.0	(5)	$22.9	$42.7	(7)
Working capital	(3.2)	34.1	54.2	169.4		30.3	66.8
Total assets	197.4	455.0	574.2	759.3		907.5	939.4
Current portion of deferred revenue(6)	1.3	3.9	8.3	2.8		31.1	29.6
Long-term deferred revenue(6)	17.0	178.3	208.3	237.6		239.3	233.3
Total long-term debt	0.1	98.3	200.0	230.0		230.0	270.7
Total stockholders’ equity	$157.5	$152.7	$124.7	$234.9		$344.6	$359.2

(1)	The 2007 results include the operations for GlobeXplorer subsequent to the acquisition that occurred in January 2007.

(2)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	Please see Note 3 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

(4)	In calculating the net loss attributable to common stockholders, preferred dividends earned by preferred stockholders totalling $6.8 million were added to our net loss for a total allocable loss to common stockholders of $27.5 million in 2003.

(5)	The cash and cash equivalents, long-term debt and stockholders’ equity increase in 2006 is a result of the issuance of an additional $100.0 million of equity and the addition of a delayed draw term loan of $30.0 million under the senior credit facility that was drawn in December 2006.

(6)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years. In 2003, we began receiving advance payments under the NextView agreement from NGA that were used to offset the construction of WorldView-1. The increases each year through 2007 consisted primarily of the payments received from NGA under the NextView agreement.

(7)	The cash and cash equivalents and total long-term debt increase in 2008 is a result of the issuance of $40.0 million of senior subordinated unsecured notes in February 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of commercial high resolution earth imagery products and services. We own and operate two imagery satellites that we believe offer the highest resolution and collection rates, and among the most sophisticated technical capabilities, in the commercial market today. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. This proprietary imagery is added daily to our ImageLibrary, which currently houses more than 400 million square kilometers of high resolution earth imagery, an area greater than twice the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of our WorldView-2 satellite in mid-2009 is expected to expand our collection capabilities by nearly one million square kilometers per day.

Our products and services support a wide variety of uses such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil agencies.

We successfully commissioned our QuickBird satellite into full operational capability, or FOC, in February 2002. In January 2003, we entered into the ClearView agreement with NGA, under which we agreed to provide a minimum of $72.0 million of QuickBird imagery products and services to the U.S. government over a three year period, with two one-year extensions at NGA’s option. In January 2006, NGA exercised the first option to extend the ClearView agreement for one year with an additional $36.0 million purchase commitment.

In September 2003, we entered into the NextView agreement with NGA, under which we agreed to provide a minimum of $531.0 million of imagery products and services from our WorldView-1 satellite. Of this amount, $266.0 million was paid between September 2003 and November 2007, the date WorldView-1 became operational, and was used to offset the construction costs of the satellite. The remaining $265.0 million commitment was to be paid upon the delivery of imagery once WorldView-1 achieved FOC. The commitment was subsequently raised by $46.0 million to $311.0 million. While NGA has committed to spend these funds to purchase our products and services, actual spending of the funds is ultimately dependent on government appropriations of available funds. The pre-FOC payments were accounted for as deferred revenue until WorldView-1 became operational in November 2007. The deferred revenue is being recognized ratably over the current estimated life of the customer relationship, or 10.5 years.

In February 2007, the ClearView agreement was merged with the NextView agreement to include delivery of imagery from the QuickBird satellite, which, together with sales of images from WorldView-1 after its commissioning in November 2007, generated $73.2 million of revenue in 2007 and $37.0 million in the first three months in 2008. In January 2008, we amended the NextView agreement from image-based ordering to a service level agreement, or the SLA, increased the amount we are to receive under the NextView agreement from $265.0 million to $311.0 million. As a result, $238.0 million of purchases remained under the NextView agreement as of January 2008, which will be recognized as revenue ratably over the period from January 2008 to July 2009. Under the SLA, we are obligated to make substantially all of the image tasking capacity of our WorldView-1 satellite available to NGA, as well as to meet certain service requirements related to the operational performance of our WorldView-1 satellite and related ground systems. In the event that we do not meet the service level requirements, NGA is granted an allowance of up to $0.8 million of the total $12.5 million monthly fee, which NGA can use to extend the

SLA period or apply to any new agreement between the parties. Any revenue deferred related to this allowance will be recognized when earned in future periods. For the three months ended March 31, 2008 we deferred $0.5 million of SLA revenue as a result of underperformance against the SLA performance requirements. However our performance against these requirements has not had a significant adverse impact on our revenue from NGA. Our commitment to provide a substantial portion of the WorldView-1 satellite imaging capacity to NGA under the NextView agreement limits our ability to provide tasking services from WorldView-1 to other customers, but does not materially limit our ability to sell collected imagery to other customers from our ImageLibrary. Historically, NGA has purchased more than the contracted amounts stipulated in the ClearView and NextView agreements.

In January 2007, we acquired GlobeXplorer for $21.3 million, net of cash acquired. This acquisition broadened our customer portfolio, expanded our product offerings to include aerial and other satellite imagery content and added web-based distribution capabilities.

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. We have organized our business into these two segments because we believe that customers in these two groups are functionally similar in terms of their areas of focus and purchasing habits. Our imagery products and services are comprised of imagery that we process to varying levels according to the customer’s specifications. We deliver our products and services using the distribution method that best suits our customers’ needs. Customers acquire our imagery either by placing a tasking order for our satellites to collect data to their specifications or purchasing images that are archived in our ImageLibrary.

Revenue

Our principal source of revenue is the licensing of our earth imagery products and services to end users and resellers.

Revenue from defense and intelligence customers accounted for 61.8%, 66.1%, 68.2%, 66.0% and 82.1% of our total revenue in 2005, 2006, 2007 and for the three months ended March 31, 2007 and 2008, respectively. Revenue from commercial customers accounted for 38.2%, 33.9%, 31.8%, 34.0% and 17.9% of our total revenue in 2005, 2006, 2007 and for the three months ended March 31, 2007 and 2008, respectively. Growth in defense and intelligence revenue as a percentage of total revenue was due to increases in NGA purchases under the ClearView and NextView agreements, including the start of deliveries of imagery products and services from our WorldView-1 satellite to NGA in late 2007. We expect this trend to continue in 2008 and the first half of 2009 as a result of continued purchases by NGA. The launch of WorldView-2 in mid-2009 may also result in a continuation of this trend, depending in part upon the success of DAP and continued funding by the U.S. government of purchases of our imagery products and services. We generated approximately 64.1%, 71.2%, 76.4%, 65.7% and 84.6% of our revenue in the United States and Canada and 35.9%, 28.8%, 23.6%, 34.3% and 15.4% of our revenue outside of the United States and Canada in 2005, 2006, 2007 and for the three months ended March 31, 2007 and 2008, respectively. We generated approximately 58.5% of our revenue from paid tasking and 41.5% from our ImageLibrary for the twelve months ended March 31, 2008.

Defense and Intelligence Revenue

Our defense and intelligence segment consists of customers who are principally defense and intelligence agencies of U.S. or foreign governments. The U.S. government, through NGA, purchases our imagery products and services under the NextView agreement on behalf of various agencies within the U.S. government. Other U.S. defense and intelligence customers include defense and intelligence contractors, such as Harris Corporation and Lockheed-Martin Corporation. Defense and intelligence contractors provide an additional outlet for our imagery by adding value to our imagery by combining it with other information to deliver a final product to a customer.

Our defense and intelligence customers focus on image quality, including resolution, frequency of area revisit and coverage, as well as ensuring availability of a certain amount of our capacity as they integrate our products and services into their operational planning. Our customers in this segment prefer to operate under contracts with purchase commitments, through which we receive quarterly or semi-annual pre-payments in exchange for delivering specific orders to the customer. Our revenue from our defense and intelligence customers has historically been largely from placing tasking orders, with a smaller portion from sales of imagery from our ImageLibrary. We believe this trend will continue. For the twelve months ended March 31, 2008, we generated approximately 73.4% of our defense and intelligence revenue from paid tasking and 26.6% from our ImageLibrary (treating all of the revenue from the SLA under the NextView agreement as paid tasking and excluding amortized revenue).

In 2007 and for the first three months in 2008, we sold to our defense and intelligence customers both directly and through resellers, with 92.9% and 95.8%, respectively, of our defense and intelligence revenue coming from direct sales and 7.1% and 4.2%, respectively, from resellers.

In 2007 and for the first three months in 2008, $90.9 million, or 87.9%, and $52.5 million, or 92.9%, respectively, of our defense and intelligence revenue was generated within the United States and Canada, and $12.5 million, or 12.1%, and $4.0 million, or 7.1%, respectively, was generated from international defense and intelligence customers. In 2007 and for the first three months in 2008, our top five defense and intelligence customers accounted for 95.4% and 98.6%, respectively, of our defense and intelligence revenue. NGA was our only customer that accounted for more than 10% of our revenue in 2007 and for the first three months in 2008, accounting for approximately 57.7% and 75.7% of our revenue for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

Commercial Revenue

Our commercial business consists of both traditional customers, primarily civil governments, and energy, telecommunications, utility and agricultural companies that use our content for mapping, monitoring, analysis and planning activities, and customers that add our content to enhance and expand the information products and services that they develop and sell to the commercial market. We call this second type of customer an integrated information customer.

Most of our traditional commercial customers purchase our imagery products and services on an as-needed basis, either from the ImageLibrary or by placing tasking orders. By contrast, some of our integrated information customers prefer contracts to maintain access to our imagery archive, or provide subscriptions to access our ImageLibrary. The majority of revenue from the commercial segment has historically been generated from sales from our ImageLibrary, with a smaller proportion from placing tasking orders. We believe this trend will continue in 2008. For the twelve months ended March 31, 2008, we generated approximately 22.1% of our commercial revenue from paid tasking and 77.9% from our ImageLibrary.

Our commercial customers are located throughout the world. We sell to these customers both directly and through resellers, with 56.2% and 59.7%, respectively, of our commercial revenue coming from resellers and 43.8% and 40.3%, respectively, coming from direct sales in 2007 and for the first three months in 2008.

In 2007 and for the first three months in 2008, $25.0 million, or 51.8%, and $5.7 million, or 46.3%, respectively, of our commercial revenue was generated in the United States and Canada and $23.3 million, or 48.2%, and $6.6 million, or 53.7%, respectively, was generated outside of the United States and Canada. In 2007 and for the first three months in 2008, our top five commercial customers accounted for 40.0% and 39.7%, respectively, of our commercial revenue, none of which accounted for more than 10% individually. We believe that we will have additional opportunities in some of the countries with rapidly growing economies, such as Brazil, China, India and Russia, and, as a result, we expect that sales growth in our commercial segment will be higher outside of the United States and Canada.

Expenses

Most of our revenue has come from the sale of products and services comprised of imagery from QuickBird and, since November 2007, WorldView-1. Given that most of the operating costs of a satellite are related to the pre-operation capital expenditures required to build and launch a satellite, there is no significant direct relationship between our cost of revenue and changes in our revenue. Our cost of revenue consists primarily of the cost of personnel, as well as the cost of operations directly associated with operating our satellites, retrieving information from the satellites, and processing the data retrieved. In 2007, we acquired an aerial imagery library when we purchased GlobeXplorer. Costs of acquiring the aerial imagery are amortized on an accelerated basis as a cost of revenue.

Our selling, general and administrative expenses consist primarily of labor, benefits, travel, rent and related overhead costs, third-party consultant payments, sales commissions and marketing expenses. Our selling, general and administrative expenses have been increasing in total, but decreasing as a percentage of revenue. We expect this increase to continue, as we expand our sales and administrative resources to accommodate our revenue growth, increase capacity for product sales and distribution, and as a result of the costs related to being a public company, including to remedy material weaknesses in our internal controls. We expect these latter costs to materially increase our selling, general and administrative expenses. As we expand our worldwide presence, we expect an increase in travel, selling and administrative expenses. As a result, the trend of selling, general and administrative expenses decreasing as a percentage of revenue may not continue. The acquisition of GlobeXplorer resulted in an increase in staff, as well as additional lease, sales and operating expenses in 2007.

Depreciation and amortization consist primarily of depreciation of our satellites and other operating assets. In 2007, we recorded amortization of intangible assets as a result of the GlobeXplorer acquisition. We expect our depreciation and amortization expenses to increase substantially in 2008 due to $45.2 million of depreciation as a result of the full year operation of WorldView-1. In 2007, there were only one and a half months of depreciation and amortization associated with WorldView-1, which became operational in November. Those costs were partially offset by lower depreciation associated with an extension of the estimated operational life of QuickBird and certain assets that continue to be used by us becoming fully depreciated at the beginning of 2007.

Our interest charges consist primarily of interest payments on borrowings used to finance satellite construction and are capitalized as a cost of our satellite construction. During 2007, substantially all interest incurred was capitalized to our satellites that were under construction. With the successful completion of WorldView-1, construction and related interest capitalization will be allocated to the WorldView-2 satellite currently under construction. The completion of our satellite construction contracts will potentially impact our earnings by increasing our interest expense when WorldView-2 is operational, because we may no longer capitalize the interest on our debt.

We had net operating losses through 2005 and accumulated a deferred tax asset related to those losses. The accumulated deferred tax assets had a full valuation allowance recorded against it. In 2007, we removed the valuation allowance previously recorded against certain of our net deferred tax assets, based on a determination that it is more likely than not that we will be able to fully use the related deferred tax assets in future years. In 2006 and 2007, taxable income was substantially offset by the utilization of our net operating loss carryforwards.

With the release of our valuation allowance in 2007, we expect our 2008 income tax expense to increase. However, we will not make federal tax payments, other than alternative minimum tax payments, until we fully utilize our net operating loss carryforwards.

Results of Operations

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

The following tables summarize our historical results of operations for the three months ended March 31, 2008 compared to the three months ended March 31, 2007 and our expenses as a percentage of revenue for the periods indicated:

	Three Months Ended March 31,		Change
	2007	2008	$	Percent
	(in millions)

Historical results of operations:
Defense and intelligence revenue	$20.2	$56.5	$36.3	179.7%
Commercial revenue	10.4	12.3	1.9	18.3

Revenue	30.6	68.8	38.2	124.8
Cost of revenue, excluding depreciation and amortization	5.0	6.7	1.7	34.0
Selling, general and administrative	11.5	18.4	6.9	60.0
Depreciation and amortization	11.5	18.8	7.3	63.5

Income from operations	2.6	24.9	22.3	857.7
Interest income, net of interest expense	1.5	(1.4)	(2.9)	*
Net income before income taxes	4.1	23.5	19.4	473.2
Income tax expense	(0.1)	(9.4)	(9.3)	*

Net income	$4.0	$14.1	$10.1	252.5%

*	Not meaningful.

	Three
	Months
	Ended
	March 31,
	2007	2008

Expenses as a percentage of revenue:
Revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	16.3	9.7
Selling, general and administrative	37.6	26.7
Depreciation and amortization	37.6	27.3

Income from operations	8.5	36.2
Interest income, net of interest expense	4.9	(2.0)

Net income before income taxes	13.4	34.2
Income tax expense	(0.3)	(13.7)

Net income	13.1%	20.5%

Net income for the three months ended March 31, 2008 increased by $10.1 million, or 252.5%, to $14.1 million from $4.0 million for the three months ended March 31, 2007.

Revenue for the three months ended March 31, 2008 increased by $38.2 million, or 124.8%, to $68.8 million from $30.6 million for the three months ended March 31, 2007, primarily due to growth in domestic defense and intelligence revenue. The growth in defense and intelligence revenue for the three months ended March 31, 2008 is primarily due to increased sales to NGA of approximately $35.6 million, related to the first full quarter of operation of the WorldView-1 satellite and the amendment of the NextView agreement to a SLA. This revenue included $6.4 million recognized as a result of the amortization of deferred revenue related to pre-WorldView-1 launch payments made by NGA. Commercial revenue increased by $1.9 million, or 18.3%, primarily due to increased international revenue in India, China and Europe.

Cost of revenue for the three months ended March 31, 2008 increased by $1.7 million, or 34.0%, to $6.7 million from $5.0 million for the three months ended March 31, 2007 due to a $0.6 million increase in labor costs resulting from increased head count, a $0.3 million increase in the amortization of aerial imagery, an increase in consulting costs of $0.3 million, a $0.4 million increase in third party data purchases and production for specific projects and $0.1 million of bonuses paid to employees.

Selling, general and administrative expenses for the three months ended March 31, 2008 increased by $6.9 million, or 60.0%, to $18.4 million from $11.5 million for the three months ended March 31, 2007. The increase is due to $3.4 million of increased expenses from payroll, bonus, travel and other related costs due to increased headcount, $1.7 million of additional satellite insurance expense related to a full quarter of operation of WorldView-1, increased stock compensation expense of $0.3 million resulting from stock option grants made in the first quarter of 2008, an increase in marketing expense of $0.4 million and an increase in consulting services fees of $0.3 million.

Depreciation and amortization for the three months ended March 31, 2008 increased by $7.3 million, or 63.5%, to $18.8 million from $11.5 million for the three months ended March 31, 2007. Depreciation expense increased by $11.3 million for the three months ended March 31, 2008 due to the first full quarter of depreciation expense related to WorldView-1. This increase was partially offset by a decrease in depreciation due to assets becoming fully depreciated in the three months ended March 31, 2007 and a $3.5 million reduction related to the extension of the depreciable operational life of QuickBird from March 2009 to November 2010. The annual assessment of the useful life of the QuickBird satellite led to an extension of the depreciable operational life of QuickBird as a result of increased efficiencies in the operation of the satellite that resulted in reduced consumption of satellite fuel.

Interest income, net of interest expense, for the three months ended March 31, 2008 decreased by $2.9 million to $1.4 million interest expense from $1.5 million interest income, net for the three months ended March 31, 2007, due to lower average cash balances and lower average interest rate returns on cash balances in the first quarter of 2008 as compared to the first quarter of 2007. In addition, in the first quarter of 2007 all interest was being capitalized to the WorldView-1 satellite, while in the first quarter of 2008 only a portion of the interest expense was capitalized to the WorldView-2 satellite. We expect to capitalize increased amounts of interest associated with our debt as cumulative spending on the WorldView-2 satellite increases.

Income tax expense for the three months ended March 31, 2008 increased by $9.3 million to $9.4 million from $0.1 million. The increase is due to estimated net income for 2008 and applying the estimated tax rate for the 2008 year to the quarterly results of operations. Prior to the achievement of full operational capability of the WorldView-1 satellite in the fourth quarter of 2007, we held a full valuation allowance against our net operating losses, and only recognized income tax expense related to our payment of alternative minimum tax.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following tables summarize our historical results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and our expenses as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Change
	2006	2007	$	Percent
		(in millions)

Historical results of operations:
Defense and intelligence revenue	$70.6	$103.4	$32.8	46.5%
Commercial revenue	36.2	48.3	12.1	33.4

Total revenue	106.8	151.7	44.9	42.0
Cost of revenue, excluding depreciation and amortization	16.5	22.1	5.6	33.9
Selling, general and administrative	37.4	49.0	11.6	31.0
Depreciation and amortization	46.0	46.8	0.8	1.7
Loss on disposal of assets	0.1	—	(0.1)	(100.0)

Income from operations	6.8	33.8	27.0	397.1
Interest income, net of interest expense	3.1	4.1	1.0	32.3

Net income before income taxes	9.9	37.9	28.0	282.8
Income tax (expense) benefit	(0.7)	57.9	58.6	*

Net income	$9.2	$95.8	$86.6	941.3%

*	Not meaningful.

	Year Ended December 31,
	2006	2007

Expenses as a percentage of revenue:
Revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	15.4	14.6
Selling, general and administrative	35.0	32.3
Depreciation and amortization	43.1	30.8
Loss on disposal of assets	0.1	0.0

Income from operations	6.4	22.2

Interest income, net of interest expense	2.9	2.7

Net income before income taxes	9.3	24.9
Income tax (expense) benefit	(0.7)	*

Net income	8.6%	63.2%

*	Not meaningful.

Net income for the year ended December 31, 2007 increased by $86.6, or 941.3%, to $95.8 million from $9.2 million for the year ended December 31, 2006.

Revenue for the year ended December 31, 2007 increased by $44.9 million, or 42.0%, to $151.7 million from $106.8 million for the year ended December 31, 2006, due to growth in defense and intelligence revenue and growth in commercial revenue attributable to our acquisition of GlobeXplorer. Revenue from our defense and intelligence segment increased by $32.8 million, or 46.5%, for the year ended December 31, 2007, primarily due to increased sales of $31.0 million to NGA and increased sales of $1.4 million to customers in Asia and Europe. Defense and intelligence revenue included $3.2 million of deferred revenue, recognized as a result of amortizing $266.0 million of pre-launch payments made by NGA to partially offset the cost of the construction of WorldView-1. Commercial revenue increased by $12.1 million, or 33.4%, of which $11.9 million was due to the GlobeXplorer acquisition.

Cost of revenue for the year ended December 31, 2007 increased by $5.6 million, or 33.9%, to $22.1 million from $16.5 million for the year ended December 31, 2006 primarily due to costs attributable to the GlobeXplorer acquisition. As a result of the GlobeXplorer acquisition, we purchase aerial imagery content from third-party suppliers that is recorded as aerial image library and expensed over a two-year period. This aerial image library expense was $3.7 million, or 66.1%, of the total increase in cost of revenue in 2007. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it achieved FOC and the lower relative level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in costs related to a defense and intelligence project of $1.6 million due to a multi-year NGA project that was completed in 2006.

Selling, general and administrative expenses for the year ended December 31, 2007 increased by $11.6 million, or 31.0%, to $49.0 million from $37.4 million for the year ended December 31, 2006. Approximately $6.2 million, or 53.4%, of the total increase to selling, general and administrative expenses was attributable to the GlobeXplorer acquisition. In addition, compensation expense increased by $0.2 million, higher consulting expenses accounted for $0.9 million of the increase, travel-related expenses increased by $1.0 million, higher marketing expenditures accounted for $1.3 million of the increase and an increase in staff accounted for a portion of the increase. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as costs of the satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it became operational and a lower level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in defense and intelligence internal sales commissions of $1.2 million in 2007.

Depreciation and amortization for the year ended December 31, 2007 increased by $0.8 million, or 1.7%, to $46.8 million from $46.0 million for the year ended December 31, 2006. Depreciation expense increased by $5.7 million due to WorldView-1 commencing operations on November 16, 2007. This increase was partially offset by decreases in depreciation due to $17.0 million of assets becoming fully depreciated in the first quarter of 2007 and a $2.8 million reduction related to the extension of the depreciable operational life of QuickBird from March 2009 to July 2009.

Interest income, net, for the year ended December 31, 2007 increased by $1.0 million, or 32.3%, to $4.1 million from $3.1 million for the year ended December 31, 2006, due to higher average cash balances through the first half of 2007 and a higher average interest rate realized in 2007.

Income tax benefit for the year ended December 31, 2007 was $57.9 million due to the release of our deferred tax asset valuation allowance. In 2007 and 2006, we had taxable income and were able to carry forward net operating losses from prior fiscal years to decrease the total amount of taxes paid. In 2007, we determined that it was more likely than not that we will be able to utilize approximately $59.1 million of our net deferred tax assets against taxable earnings generated in future periods.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following tables summarize our historical results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 and our expenses as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Change
	2005	2006	$	Percent
		(in millions)

Historical results of operations:
Defense and intelligence revenue	$40.4	$70.6	$30.2	74.8%
Commercial revenue	25.0	36.2	11.2	44.8

Revenue	65.4	106.8	41.4	63.3
Cost of revenue, excluding depreciation and amortization	17.8	16.5	(1.3)	(7.3)
Selling, general and administrative	25.5	37.4	11.9	46.7
Depreciation and amortization	39.8	46.0	6.2	15.6
Loss on disposal of assets	1.2	0.1	(1.1)	(91.7)
Restructuring	0.7	—	(0.7)	(100.0)

Income (loss) from operations	(19.6)	6.8	26.4	*
Loss on early extinguishment of debt	11.0	—	(11.0)	(100.0)
Interest income, net of interest expense	1.9	3.1	1.2	63.2

Net income (loss) before income taxes	(28.7)	9.9	38.6	*
Income tax (expense) benefit	—	(0.7)	(0.7)	*

Net income (loss)	$(28.7)	$9.2	$37.9	*

*	Not meaningful.

	Year Ended December 31,
	2005	2006

Expenses as a percentage of revenue:
Revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	27.2	15.4
Selling, general and administrative	39.0	35.0
Depreciation and amortization	60.9	43.1
Loss on disposal of assets	1.8	0.1
Restructuring	1.1	0.0

Income (loss) from operations	*	6.4
Loss on early extinguishment of debt	16.8	0.0
Interest income, net of interest expense	2.9	2.9

Net income (loss) before income taxes	*	9.3
Income tax (expense) benefit	0.0	0.7

Net income (loss)	*	8.6%

*	Not meaningful.

Net income for the year ended December 31, 2006 increased by $37.9 million to $9.2 million from $(28.7) million for the year ended December 31, 2005.

Revenue for the year ended December 31, 2006 increased by $41.4 million, or 63.3%, to $106.8 million from $65.4 million for the year ended December 31, 2005. This increase was due primarily to sales to defense and intelligence customers, which increased to $70.6 million for the year ended December 31, 2006 from $40.4 million for the year ended December 31, 2005. Revenue from NGA increased by $28.1 million due to larger U.S. government demand for commercial earth imagery. Commercial revenue for the year ended December 31, 2006 increased by $11.2 million, or 44.8%, to $36.2 million from $25.0 million for the year ended December 31, 2005, was primarily due to sales to commercial customers in the United States, China, India, the Middle East and South America.

Cost of revenue for the year ended December 31, 2006 decreased by $1.3 million, or 7.3%, to $16.5 million from $17.8 million for the year ended December 31, 2005, primarily due to a realignment of our operations. We realigned our sales and marketing efforts more directly with our defense and intelligence and commercial customers and streamlined our internally focused operations and development activities. As a result, operational positions were eliminated, reducing cost of revenue in 2006, as compared to 2005. Concurrently new sales support positions were created, increasing selling, general and administrative expenses as compared to 2005. In 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which required the expensing of equity-based compensation. Stock-based compensation expense of $0.2 million was recorded in cost of revenue in 2006 as a result of the adoption of SFAS 123R.

Selling, general and administrative expenses for the year ended December 31, 2006 increased by $11.9 million, or 46.7%, to $37.4 million from $25.5 million for the year ended December 31, 2005. An increase of $4.9 million was due to increased hiring and the new staff costs resulting from the realignment of operations previously discussed. In 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which required the expensing of equity-based compensation. We recorded $1.9 million in equity-based compensation expense in 2006 as a result of the adoption of SFAS 123R. The increase in selling, general and administrative expenses included $1.3 million from the payment of 2006 performance-related bonuses to the management team and $2.7 million increase in consulting fees. These increases were partially offset by a decrease in selling, general and administrative expenses related to sales commissions of $1.3 million less commissions paid in 2006, as compared to 2005.

Depreciation and amortization for the year ended December 31, 2006 increased $6.2 million, or 15.6%, to $46.0 million from $39.8 million for the year ended December 31, 2005, related to placing the Norway and Prudhoe Bay ground station centers in service. These ground station centers are used to communicate with QuickBird and WorldView-1. Amortization of software development costs related to WorldView-1, but placed in service for use with QuickBird, accounted for $2.9 million of the increase in depreciation and amortization.

Loss on disposal of assets for the year ended December 31, 2006 decreased $1.1 million, or 91.7%, to $0.1 million from $1.2 million for the year ended December 31, 2005. The disposal of assets in 2005 was related to previously developed internal software that was no longer suitable for use with QuickBird or WorldView-1.

Loss on early extinguishment of debt for the year ended December 31, 2005 was related to prepayment penalties and write off of debt discount and deferred financing costs incurred upon early retirement of certain indebtedness refinanced with the proceeds of our senior secured debt.

Restructuring for the year ended December 31, 2006 decreased by $0.7 million, or 100%, to zero from $0.7 million for the year ended December 31, 2005. In the fourth quarter of 2005, we restructured our operations to better align the operations to our strategic and financial objectives. The restructuring charges of $0.7 million were related to employee severance.

Interest income for the year ended December 31, 2006 increased by $1.2 million, or 63.2%, to $3.1 million from $1.9 million for the year ended December 31, 2005. The increase was due to a larger average cash balance during 2006 of $82.1 million, compared to $49.9 million in 2005, as well as an increase in the average earned rate of return on our cash and investments, as interest rates rose during 2006.

Liquidity and Capital Resources

We believe that the combination of funds currently available to us, funds expected to be generated from operations and the proceeds of this offering will be adequate to finance our ongoing operations and development activities through the expected launch of WorldView-2 in mid-2009. Our cash and cash equivalents balance was $42.7 million at March 31, 2008. In February 2008, we issued senior subordinated notes in the amount of $40.0 million to be used for the construction and launch of WorldView-2. In the first quarter of 2008, we began receiving monthly payments of $12.5 million under the new SLA in our NextView agreement.

We estimate the remaining costs to construct, insure and launch WorldView-2 will be $125.9 million for the remainder of 2008 and $116.5 million in 2009. We will use a portion of the proceeds of this offering to fund the completion of construction of WorldView-2. The costs to complete the construction and launch of WorldView-2 include fixed price contracted costs for satellite hardware components and the launch service vehicle. Additional costs to complete the construction and launch of WorldView-2 consist predominantly of insurance, internal labor and third party software. Because we have not yet purchased launch insurance for our WorldView-2 satellite, our liquidity could be negatively impacted if the actual policy cost is materially higher than our estimate. A delay in the launch would delay the requirement to make payments under some of our construction and launch contracts that are tied to the launch date, which could positively impact our liquidity.

Upon commissioning of our WorldView-2 satellite, we believe that our cash flow from operations will exceed our capital expenditures and will be sufficient to meet our current long-term liquidity needs. If we begin a new satellite construction project, we may need to raise additional capital in order to fund a portion of the construction and launch costs.

In summary, our cash flows were:

				Three Months
				Ended
	Year Ended December 31,			March 31,
(in millions)	2005	2006	2007	2007	2008
	(as restated)			(unaudited)

Net cash provided by operating activities	$53.8	$82.3	$80.1	$3.4	$36.8
Net cash used in investing activities	(125.6)	(165.4)	(157.8)	(76.8)	(56.3)
Net cash provided by (used in) financing activities	91.5	127.9	(2.4)	—	39.3

In the first three months of 2008, our operating cash flow reflected net income generated during the period of $14.1 million, adjusted for non-cash items such as depreciation and amortization expense of $18.8 million, stock-based compensation of $1.1 million and a decrease in deferred income tax assets of $8.8 million. Cash flows were decreased due to the recognition of deferred revenue of $7.5 million.

In the first three months of 2007, our operating cash flow reflected net income generated during the period of $4.0 million, adjusted for non-cash items such as deprecation and amortization expense of $11.5 million and stock-based compensation of $0.6 million. Cash flows were decreased by an increase in outstanding accounts receivable of $9.5 million and an increase in payments of accounts payable of $3.7 million.

In 2007, our operating cash flow reflected net income generated during the period of $95.8 million, adjusted for non-cash items such as depreciation and amortization expense of $46.8 million, stock-based compensation of $2.6 million and an increase in deferred income tax assets of $59.1 million. Additionally, short- and long-term deferred revenue, provided cash of $35.8 million from receipt of payments under the NextView agreement. Cash flows were decreased due to an increase in accounts receivable, including those from a related party, of $30.7 million primarily due to increased revenue in the fourth quarter from NGA.

In 2006, our operating cash flow reflected net income generated during the period of $9.2 million, adjusted for non-cash items such as depreciation and amortization expense of $46.0 million and stock-based compensation of $2.2 million. Deferred revenue generated cash flow of $24.4 million due to payments received from NGA under the NextView agreement.

In 2005, our operating cash flow reflected a net loss for the period of $28.7 million, adjusted for non-cash items such as depreciation and amortization expense of $39.8 million and non cash portion of loss on early extinguishment of debt of $4.9 million. Deferred revenue generated cash flow of $43.8 million due to payments being received under the NextView agreement from NGA.

Cash paid for satellite and facilities construction was $122.0 million, $80.5 million, $233.4 million, $68.7 million and $55.4 million in 2005, 2006 and 2007 and for the three months ended March 31, 2007 and March 31, 2008, respectively. We purchased investments in marketable securities of $49.2 million, $90.7 million, $163.5 million and $17.9 million in 2005, 2006 and 2007, and the three months ended March 31, 2007, respectively. The sale of those securities generated cash of $46.2 million, $8.0 million, $249.2 million and $16.8 million in 2005, 2006 and 2007 and the three months ended March 31, 2007, respectively. We did not have purchases or sales of securities for the three month period ended March 31, 2008. In January 2007, we paid $9.4 million, net of cash acquired, to acquire GlobeXplorer.

Cash provided by financing activities was $91.5 million, $127.9 million, $(2.4) million, $0 and $39.3 million in 2005, 2006, 2007 and for the three months ended March 31, 2007 and 2008, respectively. During 2005, we borrowed $200.0 million, and received cash of $194.5 million net of transaction costs, under our senior credit facility. A portion of the proceeds was used to repay $103.1 million of outstanding indebtedness. During 2006, we amended the senior credit facility, increasing its size by $30.0 million, and in December 2006 we borrowed the remaining $30.0 million under the senior credit facility. In 2006, we received proceeds from the issuance of common stock, net of transaction costs, of $99.7 million, which were primarily used for construction of WorldView-2. In 2007, we paid $2.0 million in fees associated with the 2006 sale of common stock. In February 2008, we issued senior subordinated notes net of fees and other issuance costs, primarily legal fees, of $38.5 million to be used for the construction and launch of WorldView-2.

Senior Credit Facility

We have outstanding a $230.0 million senior credit facility with a syndicate of financial institutions for whom an affiliate of Morgan Stanley & Co. Incorporated serves as administrative agent. The senior credit facility matures on October 18, 2011.

The senior credit facility is guaranteed by our subsidiaries and secured by nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is under construction.

The senior credit facility initially consisted of two term loans, a $150.0 million term loan that was drawn on April 18, 2005, and a $50.0 million term loan that was drawn on November 17, 2005. The senior credit facility was subsequently amended on June 23, 2006 to add an additional delayed draw term loan of $30.0 million that was drawn on December 13, 2006.

At our election, interest under the senior credit facility is determined by reference to (i) the 3-month London Interbank Offered Rate, or LIBOR, plus an applicable margin of 5.5% per annum, or (ii) the higher of the prime rate posted in the Wall Street Journal and the Federal Funds effective rate plus 1/2 of 1%, plus an applicable margin of 4.5% per annum. Interest is payable quarterly based upon the amount of the outstanding loan principal balance, with the principal balance due on October 18, 2011. The interest rate on the term loans is currently 3-month LIBOR plus 5.5%.

The senior credit facility contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, repurchase or redeem indebtedness, grant liens on our assets, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and restrict the ability of our subsidiaries to pay dividends or to make other payments to us.

The senior credit facility also contains financial covenants, including maintenance of a total leverage ratio, a senior secured leverage ratio and a fixed charge coverage ratio, limits on the amount of non-WorldView capital expenditures and limits on WorldView-2 capital expenditures. As of March 31, 2008, we were in compliance with the covenants under the senior credit facility.

The senior credit facility contains customary events of default. If an event of default exists under the senior credit facility, the lenders may accelerate the maturity of the obligations outstanding under the senior credit facility and exercise other rights and remedies. The events of default include, among other things, failure to make payments when due, defaults under other indebtedness, breach of covenants, breach of representations and warranties, voluntary or involuntary bankruptcy, judgments and attachments, a change of control, certain events related to ERISA and impairment of security interests in collateral. In addition, the senior credit facility requires the prepayment of the loans thereunder upon the occurrence of certain events that are specifically related to our industry, including termination of our satellite purchase agreement, termination of our launch service agreement, and failure to commission our satellites.

Senior Subordinated Notes

In February 2008, we issued $40.0 million of senior subordinated notes due April 18, 2012. The net proceeds of $39.2 million are being used to fund construction and launch expenditures associated with WorldView-2. The senior subordinated notes bear interest at 12.5% per annum due semi-annually on July 31 and January 31, commencing July 31, 2008 until January 31, 2009 after which the rate increases to 13.5% per annum. We may elect to pay the interest in kind by issuing additional senior subordinated notes in lieu of cash. We may elect to repay the senior subordinated notes at any time prior to maturity subject to a premium ranging from 0% to 4%, depending on when the repayment occurs. In addition, there are a number of circumstances, including consummation of this offering, which require a mandatory repayment, in full or in part, of the senior subordinated notes. The agreement pursuant to which the senior subordinated notes were issued includes a significant number of affirmative and negative covenants, including financial covenants which are similar to those contained in the senior credit facility. We will repay the senior subordinated notes, together with accumulated payment-in-kind interest, with the proceeds of this offering. As of March 31, 2008, we were in compliance with the covenants under the senior subordinated notes.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2008.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2007:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in millions)

Operating leases	$14.7	$2.4	$5.4	$3.7	$3.2
Senior credit facility, excluding interest payments	230.0	—	—	230.0	—
Interest payments under our senior credit facility	89.9	23.7	47.4	18.8	—
Hitachi distribution fee	5.0	—	5.0	—	—
Construction contracts	162.9	114.6	40.5	7.8	—

Total	$502.5	$140.7	$98.3	$260.3	$3.2

Our operating leases are primarily for office space in the United States. We generally believe leasing office space is more cost-effective than purchasing real estate. Payments due on our senior credit facility are based on borrowings under such facility as of March 31, 2008. For purposes of projecting future cash commitments in the table above, we are estimating the LIBOR rate to be approximately 4.79% based on the weighted average three-month LIBOR rate for the twelve months ended March 31, 2008. The Hitachi distribution fee is refundable if WorldView-2 is not commissioned. Construction contracts are commitments for the remaining estimated costs to construct, launch and insure WorldView-2. The failure to launch WorldView-2 as scheduled may delay the period in which the construction contract payments detailed above are paid.

Guarantees and Indemnification Obligations

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of generally accepted accounting principles that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 3 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our principal source of revenue is the licensing of earth imagery products and services for end users and resellers. Revenue is recognized when an arrangement exists, the solution has been delivered to our customers, the fee is fixed or determinable and the collection of funds is reasonably assured. We have a limited number of agreements with multiple deliverables that we review to determine whether any or all of the deliverables can be separated from one another. If separable, revenue is allocated to the various deliverables based on their relative fair value and recognized for each deliverable when the revenue recognition criteria for that specific deliverable are achieved.

All direct costs are expensed as a cost of revenue. An allowance for doubtful accounts receivable is provided for at the end of each period, based upon management’s assessment of the collectability of outstanding accounts receivable.

Our revenue is generated from: (i) licenses of imagery; (ii) subscription services; and (iii) the recognition of deferred revenue. We recognize revenue from each of our revenue sources as follows:

•	Licenses. Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image off of our system.

•	Subscriptions. We have several products and services that allow customers to access imagery on-line and manipulate the imagery before delivery. Customers pay for the subscription at the beginning of the subscription period. The subscription revenue is recorded as deferred revenue and recognized over the subscription period, either on the straight line basis or based on actual product usage, if so specified by the arrangement.

•	Deferred Revenue. Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) DAP; and (iii) subscription arrangements. To date, all fees received in connection with direct access facility construction have been recorded as deferred revenue and all costs incurred have been recorded as deferred contract costs. In connection with the initial contract under the DAP, in 2005 we received an upfront payment of $10.0 million from Hitachi Software Engineering Company, Ltd., or Hitachi Software, upon entering into a distribution agreement, $5.0 million is non-refundable and $5.0 million is refundable under certain circumstances. The upfront payment is included in deferred revenue and will be recognized to revenue over the estimated customer relationship period upon commencement of the DAP operations, which is expected to occur in 2009. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

The following additional recognition policies have been applied for significant contracts.

NGA paid us $266.0 million to partially offset the cost of the construction and launch of WorldView-1. These payments were recorded as deferred revenue when received. When WorldView-1 reached FOC in November 2007, we began recognizing the deferred revenue on a straight line basis over the estimated customer relationship period of 10.5 years. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Occasionally, we enter into contracts with customers that are required to be deferred over a period of time. If the contract does not have a specified contractual life, we make an assessment as to the likely term of the remaining period of the contractual relationship with the customer. A review of the contractual relationship is performed by management quarterly, and, as such, the potential amortization of the deferred revenue may be adjusted as appropriate.

Accounting for Stock Options

Effective January 1, 2006, we adopted SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, or APB 25. Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. We adopted SFAS No. 123R prospectively and therefore apply the valuation provisions of SFAS No. 123R to all new options and to options that were outstanding prior to the effective date that are subsequently modified. The adoption of SFAS No. 123R had an impact of $2.2 million on our consolidated financial position and results of operations for the year ended December 31, 2006.

Prior to 2006, we accounted for stock-based compensation under the recognition and measurement principles of APB 25 and adopted the disclosure-only provisions of SFAS No. 123.

On February 16, 2000, our board of directors approved the 1999 Equity Incentive Plan, or the 1999 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our common stock or shares of common stock may be issued to employees, officers, directors and consultants. Options granted pursuant to the 1999 Plan are subject to certain terms and conditions as contained in the 1999 Plan, have a ten-year term, generally vest over a four-year period, and optionees can elect early exercise for tax mitigation purposes. Upon termination of service, any acquired but unvested shares are subject to repurchase by us at the lesser of fair value or original exercise price. As of March 31, 2008, there were 461,962 options available to be issued under the 1999 Plan. We do not intend to grant those options.

On June 14, 2007, the board of directors approved the 2007 Employee Stock Option Plan, or the 2007 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of the our common stock, stock appreciation rights and shares of common stock may be granted to employees, officers, directors and consultants. Only our, or our subsidiaries’, employees may receive incentive share options, or ISOs. Options granted pursuant to the 2007 Plan are subject to certain terms and conditions as contained in the 2007 Plan, have a ten-year term, and generally vest over a four-year period. The number of shares available for grant under the 2007 Plan at December 31, 2007 and March 31, 2008 was 21,185,982 and 18,051,978, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2007	2008(1)

Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	45.0%	37.0% - 40.6%	37.0%
Risk-free interest rate	4.3% - 4.9%	3.3% - 4.9%	2.0% - 2.6%
Expected life of options (years)	4.0	4.0	4.0
Forfeiture rate	3.0%	3.0%	3.0%

(1)	Through March 31, 2008.

Expected volatility is based on comparable companies’ four-year history. Expected life and forfeiture rate are based on our historical experience. The risk-free rate is based on an average of the yields of the three- and five-year treasury note.

Changes to the underlying assumptions, including increased forfeiture rates, may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements. As of March 31, 2008, there was a total of $8.7 million of unrecognized expense which will be recognized over a weighted average period of 3.1 years.

Property and Equipment

Property and equipment are recorded at cost. Pursuant to SFAS No. 34, Capitalization of Interest Cost, or SFAS 34, the cost of our satellite includes capitalized interest cost incurred during the construction and development period. In addition, capitalized costs of our satellite and related ground systems include internal direct labor costs incurred in the construction and development, as well as depreciation costs related to assets which support the construction and development of our satellite and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized during the construction phase, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

We capitalize certain internal and external software development costs incurred to develop software for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. We expense the costs of developing computer software until the software has reached the application development stage and capitalize all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellites useful life. Amortization expense related to capitalized software costs, exclusive of software costs amortized as part of the cost of our satellites, was $6.6 million, $9.5 million, $8.1 million and $2.0 million, for 2005, 2006 and 2007 and for the three months ended March 31, 2008, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, such as three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellite and ground stations. Leasehold improvements and assets used pursuant to capital-lease obligations are amortized on a straight-line basis over the shorter of their useful lives or lease terms; such amortization is included in depreciation expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized contract and related satellite costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate or if our other assumptions are not met, our actual bad debt experience could exceed our estimate.

We capitalize interest, an allocated portion of launch insurance premiums, contract costs and internal direct labor costs incurred in, and depreciation costs related to assets that support the construction and development of our satellites and related ground systems. Once a satellite is operational, we depreciate the asset over the expected operational life. Changes in the estimates of the operational life of the asset are reflected in subsequent periods as adjustments to future depreciation expenses. If a satellite were to fail during launch or while in orbit, the resulting loss would be charged to expense in the period such loss was incurred. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

Following each launch, and at least annually thereafter, we review the expected operational life of our satellites. We determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The expected operational lives of our satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels and other components, levels of solar radiation, the durability of various satellite components and the orbits in which the satellites are placed.

Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. Our goodwill valuation is based upon a discounted cash flow analysis. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenue. Changes in judgments on any of these factors could materially impact the value of the asset.

In determining the purchase price allocation in connection with the GlobeXplorer acquisition, we obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization. After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangible assets (identified as trademarks, core technology, customer relationships and non-compete agreements) are recorded at fair value as determined at the time of acquisition.

We test the carrying value of goodwill for impairment using a discounted cash flow methodology annually, and more frequently if a triggering event occurs. During the fourth quarter of 2007, the annual impairment test on the goodwill recorded was completed and it was determined that there was no impairment of the goodwill. Our goodwill is deductible for income tax purposes.

Deferred Contract Costs

We capitalized certain costs reimbursable under the NextView agreement, incurred in the construction and development of WorldView-1. Upon commissioning of WorldView-1, the deferred contract costs are being amortized ratably over the estimated life of the customer relationship period, or 10.5 years. The costs are allocated monthly between cost of revenue and sales, general and administrative expenses based upon a ratio of total labor dollars for each cost classification.

Deferred Contract Costs from Related Party

We defer certain direct costs incurred in the construction of direct access facilities built for DAP customers, consisting of hardware, software and labor purchased from a related party. The direct access facility will allow our DAP customers to communicate with our satellites. The costs incurred to date are related to contractual agreements for the construction of our first direct access facility and are directly related to fulfillment of DAP related revenue contracts. Accordingly, the deferred contract costs from related party will be recognized as expense in the period of revenue recognition of our DAP related contracts, which is expected to be the life of the WorldView-2 satellite.

Income Taxes

We follow SFAS No. 109, Accounting for Income Taxes, or SFAS 109. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed each year. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment.

The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

As of December 31, 2007, there are no income tax positions for which the unrecognized tax benefits will significantly increase or decrease during the next twelve months. Tax years still open for examination by federal and major state agencies as of December 31, 2007 are 2004 through 2007. Federal and state agencies may disallow research tax carryforwards, net operating loss carryforwards and other carryforwards previously claimed.

As of December 31, 2007, we had federal and state net operating loss carryforwards of $140.6 million and $104.0 million, respectively, available to offset future federal and state taxable income. The net operating loss carryforwards will expire at various times during the period from 2010 to 2025. Under Section 382 of the Internal Revenue Code of 1986, or the Code, in general, an aggregate increase of more than 50% in the percentage ownership in value of our Company’s stock by 5% or greater stockholders (including public groups) over a running three year period constitutes an “ownership change” for federal income tax purposes. Such an ownership change may limit our ability to use, for both regular and alternative minimum tax purposes, our net operating loss carryforwards attributable to the periods prior to the ownership change. The initial public offering of our common stock may cause, or increase the likelihood in the future of, an ownership change under Section 382 of the Code.

New Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board, or the FASB, issued FASB Staff Position, or FSP, No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13, or FSP No. 157-1, amending FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157 to exclude FASB Statement No. 13, Accounting for Leases, or SFAS No. 13, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141R regardless of whether those assets and liabilities are related to leases. FSP No. 157-1 shall be effective upon the initial adoption of SFAS No. 157. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 as of January 1, 2008. See footnote 3, Fair Values of Financial Instruments, of the consolidated financial statements, included with this prospectus for a quantitative measurement of the effect of this position statement on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or SFAS 160. SFAS 160 establishes accounting and reporting standards for a parent company’s noncontrolling, or minority, interests in its subsidiaries. SFAS 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a noncontrolling interest as well as deconsolidation procedures. This statement aligns the reporting of noncontrolling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, or SFAS No. 159. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for years beginning after November 15, 2007. We do not believe that the adoption of this statement will have an effect on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008, with early adoption prohibited. The adoption of this standard will impact any future acquisitions consummated by us.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, or SFAS No. 161, that expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We are currently evaluating the effects, if any, that SFAS No. 161 may have on the presentation and classification of these activities in our financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements, or EITF No. 07-1, which requires that revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, or EITF No. 99-19 and not account for such arrangements on the equity method of accounting. EITF No. 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF No. 07-1 may have on the presentation and classification of these activities in our financial statements and do not believe that it will affect our financial statement presentation.

In April 2008 the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets or FSP No. 142-3. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. 142-3 is effective for us as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We are currently evaluating the effects, if any, that FSP No. 142-3 may have on the presentation and classification of our effected assets in our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our major market risk relates to changing interest rates. As of March 31, 2008, we had outstanding floating-rate term loan debt of $230.0 million, none of which is current. Under our senior credit facility, we are required to maintain one or more interest rate swap agreements for the aggregate notional amount of $100.0 million. Accordingly, we are party to a swap agreement that effectively fixes the interest rate on $100.0 million of principal value of our outstanding term loans at 10.5%. As of March 31, 2008, the swap agreement had a notional amount of $100.0 million and fair value of ($3.0) million. For further information on the swap agreement, see note 8 to our consolidated financial statements included elsewhere in this prospectus.

A hypothetical interest rate change of 1% on our senior credit facility would have changed interest incurred for the year ended December 31, 2007 and the three months ended March 31, 2008 by $2.3 million and $2.3 million, respectively. The interest incurred on the swap agreement would not have changed other income as nearly all interest is capitalized. In addition, a hypothetical interest rate change of 1% on our swap agreement would have changed the fair value of the interest swap at March 31, 2008 by $0.8 million. Changes in market interest rates would impact the fair value of our long-term obligations. The carrying amount of the debt under our senior credit facility approximates its fair value as of March 31, 2008 as the facility bears interest based on the LIBOR.

We do not currently have any significant foreign currency exposure. Our revenue contracts are primarily denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars.

Quarterly Results

	Quarters Ended 2006				Quarters Ended 2007					Quarter Ended 2008
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31		March 31
	(unaudited)
	(in millions)

Revenue	$26.3	$27.9	$27.4	$25.2	$30.6	$30.9	$39.4	$50.8	(1)	$68.8

Net income (loss) before income taxes	3.0	5.0	3.6	(1.7)	4.1	5.6	13.5	14.7		23.5
Income tax benefit (expense)	—	—	—	(0.7)	(0.1)	—	(0.1)	58.1	(2)	(9.4)

Net income (loss)	$3.0	$5.0	$3.6	$(2.4)	$4.0	$5.6	$13.4	$72.8		$14.1

(1)	In the fourth calendar quarter of 2007, we began generating revenue from our WorldView-1 satellite.

(2)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

Seasonality

We do not expect seasonality to have a material impact on our business in the future due to the monthly payment commitment under the NextView agreement, and increased expected revenue from ImageLibrary sales and subscriptions.

BUSINESS

Overview

We are a leading global provider of commercial high resolution earth imagery products and services. Our products and services support a wide variety of uses such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil agencies. The imagery that forms the foundation of our products and services is collected daily via our two high resolution imagery satellites and managed in our industry-leading content archive, which we refer to as our ImageLibrary. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications.

Our products and services provide customers and end users with up-to-date earth imagery, enabling them to more efficiently map, monitor, analyze and navigate the physical world. Our products and services are incorporated into a growing number of location-based applications, including Google Maps and Microsoft Virtual Earth, and mobile devices from vendors such as Garmin. We believe that there are significant opportunities for growth in the sales of our products and services driven by increased U.S. and foreign government and commercial reliance on up-to-date high resolution imagery, and expanding consumer awareness of earth imagery applications.

We own and operate two imagery satellites that we believe offer the highest resolution and collection rates, and among the most sophisticated technical capabilities, in the commercial market today. Our satellites collect both black and white, and multi-spectral imagery which shows visible color and non-visible light, such as infrared. We are able to merge lower resolution multi-spectral imagery with high resolution black and white imagery to create high resolution color imagery. Our QuickBird satellite, launched in 2001, collects black and white imagery at a resolution of 61 centimeters and multi-spectral imagery at a resolution of 2.44 meters. Our WorldView-1 satellite, launched in 2007, collects black and white imagery at a resolution of 50 centimeters. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. This proprietary imagery is added daily to our ImageLibrary, which currently houses more than 400 million square kilometers of high resolution earth imagery, an area greater than twice the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of WorldView-2, our third satellite, in mid-2009 is expected to expand our collection capabilities by nearly one million square kilometers per day, enable intra-day revisits to a specific geographic area, and enhance our ability to collect up-to-date imagery in those areas of greatest interest to our customers.

Our distribution capabilities and software tools enable customers to access, use and integrate our products and services in the way best suited to their business operations and applications. Customers can browse and order imagery on-line through our search and discovery tools, and our products and services can be delivered or accessed via the media of their choice. Certain customers elect to take delivery of the imagery off-line, and manage and host the imagery for their end users. We deliver imagery to these customers via physical media, such as DVD, CD or hard drive, or file transfer protocol, or FTP. End users then access our imagery products and services via specialized geospatial third-party software, easy-to-use desktop software such as our PhotoMapper, or as part of the customer’s own service or device. Other customers elect to have us host the imagery. End users then access the imagery solution via our web services applications ImageConnect and ImageBuilder.

We sell our products and services through a combination of direct and indirect channels, including direct enterprise sales, international sales agents, strategic alliances, web services and a global network of resellers.

Market Opportunity

The commercial high resolution earth imagery industry is dynamic and growing. According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012. The major growth drivers of our segment are:

•	Increasing Reliance on Commercial Products and Services by the U.S. and Foreign Governments. In 1992, the U.S. government acknowledged the potential public benefit resulting from creating commercial sources of satellite imagery and using the imagery for civilian applications, including global change detection, emergency management, planning and zoning, as well as providing an unclassified source of imagery for national security activities. Since 1992, the U.S. commercial satellite imaging industry has developed rapidly with the strong encouragement and support of the federal government. Three successive presidential administrations have reaffirmed U.S. government policy to promote a vibrant commercial satellite imaging sector.

The U.S. government is increasingly relying on commercial remote sensing space capabilities to provide unclassified earth imagery for defense, intelligence, foreign policy, homeland security and civil needs. Under the NextView programs, NGA purchases earth imagery content and related products and services from commercial providers on behalf of various agencies within the U.S. government, including the Department of Defense, the Department of State, the Defense Intelligence Agency, the National Security Agency, the Department of Homeland Security and the CIA.

The growing need for commercially available and readily distributable unclassified imagery is driven, in part, by globalization and the increased cooperation between U.S. and foreign governments, and between multiple state and civil agencies and organizations in endeavors such as the war on terror, disaster relief and global environmental monitoring. Many foreign governments also use commercial earth imagery to help meet their defense, intelligence, and civil needs.

•	Expanding Use of Location-Based Information by Commercial Enterprises and Civil Agencies. Commercial enterprises and civil government agencies throughout the world continue to expand their use of satellite imagery for mapping, monitoring, analyzing and planning activities. Commercial enterprises are also using location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software providers, such as Autodesk, Oracle, SAP and SAS, are enhancing their products and services by incorporating imagery products and services. U.S. and foreign civil agencies are using satellite imagery for many purposes, including establishing effective police and fire emergency routes, and classifying land use for growth planning and tax assessments. We believe that commercial enterprises and civil agencies are also beginning to recognize the value of using historical imagery and data in combination with the most current data to better observe and analyze changes on the ground.

•	Growing Use of Imagery to Monitor Rapid Economic Development. Rapidly developing countries in Asia, Eastern Europe, Latin and South America are experiencing significant changes on the ground, as a result of their economic growth and development. These countries are increasingly relying on imagery for many purposes, such as building and maintaining current maps that catalogue this development and change. For example, Chinese civil agencies utilize earth imagery for infrastructure and environmental planning related to significant changes in population movements and large industrial infrastructure investments, among other uses.

•	Increasing Use of Imagery in Consumer Applications. The introduction of earth imagery overlays to digital maps by major internet portals, such as Google and Microsoft, has increased consumer awareness of, and demand for, location-based applications that utilize earth imagery. Large-scale mapping capabilities are being combined with up-to-date images and information to create new and more powerful consumer applications and products for use in real-estate applications, GPS-based mobile devices and next generation video games. We believe that personal navigation device manufacturers are turning to imagery as another point of product differentiation in an increasingly competitive industry. Major manufacturers of personal, automotive and marine devices, such as Garmin sell navigation products and services that integrate maps, satellite imagery and dynamic location content, such as turn-by-turn directions and live traffic information. We expect this trend to accelerate as device costs decrease and screen resolution, processing power and connectivity improve.

The growing demand for imagery products and services from an increasingly diverse customer base places new demands on providers of high resolution earth imagery. We believe that users are increasingly requiring imagery that is up to date, comprehensive, readily available and easy to integrate into their workflows. As a result, users are turning to commercial providers that have large scale imaging capabilities and can deliver this content to them efficiently and effectively.

Competitive Strengths

A number of significant competitive strengths differentiate us from our competitors. These include:

•	Leading Imagery Collection Capabilities. We own and operate two imagery satellites that we believe offer the highest resolution and collection rates, and among the most sophisticated technical capabilities, commercially available. We are the only commercial earth imagery provider currently operating two imagery satellites capable of capturing images at a resolution of better than one meter. We currently collect four times the number of square kilometers of high resolution imagery per day as our closest competitor, based on satellites currently in orbit. With the launch of our WorldView-2 satellite, we expect to expand our collection capabilities by nearly one million square kilometers per day and achieve intra-day revisit capability, WorldView-2 will also make us the only commercial earth imagery provider with 8-band multi-spectral capability, which enables change detection and mapping through a more robust color palette for crisper color imagery products and services and enhanced analysis of non-visible characteristics of the earth’s surface and underwater.

•	Large and Rapidly Expanding ImageLibrary. We believe that our ImageLibrary houses the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. Our ImageLibrary contains more than 400 million square kilometers of high resolution earth imagery and is currently growing at an average rate of 775,000 square kilometers per day. Our comprehensive ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and to perform comparison analyses with our historical images. Our ImageLibrary covers all of the world’s 300 largest cities at a resolution of 1 meter or better and coverage of a substantial portion of the population in the United States, Canada, Western Europe, China, Russia, India and Brazil, including a total population coverage of over two billion, 127 cities with populations of over one million, 1,625 ports and harbors and 6,321 airports. We continue to create innovative solutions to monetize this valuable content. For example, we offer our customers CitySphere, a collection of 200 of the world’s largest cities that is refreshed every two years.

•	Strong, Strategic Customer Relationships. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial earth imagery industry and has purchased imagery from us since 2002. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses and positions us well for future opportunities with these customers. We also serve a large and growing base of commercial customers that includes Google, Garmin and NAVTEQ.

•	Significant Barriers to Entry. We have made significant capital investments in our satellites, ground infrastructure and imagery archive. The development and launch of a high resolution satellite typically takes four years or longer. Our industry is highly regulated due to the sensitive nature of satellite technology, and new entrants would need considerable technical expertise and face substantial up-front capital outlays and long lead times to secure necessary licenses. Finally, new entrants into the market would be unable to replicate the historical context provided by our extensive ImageLibrary without significant expense.

•	Experienced Management Team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry with a track record of innovation and growth in the commercial sector. In 1993, our founder and Chief Technical Officer obtained the first license from the U.S. government to operate a commercial high resolution satellite in the United States. Our team has demonstrated significant capabilities in launching and operating satellites, as well as managing the large volume of imagery information we collect. In addition, several members of our senior management team have previous experience working in U.S. defense and intelligence agencies, which we believe provides us with a competitive advantage in serving our core government customers in the United States and abroad.

Strategy

Our objective is to enhance our leading position in developing and delivering commercial high resolution earth imagery products and services. To achieve this goal, we adhere to a strategy that is grounded in our core strengths and focused on offering the most comprehensive, most up-to-date and most accessible content in the industry. Key aspects of our strategy include:

•	Drive Adoption of Imagery Products and Services in Mass Market Applications. We will continue to work closely with our customers to develop new applications that facilitate ease of use of our imagery. For example, we are collaborating with personal navigation devices manufacturers and internet portals to develop consumer products and applications that utilize high resolution earth imagery to enhance the navigational and mapping features in their products and services. The ease with which our customers can incorporate and integrate our imagery into third-party platforms makes high resolution earth imagery a valuable core component of these integrated information applications. We also intend to continue to invest in technologies that will expand the applications for our imagery and leverage our extensive and rapidly growing ImageLibrary.

•	Monetize Content From Our Growing ImageLibrary. We are committed to ensuring that our ImageLibrary contains the most up-to-date and comprehensive earth imagery that is commercially available. We strategically operate our satellites to expand our ImageLibrary by capturing imagery of areas of greatest interest to our customers. We will seek to monetize this content by offering our products and services to an increasing variety of customers. Additionally, we are committed to investing in software tools that will enable our customers to derive greater value from our products and services.

•	Leverage Our Existing Customer Base. Our strategic relationship with NGA provides a substantial foundation upon which to expand our relationships with defense and intelligence agencies, and enables us to enhance our commercial offerings. Earth imagery collected and licensed to our existing customers is maintained in our ImageLibrary and provides a content archive that can be incorporated into new products and services for both new and existing customers.

•	Offer Flexible Distribution to Enhance Accessibility. Customers can access and integrate our imagery simply and efficiently via the media of their choice, including desktop applications, web services or physical media. We intend to continue to develop our processing and delivery capabilities to provide our customers with user-friendly access to our imagery content. For example, we recently augmented our imagery distribution capabilities with the acquisition of GlobeXplorer in January 2007, which allows our customers to access a designated portion of the ImageLibrary on-line or provide on-line access to their end users. In addition, under our DAP, certain customers, with prior approval from the U.S. government, will be able to task our WorldView-1 and WorldView-2 satellites from their own secure access facilities and receive data directly into their facilities for processing and use.

•	Extend Our Industry Leading Earth Imaging Capabilities. With the launch of QuickBird in 2001, we established a leadership position in the commercial high resolution earth imagery industry. QuickBird offered what was then the world’s highest resolution commercial satellite imagery, the largest image area and the greatest on-board storage capacity of any commercial high resolution satellite imagery provider. The recent launch of WorldView-1 has significantly increased our capabilities. WorldView-1 has a collection capacity of nearly 274 million square kilometers per year and QuickBird’s collection capability is 77 million square kilometers per year. We plan to launch WorldView-2 in mid-2009. Upon its successful launch and deployment, we will expand our capabilities and product offerings by increasing our collection rates, intra-day site revisits and enhanced multi-spectral imagery. We believe these innovations will extend our market leadership. Finally, decreased delivery times for tasked orders will allow our customers to receive images within a few hours, rather than a few days.

Customers and Their Applications

In 2007 and for the three months ended March 31, 2008, we generated 68.2% and 82.1%, respectively, of our revenue from defense and intelligence customers and 31.8% and 17.9%, respectively of our revenue from commercial customers.

Defense and Intelligence

Our largest single customer, is the U.S. government, which, through NGA, purchases imagery products and services under the NextView program on behalf of various agencies within the U.S. government. The NextView program is the follow-on program to the ClearView program. NGA’s minimum earth imagery purchase commitment under the NextView agreement from January 2008 through the expiration of the agreement in July 2009 is $238.0 million, payable in increments of $12.5 million per month, subject to meeting service level commitments.

Other U.S. defense and intelligence customers include defense contractors. The largest source of our revenue in 2007 and for the three months ended March 31, 2008 was from U.S. defense and intelligence customers, accounting for $90.9 million, or 59.9%, and $52.5 million, or 76.3%, respectively, of our total revenue.

Our international defense and intelligence customers are located throughout the world. We sell to these customers both directly and through resellers. Most of our international defense and intelligence revenue is generated through contracts with foreign intelligence agencies or defense organizations, from which we receive quarterly or semi-annual pre-payments in exchange for delivering specific orders to the end customer. International defense and intelligence customers accounted for $12.5 million, or 8.2%, and $4.0 million, or 5.8%, respectively, of our total revenue in 2007 and for the three months ended March 31, 2008.

Our defense and intelligence customers are principally defense and intelligence agencies of U.S. or foreign governments who use our imagery for a broad range of purposes, including:

•	Mapping. Our imagery content is used to produce traditional hard copy mapping products, large scale maps suitable for supporting defense and intelligence operations and site diagrams, as well as digital forms of these maps.

•	Monitoring. Defense and intelligence agencies use our imagery to identify ground-based armor, artillery and support vehicles, naval vessels and military aircraft. In addition, our imagery supports monitoring of drug crop production or other illicit activities as well as agricultural or environmental changes. Our products and services enable identification of the type of crop, its growth rate and location.

•	Imagery Analysis. Our imagery is used to support the monitoring of force deployments, battle assessments and change in facilities over time.

•	Disaster Response. The comprehensiveness of our ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and, in combination with historical images, to perform before and after analyses to evaluate ground conditions, guide recovery and rebuilding efforts and direct response teams to the fastest, safest access routes.

•	Training. Defense and intelligence contractors and specialized third parties use our imagery as the foundation for interactive 3D fly-throughs in a specific region for training and planning purposes.

Commercial

Our commercial business consists of both traditional and integrated information customers. Our traditional customers are primarily civil governments, and energy, telecommunications, utility and agricultural companies and, like our defense and intelligence customers, use our content for mapping, monitoring, analysis and planning activities. Our integrated information customers use our content to enhance and expand other information products and services that they develop and sell to the commercial market.

Our commercial customers are located throughout the world. We sell to these customers both directly and through resellers. Our commercial revenue is generated both through purchases of our products and services on an as-needed basis and multi-year contracts.

Examples of our commercial customers’ applications of our imagery products and services include:

Traditional Customers

•	U.S. Civil Agencies. Support a wide range of applications for urban planning, natural resources exploration, land resource management, classification of land use, change monitoring, disaster assessment, emergency response and public works.

•	International Civil Agencies. Utilize imagery for national mapping projects, decreasing the time, cost and overhead of field review, land surveying and most of the applications described for U.S. civil agencies. International civil agencies represent one of the fastest growing opportunities for us, especially in rapidly growing markets in Asia, Russia, the Middle East and South America.

•	Energy. Capture operating cost efficiencies, facilitate decision making and contribute to responsible development of energy resources through all phases of exploration, production and distribution.

•	Telecommunications. Used in a wide range of applications, including capacity planning, right-of-way governance, network monitoring, facilities and asset management, site planning and environmental studies.

•	Utilities. Analyze facilities and neighboring areas and to gain efficiencies for daily operations. Detail the placement of utility infrastructure, its surrounding environment, both urban and rural, and the changes that take place over time.

•	Natural Resources. Facilitate assessment of crop growth and health, wildfire risks, classification of crop and soil types, measurement of moisture content, and mapping of watersheds.

•	Insurance. Provide a quick and efficient means to monitor and assess insured assets and surrounding environments, respond to catastrophes worldwide and monitor claims.

Integrated Information Customers

•	Internet Portals. Portals, including Google and Microsoft, utilize our imagery in their location-based applications in order to provide their end users with a real world view for better situational awareness. Our imagery helps their visitors explore geography, get directions, plan a trip or find sites of interest more effectively.

•	Personal Navigation Device Providers. These customers increasingly incorporate our imagery into mobile devices for fleet routing, remote field operations, business intelligence and personal uses.

•	Video Game Developers. Next generation video game developers assimilate our imagery, rendered in 3D by third parties, to create realistic simulations.

Our Products and Services

Our satellites collect high resolution earth imagery and we provide, along with the imagery, a wide range of other information, including latitude and longitude, sun angle, time, cloud coverage and photographic angle. This information is critical to the application of our imagery products and services.

We offer earth imagery products and services to our customers that are comprised of imagery that we process to varying levels according to the customer’s specifications and deliver using the distribution method that best suits their needs.

Content

Customers can purchase our imagery content either by placing data orders to meet their specification, which requires specific tasking of our satellites or purchasing images that are archived in our ImageLibrary. In 2007, we generated approximately half of our total revenue from orders requiring specific tasking and half from purchases from our ImageLibrary.

Customers can order content from our ImageLibrary archive, either for a specific area of interest, or as a bundle of imagery and data for a region or type of location, such as cities, ports and harbors or airports. For example, our CitySphere product features color imagery for 200 of the world’s largest cities that is refreshed every two years. Our ImageLibrary currently houses what we believe to be the most comprehensive, up-to-date high resolution commercial earth imagery in the world. It is a collection of substantially all imagery acquired by our QuickBird and WorldView-1 satellites, whether tasked for a specific customer or collected on a speculative basis, as well as aerial imagery and other satellite imagery we have purchased to supplement our satellite imagery. We collect and store hundreds of thousands of high resolution imagery scenes covering over 400 million square kilometers in the ImageLibrary. The majority of the revenue from our commercial customers is generated from purchases from our ImageLibrary.

Our imagery provides coverage of all of the world’s 300 largest cities at a resolution of 1 meter or better and a coverage of a substantial portion of the population in the United States, Canada, western Europe, China, Russia, India and Brazil, including a total population coverage of over two billion, all 127 cities with populations of over one million, 1,625 ports and harbors and 6,321 airports.

Processing

Customers specify how they want the imagery content they are purchasing from us to be produced. We have a fully integrated receiving and processing capability, enabling us to provide imagery specified to different levels of accuracy and processing. We deliver our satellite imagery content at three processing levels: (i) basic imagery with the least amount of processing; (ii) standard imagery with radiometric and geometric correction; and (iii) ortho-rectified imagery with radiometric, geometric, and topographic correction. Aerial imagery is delivered as ortho-rectified imagery.

We also use enhanced processing to produce mosaic and stereo imagery products. The mosaic process takes multiple imagery scenes, collected at different times and dates, and merges them into a single seamless imagery product. We use specialized collection and enhanced processing to produce stereo imagery products. Stereo imagery products consist of two images collected from two different view points along the satellite orbit track that are produced as basic products, but can be viewed in stereo (3D) using specialized software and hardware. Stereo imagery products are used for the creation of digital elevation maps, for the more accurate creation of 3D maps and flight simulations.

Delivery

We have a full suite of distribution capabilities and tools that enable customers to simply and efficiently access and use our imagery products and services in the way best suited to their needs. Customers can discover, select and order imagery on-line through our own web tools. Our content is delivered to our customers via media of their choice, including desktop software applications or web services that are described below, or physical media such as CD, DVD, hard drive or FTP.

We currently offer the following distribution options and tools that enable customers to access and use the imagery using desktop software, web services or web applications:

•	ImageConnect is a web service that provides our customers and end users with direct on-line access to our ImageLibrary. Customers and end users view the imagery through desktop mapping software, or a desktop or mobile location-based application. ImageConnect allows an end user to access high resolution imagery stored in our ImageLibrary with geo-referenced data by date, map scale or imagery source.

•	ImageBuilder is our most sophisticated web-based subscription application, enabling customers to build custom aerial, satellite and map viewing capabilities into any internet equipped device or application. It enables users to create extensive base maps and other image layers for integration and display in a variety of web applications from portals to digital mapping services and mobile devices, such as personal navigation devices.

•	ImageAtlas is an on-line store that enables customers to view our extensive catalog of imagery, purchase and download individual geo-referenced files or order large format high resolution prints. Customers can make one-time purchases or purchase monthly or annual subscriptions to access our ImageLibrary. This application can be co-branded and made available to third parties. In addition, ImageAtlas provides an interface to allow direct links from address searches, property listings and other web pages. ImageAtlas is frequently used as an on-line solution for real-estate, insurance, public safety, architecture, engineering, construction and environmental analysis.

•	PhotoMapper is an easy-to-use imagery viewing and annotating desktop software tool that provides instant shared access to imagery projects of any size to customers who do not have access to professional geospatial software. It is used for quick access to specific markets and areas, with the addition of annotation and street names and the ability to take measurements of landmarks, terrain and urban development.

We offer web services for our customers to optimize their access to our imagery products and services through the on-line hosting of our imagery. We believe the flexibility offered by our distribution platform will drive our customers’ consumption of our imagery by lowering their cost of ownership and enhancing their experience with our products and services.

Our DAP complements our standard distribution offerings. DAP is designed to meet the enhanced information and operational security needs of a select group of defense and intelligence customers and certain large commercial customers. DAP will allow certain customers, with prior approval from the U.S. government, to task and download data directly from our WorldView-1 and WorldView-2 satellites.

Sales and Marketing

Our sales and marketing activities are segmented into defense and intelligence and commercial. Many of our commercial sales representatives specialize in a particular industry or industries, which we believe makes them more effective in understanding the needs of our customers and, ultimately, generates more sales. We currently employ and hire independent contractors as direct sales representatives worldwide, who also support the sales efforts of our resellers. Our sales representatives are paid through a combination of salary and commission.

We use a combination of direct and indirect sales to our commercial customers. We sell to traditional commercial customers primarily through our global network of resellers to integrated information customers primarily through our direct sales force. In 2007 and for the three months ended March 31, 2008, 56.2% and 59.7%, respectively, of commercial sales were through resellers and 43.8% and 40.3%, respectively, were direct.

In our defense and intelligence segment, we sell directly to the U.S. government through NGA and indirectly through other U.S. government contractors. We sell our products and services to international defense and intelligence customers both directly and through our resellers. In 2007 and for the three months ended March 31, 2008, approximately $5.2 million and $1.6 million, respectively, of our international defense and intelligence revenue was from direct sales and approximately $7.3 million and $2.4 million, respectively, was from indirect sales.

Our largest resellers include Hitachi, servicing Japan, Telespazio S.p.A / Eurimage S.p.A., servicing Europe, Beijing Space Eye Innovation Technology Co. Ltd., servicing commercial customers in China and Fugro N.V., servicing commercial customers in the Middle East. Our largest resellers typically develop their own network of sub-resellers. We usually enter into multi-year agreements with our resellers and, in certain circumstances, these agreements provide the resellers with exclusive rights to distribute our products and services with respect to specific territories or customers.

We market our products and services and develop our global brand awareness utilizing on-line tools, such as search engines, banner ads, web casts, webinars, websites and micro-sites and our e-commerce site for print and electronic downloads. We also perform direct marketing activities, such as e-mail marketing offering special promotions, trade show exhibits and print advertising. In addition, we increase awareness of our global brand through public relations, targeted advertising and our thought leadership programs that feature speaker engagements at major U.S. and international trade shows and web seminars and consortiums, as well as our own annual global reseller conference.

Satellite and Ground System Operations

The following table summarizes the primary characteristics of our satellites:

WorldView-2
	QuickBird	WorldView-1	(expected)

Best Ground Resolution	61-centimeters black and white, 2.44-meter multi-spectral	50-centimeters black and white	46-centimeters black and white, 1.84-meter multi-spectral
Daily Collection Capacity	210,000 square kilometers	750,000 square kilometers	950,000 square kilometers
Image Area (or Swath)	16.5 square kilometers	17.6 square kilometers	16.4 square kilometers
On-Board Storage	128 gigabites	2,199 gigabites	2,199 gigabites
Revisit Time	2-3 days	1-2 days	1-2 days
Satellite Agility (swing time to cover 200 kilometers)	50 seconds	8 seconds	8 seconds
Orbital Altitude	450 kilometers	496 kilometers	770 kilometers
Launch Date	October 2001	September 2007	Mid-2009
Original Design Life(1)	5.00 years	7.25 years	7.25 years
Expected End of Operational Life(2)	2010	2018	NA

(1)	The original design life is the minimum number of years, at a 75% probability, that a satellite is expected to operate based on our construction performance specifications.

(2)	Following actual launch, we determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The expected operational life of these satellites is affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual, environmental degradation of solar panels and other components, the durability of various satellite components and the orbit in which the satellites is placed.

Satellite Insurance

As of March 31, 2008, we maintained in-orbit insurance policies in the amount of $270.0 million and $40.0 million for our WorldView-1 and QuickBird satellites, respectively. We intend to obtain a launch and first year in-orbit insurance policy for our WorldView-2 satellite upon the completion of its construction and launch, in an amount that balances the risk of potential loss of operation of the satellite, insurance premiums and coverage terms, and availability of coverage.

Ground Station Centers and Image Processing Facilities

We have one ground station center located in Norway and two ground station centers located in Alaska. Each ground station center is strategically placed to maximize contact with our satellites on their orbital paths. QuickBird and WorldView-1 currently orbit the earth, and communicate with one of our ground station centers, approximately 15 times per day, and upon its successful launch our WorldView-2 satellite is expected to do the same. Accordingly, tasking and data downloading occurs approximately every 90 minutes. Our image processing facility at our Longmont, Colorado headquarters houses the hardware and software systems and personnel required to operate and control our satellites as well as process, store and distribute our imagery.

Intellectual Property

Our success and ability to compete are dependent, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. As of March 31, 2008, we held one U.S. patent, and had four U.S. and 20 foreign patent applications pending. In addition, we often rely on licenses of intellectual property for use in our business. As of March 31, 2008, we held 20 U.S. trademark registrations, 25 foreign trademark registrations and seven foreign pending trademark applications. Additional trademark registrations are pending. We have licensed others to use certain of our marks in connection with our products and services and expect to continue licensing certain of our marks in the future.

We license certain proprietary rights from third parties, such as BAE Systems Mission Solutions, Inc., Ball Aerospace and Technologies Corp., Harris Technical Services Corporation, MacDonald Dettwiler and Associates Ltd., Orbit Logic, the University of New Brunswick and Vexcel, Inc., to enable us to operate our satellites, ground station centers, collection systems and other various components of our systems.

Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We also protect our proprietary rights, in part, through the terms of our license agreements and by confidentiality agreements with our employees, consultants, customers and others.

We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies.

There is no assurance that our current patents, or patents that we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from utilizing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Regulation

Operations

The satellite imagery content portion of our business is highly regulated. The Department of Commerce, pursuant to the LandSat Act, has the primary regulatory authority over our industry. The Department of Commerce delegated responsibility for satellite remote sensing operations to NOAA. Each of our satellites is required to be individually licensed for operation by NOAA. We currently have licenses for our QuickBird, WorldView-1 and WorldView-2 satellites, which we refer to as the NOAA licenses. Our NOAA licenses require us to obtain prior approval from NOAA for any significant and substantial agreements, and generally require us to operate our satellite system in a manner that is consistent with U.S. national security and foreign policy objectives. In addition, the NOAA licenses allow the U.S. government to suspend our imaging activities in certain cases if deemed necessary for national security reasons. Provided we comply with the NOAA licenses, the NOAA licenses are valid for the operational life of the licensed satellite.

The launch of our satellites and the communication links, both uplink and downlink, are regulated by the FCC. FCC licenses must be obtained for each individual satellite. The FCC is the governmental agency with primary authority in the United States over the commercial use of satellite frequency spectrum. We currently have the requisite licensing authority from the FCC to operate our QuickBird and WorldView-1 satellites. The FCC has also granted licenses to operate ground stations for QuickBird and WorldView-1 in the cities of Fairbanks and Prudhoe

Bay, Alaska. The FCC’s rules and regulations and terms of our licenses require that we comply with various operating conditions and requirements, including the timely filing of certifications that we met certain milestones that are a condition to our licenses for WorldView-2. Failure to comply with this or other conditions or requirements could lead to sanctions, up to and including revocation, cancellation or non-renewal of our licenses. In addition to the FCC’s requirements, our satellites must undergo the frequency coordination and registration process of the International Telecommunications Union.

Sales

Satellite imagery does not require an export license in order to be sold internationally. The ability to sell our imagery products and services may, however, be subject to any sanctions or embargoes imposed by the U.S. government against particular entities or individuals, or against other countries.

Sales of direct access to the satellites require separate U.S. government approvals from NOAA and the DoS. NOAA must approve the agreement with the customer for us to provide the direct uplink and downlink, and we must obtain an export license from the DoS for the export of the equipment and related technology necessary to enable the access. The ground station equipment and related technology necessary to allow access to the satellites are controlled under the International Traffic in Arms Regulations. The approval process for these sales takes approximately six months, and there is no obligation on the part of either NOAA or the DoS to approve any transaction. In addition to required U.S. government approvals, sale of direct access may require additional approvals from the government of the country in which the ground station is to be operated.

Ownership

Any change in our ownership involving a transfer to foreign persons may increase U.S. government scrutiny and lead to more onerous requirements in connection with both export controls and security clearances. In addition, we are obligated under our NOAA licenses to monitor and report on increases in foreign ownership and may be required to obtain an amendment to our licenses if the foreign ownership exceeds certain levels. A transfer to foreign ownership also could trigger other requirements, including filings with and review by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio provision. Depending on the country of origin and identity of foreign owners, other restrictions and requirements could arise.

Backlog

Total backlog was $286.5 million as of March 31, 2008. Total backlog includes $200.5 million under the NextView agreement, of which $109.5 million is expected to be recognized over the remainder of 2008 and the balance recognized through July 2009. This represents payments under the SLA for imagery time on WorldView-1 that is already committed to NGA. Total backlog also includes $86.0 million of firm orders, minimum commitments under signed customer contracts, remaining amounts under pre-paid subscriptions and funded and unfunded task orders from our government customers. Of this amount, we expect that $32.8 million will be recognized over the remainder of 2008.

In addition, there is $258.4 million of remaining unamortized revenue related to pre-FOC payments from NGA, of which $19.1 million is expected to be recognized over the remainder of 2008. The balance will be recognized over the estimated customer life, which is currently expected to be 10.5 years based on the expected life of WV-1. We have not included it in the backlog because there are no specific services that are required to be rendered to recognize it as income. We are recognizing it ratably over the estimated customer life which positively affects our reported revenue, but the recognition of this revenue has no effect on our ability to generate additional revenue from the usage of our satellite and therefore should not be considered a reduction in our capacity to generate additional sales.

Although we believe backlog to be a reasonable representation of our firm orders and customer commitments that will be recognized as revenue in the future, these orders and commitments are subject to risks which could impact the timing or amount of revenue we actually realize. These risks include order cancellations, government appropriations risk, delays due to weather and changes in the periods over which we amortize deferred revenue. In addition, because backlog includes amounts which have been pre-paid and classified as deferred revenue, it is not an indication of the cash revenue we expect to receive in the future.

Competition

We compete against various private companies, as well as foreign state sponsored entities that provide satellite and aerial imagery and related products and services to the commercial market. Our major existing and potential competitors for high resolution satellite imagery include GeoEye, SPOT Image, ImageSat International N.V. and the National Remote Sensing Agency, Department of Space (Government of India), plus numerous aggregators of imagery and imagery-related products and services, including Google and Microsoft. Most of these companies offer high resolution imagery commercially from their archives of imagery in competition with our ImageLibrary.

In addition, we currently compete against aerial providers of high resolution imagery. Aerial imagery provides certain benefits over satellite-based imagery, most notably better resolution. However, this market is highly fragmented, with a large number of operators that individually lack the global collection, data access and accuracy capabilities that we currently provide.

We compete on the basis of:

•	the technical capabilities of our satellites, such as size of collection area, collection speed, revisiting time, resolution and accuracy;

•	satellite availability for tasked orders;

•	the size, comprehensiveness and relevance of our ImageLibrary;

•	distribution platform and tools that enable customers to easily access and integrate imagery;

•	timeliness and ready availability of imagery products and services that can be deployed quickly and cost-effectively; and

•	price.

We currently offer the highest resolution satellite earth imagery products and services commercially available in the market. GeoEye has announced plans to launch a multi-spectral satellite in the summer of 2008 with a black and white resolution of 41 centimeters. SPOT Image has announced plans to launch two additional high resolution satellites, one in 2010 and the other in 2011.

Facilities

We currently lease approximately 168,766 square feet of office and operations space in Longmont, Colorado. This space includes our principal executive offices. The rent varies in amounts per year through the expiration of the lease in August 2015. The annual rent for 2007, net of sublease income, was approximately $1.7 million; the expenses remaining to be paid through the end of the lease, net of sublease income, total approximately $12.0 million.

We also lease properties in the following locations: Needham, MA; Walnut Creek, CA; Tysons Corner, VA; and Singapore.

In addition, we lease facilities in Tromso, Norway and in Fairbanks and Prudhoe Bay, Alaska to operate our ground station centers.

We believe that our existing facilities are adequate for our current needs.

Employees

As of March 31, 2008, we employed 414 full-time employees worldwide.

We currently do not have any collective bargaining agreements with our employees.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which, we believe, would have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers, as of the date of this prospectus.

Name	Age	Position

Jill D. Smith	50	President, Chief Executive Officer and Director
Yancey L. Spruill	40	Executive Vice President, Chief Financial Officer and Treasurer
Walter S. Scott	50	Executive Vice President and Chief Technical Officer
S. Scott Smith	49	Senior Vice President and Chief Operating Officer
J. Alison Alfers	41	Senior Vice President, Secretary and General Counsel
Jeffrey S. Kerridge	46	Senior Vice President and General Manager of Defense and Intelligence
Marc R. Tremblay	41	Senior Vice President and General Manager of Commercial
Paul M. Albert, Jr.(1)(3)	65	Director
General Howell M. Estes III(1)(2)(3)	66	Director
Eddy Zervigon	39	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Jill D. Smith joined DigitalGlobe in 2005 and currently serves as our President and Chief Executive Officer. Prior to joining us, from March 2005 to October 2005, Ms. Smith was President and Chief Executive Officer of Gomez, Inc., a provider of on-demand web application experience management solutions, and prior to that, from 2001 to 2005, Ms. Smith was President and Chief Executive Officer of eDial, a provider of conferencing and collaboration solutions that was acquired by Alcatel. Prior to eDial, she was Chief Operating Officer of Micron Electronics, Inc. Prior to Micron, Ms. Smith co-founded and led Treacy & Company, LLC, a boutique consulting and investment business, and was Chief Executive Officer of SRDS, L.P., a privately held publishing company. Prior to this, she held senior level positions at Sara Lee Corporation and Bain & Company. Ms. Smith holds a Bachelor of Arts in Business Studies from London Guildhall University and a Master of Science in Business Administration from the MIT Sloan School of Management.

Yancey L. Spruill joined DigitalGlobe in 2004, and currently serves as our Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us, from 2000 to 2004, Mr. Spruill served as a Principal in the Investment Banking group at Thomas Weisel Partners. Additionally, Mr. Spruill’s prior experience includes employment in the Mergers & Acquisitions department at Lehman Brothers Inc. and in the Corporate Finance department at J.P. Morgan & Company. Mr. Spruill also served in several engineering roles with Corning Incorporated and The Clorox Company. Mr. Spruill holds a Bachelor of Electrical Engineering from Georgia Tech and a Master of Business Administration from the Amos Tuck School of Business at Dartmouth College.

Dr. Walter S. Scott founded WorldView Imaging Corporation in 1992. Dr. Scott currently serves as our Executive Vice President and Chief Technical Officer. From 1986 through 1992, Dr. Scott held a number of technical, program and department management positions at the Lawrence Livermore National Laboratory, including serving as the assistant associate director of the Physics Department. Prior to this, Dr. Scott served as president of Scott Consulting, a Unix systems and applications consulting firm. Dr. Scott holds a Bachelor of Arts in Applied Mathematics, magna cum laude, from Harvard College and a Doctorate and Master of Science in Computer Science from the University of California, Berkeley.

S. Scott Smith joined DigitalGlobe in 2006 and currently serves as our Senior Vice President and Chief Operating Officer. Prior to joining us, from 1994 through 2005, Mr. Smith was employed with Space Imaging Inc., most recently as executive vice president. Prior to this, Mr. Smith held various engineering and management positions for Lockheed Missiles & Space Company. Mr. Smith holds a Bachelor of Science in Aerospace Engineering from Syracuse University and a Master of Science in Aeronautical & Astronautical Engineering from Stanford University.

J. Alison Alfers joined DigitalGlobe in January 2008, and currently serves as our Senior Vice President, Secretary and General Counsel. Prior to joining us, from 2005 through 2007, Ms. Alfers served as President of Alfers & Associates, a consulting firm specializing in compliance program development and corporate legal support for developing businesses. From 2004 to 2005, Ms. Alfers served as Senior Vice President and General Counsel for Knowledge Learning Corporation. From 2000 through 2004, Ms. Alfers served as Vice President and General Counsel for Space Imaging, Inc. Ms. Alfers holds a Bachelor of Arts from Arizona State University and a Juris Doctorate degree from the University of Arizona.

Jeffrey S. Kerridge joined DigitalGlobe in 1996, and currently serves as our Senior Vice President and General Manager of Defense and Intelligence. Prior to joining us, Mr. Kerridge spent nearly 12 years with the Central Intelligence Agency’s National Photographic Interpretation Center, serving in many capacities, including division level officer, strategic planning; branch chief, program management; and analyst. Mr. Kerridge holds a Bachelor of Arts in Geography from the University of Colorado at Boulder.

Marc R. Tremblay joined DigitalGlobe in 2006, and currently serves as Senior Vice President and General Manager of Commercial. Prior to joining us, from 2004 to 2006, Mr. Tremblay served as Vice President, Customer Development & Product Management, for Z Corporation, a developer and manufacturer of 3D printers. From May 2002 to October 2003, Mr. Tremblay served as the President and CEO of Syncline, Inc., a provider of hosted geospatial solutions and standards-based web services. In October 2003, Syncline, Inc. filed for voluntary bankruptcy under Chapter 7 of the United States Bankruptcy Code. Prior to this, Mr. Tremblay was Vice President of Engineering and Operations at Virtual Technologies, a provider of hardware and software solutions for high-end visual simulations. Mr. Tremblay holds a Bachelor of Science in Mechanical Engineering from the University of Ottawa, a Master of Science and Doctorate in Mechanical Engineering from Stanford University and a Master of Business Administration from Harvard Business School.

Paul M. Albert, Jr. has served as a director of DigitalGlobe since 1999. Mr. Albert is Chairman of Albert Investments, which oversees family financial activities, and a corporate director. From 1996 to 2006, he was a finance and capital markets consultant engaged primarily by global financial institutions as an educator of their bankers and as an expert witness on their behalf in litigation. He was a director of SpectraSite Inc. from 2003 to 2005, when it merged with American Tower Corporation, and then served on the board of American Tower Corporation until 2006. Prior to this, he was a director of CAI Wireless Systems, Inc. and of Teletrac Inc. In his capacity as a corporate director, he has served on audit, compensation, finance, governance and operating committees, often as committee chairman, and, since 2003, is a director of the New York Chapter of the National Association of Corporate Directors. From 1970 to 1996, he was an investment banker, holding senior officer positions at Morgan Stanley & Co. Incorporated and Prudential Securities. He has a Bachelor of Arts from Princeton University and a Master of Business Administration from Columbia University Business School. Mr. Albert was elected and nominated by Morgan Stanley & Co. Incorporated pursuant to a stockholders’ agreement by and among us and certain of our stockholders, or the Stockholders’ Agreement.

General Howell M. Estes III has served as a director of DigitalGlobe since 2007. General Estes is the president of Howell Estes & Associates, Inc., a consulting firm engaged primarily by aerospace and telecommunication companies worldwide. He is chairman of the board of directors of Federal Employee Support for CFC Charitable Giving, Inc. and president of the board of trustees of the Colorado Springs School. In addition, General Estes serves on the boards of directors of Master Solutions, Inc., SpaceDev, Inc., Analytical Graphics, Inc., the United States Space Foundation and the Air Force Academy Foundation. From 1965 to 1998, he served in the U.S. Air Force. At the time of his retirement from the Air Force, he was Commander-in-Chief of the North American Aerospace Defense Command, the United States Space Command and commander of the Air Force Space Command. He has a Bachelor of Science from the Air Force Academy, a Master of Arts in Public Administrations from Auburn University and is a graduate of the Program for Senior Management in Government in JFK School of Government in Harvard University.

Eddy Zervigon has served as a director of DigitalGlobe since 2004. Mr. Zervigon is a Managing Director of Morgan Stanley & Co. Incorporated in the Principal Investments Group and has been with Morgan Stanley & Co. Incorporated for ten years. Mr. Zervigon also serves as a director of TVN Entertainment Corporation, MMCinemas, Stadium Capital and Bloom Energy. Mr. Zervigon has a Bachelor of Arts from Florida International University and a Master of Business Administration from the Amos Tuck School of Business at Dartmouth College. Mr. Zervigon was elected and nominated by Morgan Stanley & Co. Incorporated pursuant to the Stockholders’ Agreement.

Composition of Board; Classes of Directors

In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees, the classification of the board of directors, the election and term of service of directors and compensation committee interlocks that will be in effect upon the completion of this offering.

Our board of directors currently consists of four persons. Effective upon consummation of this offering, we intend to appoint additional independent persons to our board of directors. Upon completion of this offering, our board of directors will consist of nine members divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in 2009, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified.

After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the Class II directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the Class III directors will be Messrs. and , and their terms will expire at the annual meeting of stockholders to be held in 2011.

Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated under which that affiliate will have the right to designate for nomination nominees for our board of directors. See “Description of Capital Stock — Investor Agreement.”

Committees of the Board of Directors

Upon completion of this offering, the standing committees of our board of directors will include the audit committee, the compensation committee, and the nominating and corporate governance committee.

Audit Committee.  Our audit committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee will: review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary; review our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm; review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm. The members of the committee are Mr. Albert and General Estes, each of whom qualifies as an “independent” director, as defined under the NYSE rules and Rule 10A-3 of the Exchange Act. Our board of directors has determined Mr. Albert qualifies as the “audit committee financial expert” as defined by the rules under the Exchange Act.

Compensation Committee.  Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and recommends the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least every 24 months, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of the committee are General Estes and          , each of whom qualifies as an “independent” director, as defined under the applicable rules and regulations of the Securities and Exchange Commission, the NYSE and the Internal Revenue Service.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. The members of the committee are Mr. Albert and General Estes, each of whom qualifies as an “independent” director, as defined under the applicable rules and regulations of the Securities and Exchange Commission, the NYSE and the Internal Revenue Service.

Compensation Committee Interlocks and Insider Participation

During 2007, our compensation committee consisted of Mr. Charles Baker, General Estes, Dr. Anne Karalekas, Mr. Michael Petrick and Mr. Zervigon. Mr. Baker, Dr. Karalekas and Mr. Petrick are not current members of the board of directors. None of them has at any time in the last year been one of our officers or employees, and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. Mr. Petrick and Mr. Zervigon are employees of Morgan Stanley & Co. Incorporated, one of our stockholders. See “Certain Relationships and Related Party Transactions” for a description of our relationships with Morgan Stanley & Co. Incorporated. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2007.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation Table for Year 2007

The table below provides information concerning cash and other compensation paid to our non-employee directors who served during year 2007.

	Fees Earned
	or Paid	Option	All Other
Name(1)	in Cash ($)	Awards ($)(2)	Compensation ($)	Total ($)

Paul M. Albert, Jr.	69,000	12,225	—	81,225
General Howell M. Estes III	59,625	24,450	—	84,075
Dr. Anne Karalekas	61,500	12,225	—	73,725

(1)	Mr. Baker, Mr. Petrick and Mr. Zervigon did not receive any compensation during 2007.
(2)	Amounts represent the dollar amount recognized in our financial statements for year 2007 related to stock options granted to the director during 2007, calculated in accordance with the provisions of SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The grant date fair value of stock options granted to these non-employee directors during 2007 was $1.63 per stock option.

As of December 31, 2007, General Estes held options to purchase 15,000 shares of our common stock, Mr. Albert held options to purchase 52,500 shares of our common stock and Dr. Karalekas held options to purchase 69,375 shares of our common stock.

Directors’ Compensation

Prior to January 1, 2008, the compensation program for non-employee directors consisted of cash annual retainer fees, committee fees, meeting fees and stock option awards. Directors who are also our employees do not receive any additional compensation for service as directors.

Prior to January 1, 2008, our non-employee directors were compensated as follows:

•	annual retainer of $24,000 payable on a quarterly basis;

•	board meeting attendance fees of $3,750 payable per meeting for quarterly meetings;

•	annual committee attendance fees of $7,500 for each committee, payable on a quarterly basis; and

•	an annual equity award in the form of a fully vested stock option to purchase 7,500 shares of our common stock (prorated for the director’s period of service as a director during the first year of service) and, upon joining our board of directors, a grant of a fully vested option to purchase 15,000 shares of our common stock.

We also reimburse our directors for expenses relating to attendance at meetings. During 2008, the head of our human resources function performed a competitive analysis of our board of directors’ compensation using data from publicly available filings as well as publicly available surveys. We retained Mercer (US) Inc., or Mercer, to provide information and advice regarding the competitiveness of our board of directors compensation. We discussed our analysis with consultants from Mercer, who provided comments and confirmed that our data was based on competitive companies. Based on this analysis, we increased the cash compensation we will pay to our non-employee directors, effective January 1, 2008, and we will grant equity awards, the size of which will be based on the value of the award to be granted, calculated with reference to the fair market value of our common stock.

Effective January 1, 2008, we will pay to each of our non-employee directors:

•	annual retainer of $45,000 payable on a quarterly basis;

•	annual committee fees of $6,000 for each committee ($12,000 for committee chairs), payable on a quarterly basis; and

•	annual equity awards having a value of $85,000, and an equity grant having a value of $170,000 upon joining our board of directors.

We will also continue to reimburse our directors for their travel costs and expenses relating to attendance at committee and board meetings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the material elements of the compensation of our named executive officers and describes the objectives and principles underlying our executive compensation programs.

Objectives of Our Executive Compensation Programs

A key component of our business strategy is to provide incentives to attract, retain and motivate top talent. The total compensation package for our officers and other executives is designed to align individual compensation with our critical short-term and long-term objectives. We strive to meet these objectives by implementing the following principles:

•	a substantial portion of the total compensation paid to our executives should be performance-based compensation; and

•	we should support our overall business structure by aligning executive pay with our financial and operating performance.

Our compensation programs are designed with these principles in mind with a view toward recognizing overall company success, departmental and team contributions, as well as rewarding individual contributions.

Compensation Process, Peer Group Selection and Benchmarking

Compensation Process.  Pursuant to its charter, our compensation committee has responsibility for overseeing our compensation and employee benefit plans and practices, including our executive officer compensation plans, and our incentive-compensation and equity incentive plans, in addition to evaluating and reporting to the board of directors on matters concerning management performance. In carrying out these responsibilities, our compensation committee is required to review all components of executive officer compensation for consistency with our compensation philosophy. Our chief executive officer, Jill D. Smith, assists our compensation committee in its deliberations with respect to the compensation payable to our executive officers.

Role of Management.  At the end of each year, our chief executive officer evaluates the performance of executive officers, excluding her own performance, and discusses the results of such evaluations with the compensation committee. Our chief executive officer assesses performance based upon factors relating to each officer’s individual business goals and objectives, and the contribution made by the officer to our overall results. These evaluations take into account the level of responsibility of each executive officer, the percentage of revenue that each individual officer is responsible for, where applicable, and specific individual leadership accomplishments relative to others on the management team and the marketplace. Our chief executive officer then makes specific recommendations to the compensation committee for adjustments of base salary, target bonus, and equity incentive awards, if appropriate.

Our compensation committee reviews separately the performance of the chief executive officer, and the chief executive officer’s evaluation of and recommendations for the senior executives. Our compensation committee recommends to the board compensation for all executive officers, including the chief executive officer.

Management periodically provides to our compensation committee a review of and recommendations regarding benefit plan design and strategies, our bonus plans and our equity incentive plans. For the 2007 Success Sharing Plan, management recommended that the bonus be based on achievement against a target operating earnings as defined in the plan and a successful satellite launch and achievement of full operational capability of WorldView-1.

Use of Compensation Consultant

In 2007, we engaged DolmatConnell & Partners to provide an evaluation of the competitiveness of our compensation practices for all of our executive officers, other members of management and general employee population. The purpose of this process was to gather benchmark information so that management could support recommendations to our compensation committee on any changes to our compensation package, as appropriate. To assist management in assessing our recommendations, DolmatConnell & Partners produced a summary compensation report providing benchmarking for our executive level employees at the 25th, 50th and 75th percentiles, based on a peer group analysis from annual proxy statements of companies of similar size and industry considered to be our peers (a list of this peer group is set forth below) and survey data from both CompensationPro and Culpepper & Associates’ High Technology Executive Compensation Survey. The survey sources were weighted equally and then the survey and peer group data perspectives were weighted equally.

DolmatConnell & Partners also provided benchmarking for all other employees at the 50th percentile of the competitive market. As part of our analysis, DolmatConnell & Partners confirmed that our current base salary compensation structure for all levels of our employees is largely in line with the 50th percentile of the market, and developed recommended ranges for annual equity incentives for each salary band. In addition, DolmatConnell & Partners developed recommended ranges relative to base salary, annual bonus, and equity incentives — including ownership levels and annual equity incentive opportunities — for our executive level employees. DolmatConnell & Partners met with members of our management team as well as with the compensation committee on at least three occasions to discuss the results of their summary compensation report.

The following criteria determined the 13 companies that were used for the peer group analysis:

•	publicly held companies in the telemetry and telemetric service, cable and satellite service, satellite network and service equipment, internet content provider, and aerospace and defense contractor industries;

•	companies with annual revenue of $100.0 million to $400.0 million;

•	companies reflecting positive revenue growth; and

•	companies that had a market value-to-revenue ratio of 2.5 or greater.

Our peer group includes:

24/7/RealMedia, Inc.	AeroVironment, Inc.	C-Cor Incorporated	CNET Networks, Inc.
CoStar Group, Inc.	GeoEye, Inc.	Globalstar, Inc.	Globecomm Systems Inc.
Harmonic Inc.	Intevac, Inc.	INVESTools, Inc.	Move, Inc.
Raven Industries, Inc.

The recommendations regarding executive compensation took into account the four-tier structure currently in place. Our executives are tiered based on their role, scope of responsibility, relative performance and experience, and market compensation rates. For 2007, our chief executive officer was the sole member of Tier IV, our C-level employees (chief financial officer and chief operating officer) comprised Tier III, our senior vice presidents and our chief technical officer comprised Tier II, and our vice presidents comprised Tier I. Roles identified in Tiers II and III were considered comparable in base salary and level of participation in the 2007 Success Sharing Plan. However, all four Tiers were used to differentiate eligibility for 2007 annual equity grant awards, which were granted in 2008. In 2008, we will use this framework to further differentiate executive base salaries and bonuses. Upon management’s recommendation, our compensation committee may consider individual changes to this tiering structure annually on an individual basis in the event that an executive’s individual contributions or impact on our business, or market compensation rates for a position, have changed.

DolmatConnell & Partners’ summary compensation report noted that executive base salaries and annual bonus targets were largely in line with the 50th percentile of the market, noting that it is atypical for a company to pay annual bonuses as a combination of cash and stock options. In addition, the report highlighted that, taking into account an ownership opportunity approach (executive long-term incentive equity opportunity as a percentage of shares outstanding), our executives’ equity incentive holdings were below market compared to the peer group. Following their review of the report, our compensation committee recommended, and our board of directors approved, an annual equity incentive plan structure for 2007 that defines the target number of options that may be awarded to our executives, based on our tiering structure and the executive’s performance. Our chief executive officer recommends the number of options to be granted to each executive, based on performance factors such as individual performance against agreed-upon departmental and personal goals. Our compensation committee approves grants within the guidelines of the plan. Should our chief executive officer recommend a grant in excess of the target, and should our compensation committee agree, then our full board of directors must approve such a grant. Our compensation committee is responsible for recommending to our board of directors the size of option grants to be made to our chief executive officer.

Components of Executive Compensation

We compensate our executives, including the executives named in the Summary Compensation Table below, for their performance through a combination of base salary, our annual Success Sharing Plan, and equity incentives.

Base Salary

Our compensation committee sets base salaries for our top-level executives at levels determined to be fair and competitive. Base salaries are reviewed annually by our compensation committee to ensure that they are competitive with the peer group and reflect the level of performance and experience of each individual relative to the peer group. We intend to obtain market data and re-evaluate salaries relative to our peer group on an annual basis. We expect that future adjustments to base salaries will be determined by external factors including peer group and general industry data, as well as individual factors which include role, scope of responsibility, individual level of performance and experience in that role, and leadership skills.

The base salary of our chief executive officer has been set under the terms of her employment agreement with us, which was negotiated in connection with her joining us in 2005. Ms. Smith’s employment agreement is described under “— Agreements With Named Executive Officers — Employment Agreement with Ms. Smith.” Our board of directors approved the compensation package offered to Ms. Smith and we engaged outside counsel to assist in drafting and negotiating her agreement.

Our chief financial officer, Yancey L. Spruill, our chief operating officer, S. Scott Smith, our other named executive officers and our senior vice presidents have been classified into four tiers as described above under “— Compensation Process, Peer Group Selection and Benchmarking — Use of Compensation Consultant.” In 2007, we did not give salary increases to any of the named executive officers. Each of the named executive officers is party to a severance agreement with us. For a description of the severance agreements, see “— Agreements With Named Executive Officers — Severance Agreements With Other Named Executive Officers.” Salaries paid for year 2007 to each of the named executive officers are set forth in the “Salary” column in the Summary Compensation Table.

We currently anticipate that upon consummation of this offering we will enter into amended and restated severance agreements with members of our senior management team, including each of our named executive officers.

Success Sharing Plan

Our annual bonus plan directly ties incentive payments for director-level employees and executive officers to the achievement of pre-determined and board-approved financial and operating goals. Corporate performance goals for the year are established once our financial plan has been approved. Our compensation committee or our full board of directors ultimately has discretion with respect to approval of annual incentive compensation earned by our executive officers.

The 2007 Success Sharing Plan was designed to align management’s goals with our financial and operational objectives for the current year. For 2007, executives were eligible for bonus payments targeting 50% of base salary and consisting of two factors: (1) 25% was payable in stock options based on our WorldView-1 satellite reaching full operational capability on or before October 31, 2007, or in the event the launch was delayed for reasons outside our control, but occurred in 2007, then this component of the bonus was payable provided that full operational capability was achieved within 60 days of launch, and (2) 75% was payable in cash and stock options based on a targeted operating earnings of $54.3 million. Operating earnings under the 2007 Success Sharing Plan is net income after adjustments specified in the plan, with a range of bonus payable based on operating earnings as follows:

	Less Than 90%	At 90% of	100% of	At 140% of
	of Targeted	Targeted	Targeted	Targeted
	Operating	Operating	Operating	Operating
	Earnings	Earnings	Earnings	Earnings

Operating Earnings (in millions)	Less than $48.73	$48.73	$54.25	$76.33
Operating Earnings Bonus (as a percentage of the operating earnings component of bonus)	0%	50%	100%	200%

Every 1% increase in operating earnings achievement increased the operating earnings bonus payable by 2.5%.

Actual bonus payments for 2007 were calculated based on the following results as illustrated in the table below:

(1) Our WorldView- 1 satellite reached full operational capability after October 31, 2007. However, due to the fact that the launch was delayed for reasons outside of our control, but within 60 days of the September 18, 2007 launch date, this portion of the bonus (12.5% of salary) was paid at 100% in stock option awards.

(2) We achieved operating earnings of $83.8 million, exceeding the targeted operating earnings of $54.3 million. However, for purposes of the 2007 Success Sharing Plan bonus calculations, operating earnings was adjusted to $69.3 million to account for changes in accounting policies and the impact thereof. With this adjustment, we exceeded the targeted operating earnings of $54.3 million by 28%, or 170% of the target, resulting in a bonus equal to 76.25% of salary.

	Full		Total 2007
	Operational	Operating	Bonus
	Capability	Earnings	Payment
	Bonus	Bonus	Calculations

Options (as percentage of salary)(1)	12.5%	21.25%	33.75%
Cash (as percentage of salary)	0%	42.5%	42.5%

(1)	The value of options granted was calculated using the Black Scholes method, taking into account, among other factors, an exercise price equal to the per share fair market value of our common stock at the time of grant. Stock option grants associated with the 2007 Success Sharing Plan were granted under our 2007 Plan, subject to the terms and conditions of the 2007 Plan and related documents, provided that 50% of the option was vested upon grant, with the remaining portion vesting in 24 equal monthly installments, subject to the named executive officer’s continued employment with us.

Option awards associated with the 2007 Success Sharing Plan were granted and approved on March 7, 2008. Ms. Smith received options to purchase 68,844 shares of common stock, Messrs. Scott, Smith, Spruill and Tremblay each received options to purchase 45,896 shares of common stock.

The cash bonuses awarded for 2007 to the named executive officers are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Equity Incentives

Equity incentives are designed to (1) encourage performance that leads to enhanced shareholder value, (2) closely align the executive’s interests with those of the stockholders, and (3) encourage retention. As such, our practice is to grant equity incentives to all new employees, using guidelines consistent with their level on our defined pay scale. We currently make stock option grants under our 2007 Plan and have awards outstanding under the 1999 Plan and the 1995 Stock Option/Stock Issuance Plan, or the 1995 Plan.

The target annual equity incentives were benchmarked to our peer group and general industry data as described above in “— Compensation Process, Peer Group Selection and Benchmarking — Use of Compensation Consultant.” The compensation committee administers our annual equity incentive compensation plans for the executives and non-executives. The compensation committee considers the grants of incentive stock options to eligible executive officers on an annual basis. Our stock options typically have a 10-year term, and typically vest over four years.

All executive equity incentives granted in 2007 were based on the 2006 Management Bonus Plan, which consisted of the same target bonus (50% of annual salary) and mix (50% cash and 50% in stock options), and the same minimum and maximum thresholds as the 2007 Success Sharing Plan. However, the 2006 Management Bonus Plan was based exclusively on targeted operating earnings as modified by our board of directors. Our chief executive officer and chief operating officer obtained board of director approval to be paid a 100% cash bonus for 2006 in lieu of the option portion of the bonus. As a result, these executives did not receive an equity incentive grant in 2007.

We achieved operating earnings in excess of 140% of the target (see table below), which resulted in the maximum payout of 200% of salary. The number of shares of common stock underlying options granted was equal to the dollar amount paid under the cash component of the plan.

	Less Than 90%	At 90% of	100% of	At 140% of
	of Targeted	Targeted	Targeted	Targeted
	Operating	Operating	Operating	Operating
	Earnings	Earnings	Earnings	Earnings

Operating Earnings (in millions)	Less than $35.5	$35.5	$39.5	$55.0
Operating Earnings Bonus (as a percentage of salary)	0%	50%	100%	200%

Stock option grants to our named executive officers during 2007 are set forth in the table entitled “Grants of Plan-Based Awards in Year 2007,” and each named executive officer’s equity holdings as of December 31, 2007, are set forth in the table entitled “Outstanding Equity Awards at Year-End 2007.”

Sale Bonus Plan

In 2004, we implemented a Sale Bonus Plan, which was amended by our board of directors effective October 27, 2007. This plan provides for the recognition of contributions by our key executives, including our named executive officers, in the event of a change of control.

A description of the material terms of the Sale Bonus Plan and the potential payments to our named executive officers may be found at “— Potential Payments Upon Termination or Change in Control — Sale Bonus Plan.”

Summary Compensation Table

The following summary compensation table sets forth the total compensation earned for the year ended December 31, 2007, by our chief executive officer, chief financial officer and our three other most highly compensated executive officers who were serving as executive officers on December 31, 2007 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2007. We refer to these officers as our “named executive officers.”

Summary Compensation Table for Year 2007

					Non-Equity
Name and Principal				Option	Incentive Plan	All Other
Position	Year	Salary ($)		Awards ($)(3)	Compensation ($)(4)	Compensation ($)(5)	Total ($)

Jill D. Smith President and Chief Executive Officer	2007	375,000		89,606	159,375	7,750	631,731
Yancey L. Spruill Executive Vice President, Chief Financial Officer and Treasurer	2007	257,212	(1)	113,738	106,250	7,750	484,950
Walter S. Scott Executive Vice President and Chief Technical Officer	2007	262,020	(2)	113,738	106,250	7,750	489,758
S. Scott Smith Senior Vice President and Chief Operating Officer	2007	250,000		128,523	106,250	7,750	492,523
Marc R. Tremblay Senior Vice President and General Manager of Commercial	2007	250,000		169,578	106,250	7,750	533,578

(1)	Includes $7,212 paid to Mr. Spruill in lieu of paid time off in accordance with our policy that applies to all our employees.
(2)	Includes $12,020 paid to Dr. Scott in lieu of paid time off in accordance with our policy that applies to all our employees.
(3)	Amounts represent the dollar amount recognized in our consolidated financial statements for the year ended December 31, 2007 related to stock options granted to the named executive officer during 2007 and prior years, calculated in accordance with the provisions of SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(4)	Represents amounts earned under the 2007 Success Sharing Plan. A summary of the material terms of the 2007 Success Sharing Plan is provided above in “— Success Sharing Plan.”
(5)	Amounts for 2007 present the maximum annual employer match under our tax-qualified 401(k) Savings and Retirement Plan. See “— 401(k) Profit Sharing Plan” for a summary of certain material terms of this plan.

Grants of Plan-Based Awards in Year 2007

The following table contains information with respect to awards granted during 2007 to our named executive officers under our 2007 Success Sharing Plan and our 2006 Management Bonus Plan. The exercise price per share of each option granted to our named executive officers was determined by our board of directors to be equal to the fair market value of our common stock.

					All Other
					Option
					Awards:	Exercise	Grant Date
					Number of	or Base	Fair Value of
					Securities	Price of	Stock and
		Plan Awards(1)			Underlying	Option	Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Options (#)(2)	Awards ($/Sh)	Awards ($)(3)

Jill D. Smith	—	46,875	93,750	187,500	—	—	—
Yancey L. Spruill	—	31,250	62,500	125,000
	6/14/2007	—	—	—	125,000	$4.50	200,000
Walter S. Scott	—	31,250	62,500	125,000
	6/14/2007	—	—	—	125,000	$4.50	200,000
S. Scott Smith	—	31,250	62,500	125,000	—	—	—
Marc R. Tremblay	—	31,250	62,500	125,000
	6/14/2007	—	—	—	57,500	$4.50	92,000

(1)	Figures represent the threshold, target and maximum potential payouts under our 2007 Success Sharing Plan.
(2)	Stock options granted during 2007 reflect that portion of the bonus payment under our 2006 annual bonus program that was paid in the form of stock options. The stock options shown in the table are intended to qualify as incentive stock options to the extent permissible under Section 422 of the Code. Bonuses earned by Ms. Smith and Mr. Smith for year 2006 were paid during 2007 in the form of cash.
(3)	Reflects the grant date fair value of the stock options granted during 2007, calculated in accordance with SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Outstanding Equity Awards at Year-End 2007

The following table contains information concerning the outstanding equity awards held by our named executive officers as of December 31, 2007.

	Option Awards
	Number of	Number of
	Securities	Securities		Number of
	Underlying	Underlying		Unexercised		Option
	Unexercised	Unexercised		Options (#)		Exercise	Option
	Options (#)	Options (#)		Vesting		Price	Expiration
Name	Exercisable	Unexercisable		Monthly		($/Sh)	Date

Jill D. Smith	15,000	—		—		$2.50	12/1/2014
	625	—		—		$2.50	12/31/2014
	791,667	208,333	(1)	20,833	(1)	$2.50	10/15/2015
Yancey L. Spruill	400,000	—		—		$2.00	8/2/2014
	158,334	41,666	(2)	4,167	(2)	$2.50	10/20/2015
	62,500	62,500	(3)	2,604	(3)	$4.50	6/14/2017
Walter S. Scott	5,255	—		—		$3.81	2/3/2008
	420,089	—		—		$0.25	2/16/2010
	40,000	—		—		$0.25	12/15/2010
	7,096	—		—		$0.25	7/1/2013
	22,845	—		—		$2.00	2/1/2014
	200,000	—		—		$2.00	6/3/2014
	62,500	62,500	(3)	2,604	(3)	$4.50	6/14/2017
S. Scott Smith	291,667	108,333	(4)	8,333	(4)	$2.50	1/11/2016
Marc R. Tremblay	241,665	158,335	(5)	8,333	(5)	$2.50	9/7/2016
	28,750	28,750	(3)	1,198	(3)	$4.50	6/14/2017

(1)	Twenty-five percent of the option was vested on the date of grant, October 15, 2005; the remaining to be vested in equal amounts monthly thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on October 15, 2008.

(2)	Twenty-five percent of the option was vested on the date of grant, October 20, 2005; the remaining to be vested in equal amounts monthly thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on October 20, 2008.

(3)	Twenty-five percent of the option was vested on the deemed date of grant, June 14, 2007; the remaining to be vested in equal amounts monthly thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on January 1, 2010.

(4)	Twenty-five percent of the option was vested on the date of grant, January 11, 2006; the remaining to be vested in equal amounts monthly thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on January 11, 2009.

(5)	Twenty-five percent of the option was vested on the date of grant, September 7, 2006; an additional 25% of the option vests on first anniversary of date of hire and the remainder vests monthly thereafter in equal installments for 24 months, with full vesting scheduled to occur on July 17, 2009.

Option Exercises and Stock Vested Table

None of our named executive officers exercised stock options during 2007. None of our named executive officers recognized any income from vesting stock awards during 2007.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

401(k) Profit Sharing Plan

In October 1995, we adopted our 401(k) Profit Sharing Plan, a tax-qualified defined contribution plan covering all of our employees. Employees may elect to contribute, subject to certain limitations, up to 60% of their annual compensation to the plan.

The plan provides that we may contribute matching or additional contributions to the plan at the discretion of our board of directors. Effective January 1, 2006, we announced that we would make a discretionary matching contribution to the plan. We contribute on a quarterly basis matching funds equal to up to 50% of the first 8% of eligible earnings contributed to the plan. Matching contributions are immediately vested upon the date they are contributed to the plan. Total matching funds of $1.0 million were contributed for the plan year ending December 31, 2007.

Agreements With Named Executive Officers

Employment Agreement with Ms. Smith

In 2005 we entered into an employment agreement with Ms. Smith that provides for certain benefits upon qualifying terminations of employment and upon certain changes in control. The agreement was effective on October 17, 2005 and expires on December 31, 2008. We and Ms. Smith intend to commence good-faith conversations regarding extension or renewal of the term of the employment agreement. Ms. Smith is subject to a confidentiality covenant and covenants prohibiting her from soliciting our employees or competing with us for one year following termination of her employment.

If Ms. Smith is discharged for any reason other than cause or disability, or resigns for good reason, she will be entitled to receive severance benefits. Any receipt of benefits under the terms of the employment agreement is contingent upon Ms. Smith’s execution of a general release and waiver that will contain provisions for non-competition, confidentiality and non-solicitation.

Ms. Smith may terminate her employment at any time for good reason, which means:

•	a detrimental change in title or a change in reporting relationships such that Ms. Smith ceases to report to our board of directors or all other officers cease to report, either directly or indirectly, to her;

•	a material breach by us of the compensation-related provisions of the agreement;

•	the relocation to a facility more than 35 miles from our current offices in Longmont, Colorado;

•	our failure to obtain the assumption of the agreement by a successor or the transfer of her employment to the successor; or

•	a “constructive termination,” as defined under the 1999 Plan, that occurs in connection with a change in control.

Ms. Smith has 60 days following an occurrence of an event that constitutes good reason to terminate her employment, and we have 30 days following receipt of notice to cure the event constituting good reason.

We may terminate Ms. Smith’s employment at any time during the employment period, with or without cause. Cause means:

•	Ms. Smith’s conviction of, or plea of guilty or nolo contendere to, (1) any felony or (2) any non-felony that causes material harm to us; or

•	any of the following, if not cured or reversed within 30 days following our providing written notice to Ms. Smith:

•	her substantial failure to perform duties of the office held by her as reasonably directed by our board of directors;

•	gross negligence or willful misconduct in her performance of duties; or

•	her willful and material breach of any of the covenants in her agreement.

In the event of a termination of employment upon a change in control that results in a distribution under the Sale Bonus Plan (see “— Potential Payments Upon Termination or Change in Control — Sale Bonus Plan”), Ms. Smith is not entitled to receive severance benefits as outlined in her employment agreement. However, in accordance with our 1999 Plan, all outstanding stock options held by Ms. Smith (and all other option holders with grants under that plan) become fully vested in connection with a change in control, as defined in our 1999 Plan (see “— Employee Benefit and Stock Plans — 1999 Equity Incentive Plan”).

Ms. Smith’s employment agreement specifies that upon a (i) change in control (as defined in our 1999 Plan) pursuant to which our common stock is exchanged for or converted into consideration, more than 50% of which is to be paid in cash, cash equivalents or publicly traded securities (or securities which are intended to be publicly traded within a year following the change in control), or (ii) an initial public offering, and in either case contingent upon the stock price at the time of the change in control or offering, if the stock price is deemed to be greater than $6.00 per share, $8.00 per share, or $10.00 per share, she is eligible for an award of 200,000, 400,000 or 600,000 shares, respectively, multiplied by her “continued service percentage” (which, as of December 31, 2007 was 75% and is automatically 100% if she is employed by us as of the date of the applicable event) and her “earned percentage” (which, as of December 31, 2007 was 100%). As of December 31, 2007, our common stock was valued at $5.48 per share; accordingly, Ms. Smith would not have been entitled to this stock grant if the events would otherwise have occurred on that date. Completion of this offering will constitute an initial public offering for purposes of this provision of Ms. Smith’s employment agreement.

Severance Agreements With Other Named Executive Officers

We have entered into severance agreements with our other named executive officers that provide for certain benefits upon termination of employment. The severance agreements provide that any executive discharged for any reason other than cause or disability, or who resigns for good reason (each such term as defined in the agreement)), will be entitled to receive severance benefits. In addition to payment of any accrued but unpaid base salary, expense reimbursements, or vacation days, the terminated executive will receive cash severance equal to the executive’s base salary for a period of nine months payable in accordance with our payroll schedule. During the severance period, we will continue health care coverage in effect at the time of termination on the same terms and conditions as provided prior to termination of employment. Any receipt of benefits under the terms of the severance agreement is contingent upon the executive’s execution and non-revocation of a general release and waiver in our favor that will also contain provisions for non-competition, confidentiality and non-solicitation.

We may terminate an executive’s employment at any time if we believe in good faith that we have cause to terminate employment. “Cause” means:

•	the executive’s refusal to follow our lawful directions or material failure to perform duties associated with position or title with us (other than by reason of physical or mental illness, injury or condition);

•	any act of gross negligence or gross misconduct with respect to duties associated with the executive’s position or title with us, any material violation of our Code of Conduct then in effect, or any act that materially injures our reputation, business, or business relationships;

•	the executive’s conviction of (including plea of nolo contendere to) any crime involving fraud, dishonesty or moral turpitude or any felony; or

•	any act that constitutes a material breach of obligations.

In the event of a termination of employment upon a change in control that results in a distribution under the Sale Bonus Plan, the executive is not entitled to receive severance benefits as outlined in the severance agreement. However, in accordance with the 1999 Plan, all outstanding stock options held by any executive officer (and all other option holders with grants under the plan), may become fully vested upon certain changes in control.

Potential Payments Upon Termination or Change in Control

Sale Bonus Plan

In 2004, we adopted the Sale Bonus Plan to provide a means by which the plan participants may be given an opportunity to be compensated for their contributions to us upon certain change in control events. Each of our named executive officers, as well as certain other executives, are currently participants in the Sale Bonus Plan.

Under the Sale Bonus plan, upon consummation of a transaction constituting a change in control, as defined in the plan, we are obligated to pay bonuses from a pool, the aggregate value of which would be $5.0 million, if the per share price of our common stock in such transaction is equal to or greater than $1.75 but less than or equal to $3.25, or $10.0 million, if the per share price of our common stock in such transaction is greater than $3.25. Executives who have been named as participants (including our named executive officers) have been allocated a fixed percentage of the pool. Thirty one and one-half percent (31.5%) of the potential pool has not been allocated and our compensation committee retains the discretion to allocate such amounts at the time of a transaction that results in payment. The definition of “change in control” under the Sale Bonus Plan is the same as that used in our 1999 Plan (see “— Employee Benefit and Stock Plans — 1999 Equity Incentive Plan”), except that under the Sale Bonus Plan, a change in control will include an initial public offering or any event or transaction constituting part of an initial public offering, if the initial public offering results in our stockholders immediately prior to the offering ceasing to own at least 50.1% of our voting power.

The following table reflects our estimate of the dollar value of the benefits payable to our named executive officers assuming that a change in control (within the meaning of our Sale Bonus Plan and the applicable stock plan) or a qualifying termination event as described under existing employment or severance agreements occurred on December 31, 2007.

			Severance
		Sale Bonus	Pay and	Value of Option
Name	Trigger	Plan ($)(1)	Benefits ($)	Acceleration ($)(2)

Jill D. Smith	Discharge Other than for Cause or Disability, or Resignation for Good Reason	—	839,466	—
	Change in Control	1,500,000	—	620,832
Yancey L. Spruill	Discharge Other than for Cause or Disability, or Resignation for Good Reason	—	197,718	N/A
	Change in Control	1,250,000	—	185,414
Walter S. Scott	Discharge Other than for Cause or Disability, or Resignation for Good Reason	—	197,051	—
	Change in Control	1,500,000	—	61,250
S. Scott Smith	Discharge Other than for Cause or Disability, or Resignation for Good Reason	—	197,718	—
	Change in Control	1,000,000	—	322,832
Marc R. Tremblay	Discharge Other than for Cause or Disability, or Resignation for Good Reason	—	187,500	—
	Change in Control	800,000	—	500,013

(1)	Represents amount that would have been payable under the Sale Bonus Plan on December 31, 2007, since the per share price of our common stock on that date was $5.48, resulting in an aggregate pool of $10.0 million.
a. Ms. Smith’s distribution under the plan is 15% of the pool.
b. Mr. Spruill’s distribution under the plan is 12.5% of the pool.
c. Dr. Scott’s distribution under the plan is 15% of the pool.

d. Mr. Smith’s distribution under the plan is 10% of the pool.
e. Mr. Tremblay’s distribution under the plan is 8% of the pool.
There are certain circumstances which may occur that would trigger a change in control only for purposes of the Sale Bonus Plan, resulting in payment of bonuses but not accelerating the vesting of equity. For purposes of this table we have assumed that a change in control event has occurred under both plans.
(2)	Represents the aggregate intrinsic value of the accelerated vesting of the named executive officer’s unvested stock options. The named executive officers’ unvested stock option holdings as of December 31, 2007, are set forth in the “Outstanding Equity Awards at Year-End 2007” table above.

Employee Benefit and Stock Plans

1995 Stock Option Plan

On May 5, 1995, our board of directors adopted our 1995 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our stock or the stock itself have been issued to employees, officers, directors, and consultants. We have not granted any awards under our 1995 Plan since March 10, 1999. However, the 1995 Plan continues to govern the terms and conditions of outstanding awards granted under the 1995 Plan.

A total of 462,444 shares of our common stock were authorized for issuance under the 1995 Plan. As of March 31, 2008, options to purchase a total of 14,820 shares of our common stock were issued and outstanding, and a total of 68,699 shares of our common stock had been issued upon the exercise of options granted under the 1995 Plan.

Under the 1995 Plan, incentive stock options were granted with exercise prices not less than the fair value of the stock on the various dates of grant, as determined by our board of directors.

Options granted pursuant to the 1995 Plan are subject to certain terms and conditions as contained therein, have a ten-year term, generally vest over a four-year period, and are immediately exercisable.

Upon termination of services to us by optionees, any acquired but unvested shares are subject to repurchase by us at the lesser of fair value or original exercise price.

1999 Equity Incentive Plan

On February 16, 2000, our board of directors adopted our 1999 Plan. On December 12, 2000 our stockholders approved our 1999 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our stock or the stock itself may be issued to employees, officers, directors, and consultants.

A total of 10,000,000 shares of our common stock were authorized for issuance under the 1999 Plan. As of March 31, 2008, options to purchase a total of 5,915,730 shares of our common stock were issued and outstanding, and a total of 3,677,976 shares of our common stock had been issued upon the exercise of options granted under the 1999 Plan.

Options granted pursuant to the 1999 Plan are subject to certain terms and conditions as contained therein, have a ten-year term, generally vest over a four-year period, and are immediately exercisable.

In connection with a change in control, as defined under our 1999 Plan, any then unvested award outstanding under our 1999 Plan will become fully vested. Under our 1999 Plan, a “change in control” is defined generally as (i) the disposition of substantially all of our assets, (ii) a consolidation or merger into another company in which our stockholders immediately prior to the transaction own less than 50% of the voting power of the surviving entity or its parent immediately following the transaction, (iii) a merger in which we are the surviving corporation but our common stock is converted into other property, whether securities, cash, or otherwise, (iv) prior to an initial public offering, any transaction or series of transactions in which more than 50% of our voting power is transferred to another entity, or (v) after an initial public offering, acquisition by any person, group or entity of at least 30% of our voting power; provided, that in the case of the transactions described in clauses (ii) and (iii) above, the transaction will only be considered a change in control if our stockholders immediately prior to the transaction hold less than 50% of the surviving company or its parent or, if the transaction involves the issuance of securities of an affiliate company, such affiliate.

Upon termination of services to us by optionees, any acquired but unvested shares are subject to repurchase by us at the lesser of fair value or original exercise price.

2007 Employee Stock Option Plan

On June 14, 2007, our board of directors adopted our 2007 Plan. On June 21, 2007, our stockholders approved our 2007 plan, pursuant to which qualified and nonqualified stock options to purchase shares of our common stock, or grants of our common stock, may be issued to our employees, officers, directors and consultants.

A total of 25,000,000 shares of our common stock were authorized for issuance under the 2007 Plan. The plan provides for reservation of an additional 2% of such figure each year for issuance. As of March 31, 2008, options to purchase a total of 6,944,133 shares of our common stock were issued and outstanding, and 3,889 shares of our common stock had been issued upon the exercise of options granted under the 2007 Plan.

Options granted pursuant to the 2007 Plan are subject to certain terms and conditions as contained therein, have a ten-year term, generally vest over a four-year period, and are immediately exercisable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2005, to which we were a party or will be a party other than compensation arrangements which are described under “Compensation Discussion and Analysis,” in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Stockholders’ Agreement

We are a party to a stockholders’ agreement which provides, among other things, that certain holders of our common stock, including Morgan Stanley & Co. Incorporated, Ball Technologies Holding Corp., or Ball Technologies, Hitachi, Ltd., or Hitachi and certain funds managed by the Post Advisory Group, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.” The stockholder’s agreement also provides for rights to appoint certain directors, rights of representation on committees of the board of directors and rights to force participation in a sale of the company. However, all of these other rights terminate upon completion of this offering.

Ball Corporation

We are parties, and have in the past been parties, to several agreements with Ball Aerospace & Technologies Corp. or Ball Aerospace, an affiliate of Ball Technologies, one of our stockholders. Our engineering services contract with Ball Aerospace & Technologies, dated March 1996, provides a framework for us to engage Ball Aerospace for discrete engineering services tasks, by establishing a set of mutually agreeable legal terms and conditions. There are no commitments for us to pay or receive compensation under this agreement. However, we do continue to engage Ball Aerospace to perform services, as needed. This agreement currently remains in effect until December 31, 2008, subject to annual extension by the parties. Ball Aerospace and Ball Technologies are both subsidiaries of Ball Corporation.

On October 2, 2006, we executed a contract with Ball Aerospace for the development and provision of our WorldView-2 spacecraft and the integration of that spacecraft with a sensor and telescope. This agreement does not have a specified termination date.

Under the various contracts with Ball Aerospace discussed above, we have incurred costs of $40.7 million, $15.1 million, $128.1 million, $48.7 million and $16.0 million for 2005, 2006, 2007 and the three months ended March 31, 2007 and March 31, 2008, respectively, which were capitalized as part of the costs of building our satellites. Amounts owed to Ball Aerospace totaled $1.5 million, $8.9 million and $2.1 million at December 31, 2006 and 2007 and March 31, 2008, respectively.

Hitachi, Ltd./Hitachi Software Engineering Company, Ltd.

Hitachi Software, an affiliate of Hitachi, one of our stockholders, is a distributor of our imagery products and services.

On January 28, 2005, we entered into a data distribution agreement with Hitachi Software which appoints Hitachi as a reseller of our products and services and authorized Hitachi to sell access time to our WorldView-2 satellite. We entered into a direct access facility purchase agreement with Hitachi Software on March 23, 2007. Under this agreement, we will construct and sell to Hitachi Software a direct access facility, which will allow a customer of Hitachi Software to directly access and task our WorldView-2 satellite. As of March 31, 2008, we had received $18.9 million from Hitachi Software under the data distribution and direct access facility purchase agreement.

Under the data distribution agreement, Hitachi Software also earns commissions on sales of our products and services made into its territory and purchases our products and services for resale to others. This agreement expires in 2013. The direct access facility purchase agreement does not have a specified term.

Hitachi Software earned sales commissions of $1.4 million, $1.6 million, $1.2 million, and $0.4 million in 2005, 2006 and 2007 and the three months ended March 31, 2008, respectively. Amounts owed to Hitachi Software totaled $0.4 million, $0.1 million and $0.2 million at December 31, 2006 and 2007 and March 31, 2008, respectively.

Hitachi Software purchased approximately $4.3 million, $3.7 million, $5.2 million and $1.8 million of our products and services in 2005, 2006 and 2007 and the three months ended March 31, 2008, respectively. Amounts owed to us by Hitachi Software totaled ($0.3) million, $2.7 million and $2.2 million at December 31, 2006 and 2007 and March 31, 2008, respectively.

Morgan Stanley

In 2005, an affiliate of Morgan Stanley & Co. Incorporated served as an agent for our senior credit facility and received a $5.0 million fee from us. That agent fee was deferred and is being amortized over the life of the senior credit facility.

On December 20, 2006 an affiliate of Morgan Stanley & Co. Incorporated acted as placement agent for our sale of $100.0 million of common stock. Additionally, an affiliate of Morgan Stanley & Co. Incorporated purchased 1.4 million shares of common stock in the transaction for $4.50 per share. An affiliate of Morgan Stanley & Co. Incorporated earned a fee of $2.0 million for serving as placement agent in the transaction.

In April 2005, we entered into a series of interest rate swap agreements with an affiliate of Morgan Stanley & Co. Incorporated, which were terminated in February 2006. The termination of these agreements resulted in a gain of $0.8 and were replaced with a new swap agreement with a notional amount of $100.0 million. Under the current interest rate swap agreement, an affiliate of Morgan Stanley & Co. Incorporated owed us accrued interest in the amount of $0.1 million and $0.1 million at December 31, 2006 and 2007, respectively. At March 31, 2008, we owed to an affiliate of Morgan Stanley & Co. Incorporated, $0.2 million of accrued interest on the swap transaction.

In February 2008, we issued $40.0 million aggregate principal amount of senior subordinated notes, $20.0 million of which were issued to an affiliate of Morgan Stanley & Co. Incorporated. An affiliate of Morgan Stanley & Co. Incorporated was also paid a fee of $0.4 million in connection with this transaction.

Morgan Stanley has appointed two representatives to serve on our board of directors. Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated pursuant to which that affiliate will have the right to designate for nomination nominees for the board members. See “Description of Capital Stock — Investor Agreement.”

Morgan Stanley & Co. Incorporated is an underwriter of this offering and will receive compensation in connection with its services as such. See “Underwriters.”

Post Advisory Group

In February 2008, we issued $40.0 million aggregate principal amount of senior subordinated notes, $20.0 million of which were issued to funds managed by Post Advisory Group, some of which are our stockholders. Post Advisory Group was also paid a fee of $0.4 million in connection with this transaction.

Upon completion of this offering, we will enter into a letter agreement with Post Advisory Group pursuant to which Post Advisory Group will be granted the right, under certain circumstances, to require us to file a resale registration statement. See “Description of Capital Stock — Registration Rights.”

Pursuant to the purchase agreement under which Post Advisory Group purchased shares of our common stock, for so long as Post Advisory Group or accounts or funds managed by Post own shares representing at least 10% of our common stock, Post will be allowed to send an observer to all meetings of our board of directors in a non-voting and non-participatory capacity.

Review, Approval or Ratification of Related Party Transactions

Upon completion of this offering, the standing committees of our board of directors will include the governance and nominating committee which will be responsible for reviewing all related person transactions that are required to be disclosed under the Securities and Exchange Commission rules and, when appropriate, initially authorize or ratify all such transactions in accordance with written policies and procedures established by the committee from time to time.

We anticipate that the policies and procedures will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the committee will consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with our code of business conduct and ethics. In addition, our audit committee will review all related party transactions for which audit committee approval is required by applicable law or NYSE rules.

The policies described above have not yet been adopted, and as a result, the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under such polices.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at March 31, 2008 and as adjusted to reflect the sale of the shares of common stock by us and the selling stockholders in this offering, for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o DigitalGlobe 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 217,115,351 shares of common stock outstanding on March 31, 2008 and shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned
	Prior to the Offering			Shares Beneficially
			Number	Owned After the
			of Shares	Offering
Name and Address of Beneficial Owner	Number	% of Class	Offered	Number	% of Class

Directors and Executive Officers:
Jill D. Smith(1)	948,749	*
Yancey L. Spruill(2)	679,548	*
Walter S. Scott(3)	1,517,495	*
S. Scott Smith(4)	358,194	*
Marc R. Tremblay(5)	342,932	*
Paul M. Albert, Jr.(6)	108,750	*
General Howell M. Estes III(7)	52,500	*
Eddy Zervigon	—	—
All executive officers and directors as a group (10 persons)(8)	4,496,897	2.0%
Other 5% Stockholders
Morgan Stanley & Co. Incorporated(9)	82,895,120	38.2%
Funds Managed by Post Advisory Group(10)	32,360,060	14.9%
Hitachi Software Engineering Co., Ltd.(11)	16,545,727	7.6%
Ball Technologies Holdings Corp.(12)	13,955,449	6.4%
Other Selling Stockholders:

(1)	Includes exercisable options to purchase 948,749 shares of common stock.

(2)	Includes exercisable options to purchase 679,548 shares of common stock.

(3)	Includes exercisable options to purchase 790,411 shares of common stock.

(4)	Includes exercisable options to purchase 358,194 shares of common stock.

(5)	Includes exercisable options to purchase 342,932 shares of common stock.

(6)	Includes exercisable options to purchase 90,000 shares of common stock.

(7)	Includes exercisable options to purchase 52,500 shares of common stock.

(8)	Includes exercisable options to purchase 3,679,379 shares of common stock.

(9)	The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, 2nd Floor, New York, NY 10036.

(10)	Includes 5,925,521 shares held by Post Distressed Master Fund LP, 5,230,000 shares held by Post Special Situation Fund II, LP, 3,841,707 shares held by MW Post Special Situations Fund LP, 2,809,526 shares held by Post Total Return Master Fund LP, 2,752,261 shares held by Post Strategic Master Fund LP, 2,723,033 shares held by The Opportunity Fund, LLC, 2,500,000 shares held by LMA SPC for and on behalf of the account of MAP A Segregated Portfolio, 2,253,461 shares held by DB Distressed Opportunities Master Portfolio Ltd., 1,645,777 shares held by Post Strategic Master Fund LP, 962,466 shares held by MW Post Portfolio Fund, Ltd., 839,846 shares held by Virginia Retirement System, 450,000 shares held by HFRDS Opportunity Master Trust, Dated 1/15/02, and 426,462 shares held by HFR DS Opportunity Master Trust. The address of the funds managed by Post Advisory Group is 11755 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90025.

(11)	Includes 1,896,263 shares held by Hitachi, Ltd., an affiliate. The address of Hitachi Software Engineering Co., Ltd. is 4-12-7, Higashi-Shinagawa-Ku, Tokyo 140-0002, Japan.
(12)	The address of Ball Technologies Holdings Corp. is c/o Ball Corporation, 10 Longs Peak Drive, Broomfield, CO 80021.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and by-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and by-laws, copies of which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to           shares of common stock, $0.001 par value per share, and           shares of preferred stock, $0.001 par value per share,           shares of which are designated as 8.5% Cumulative Convertible Redeemable Preferred Stock due 2009, Series C.

As of March 31, 2008, there were outstanding:

•	217,115,351 shares of our common stock held by approximately 478 stockholders;

•	10 shares of our Series C preferred stock held by two stockholders; and

•	12,874,683 shares issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock and Series C preferred stock, voting together as a single class, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Holders of our common stock are not allowed to vote on any amendment to our amended and restated certificate of incorporation that adversely affects the rights of holders of Series C preferred stock.

Dividends

Subject to the prior rights of holders of preferred stock, including the Series C preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors.

Liquidation

Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, including the Series C preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Fully Paid and Non-Assessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Rank

The Series C preferred stock is senior to the common stock, with respect to dividends, liquidation preference, and redemption.

Voting Rights

Each holder of our Series C preferred stock is entitled to vote on all matters submitted to a vote of the holders of our common stock and any other class of stock, if any, including the election of directors, voting together as a single class with all other shares entitled to vote thereon. Each share of Series C preferred stock entitles the holder to the one vote per share. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Dividends accrue at an annual rate of 8.5% of the liquidation preference in effect from time to time and are payable, when, as and if declared by our board of directors, in cash only.

If any dividend is not paid in full in cash on a quarterly payment date, the liquidation preference of the Series C preferred stock will be increased by an amount equal to the product of (a) the amount per share not paid divided by the total amount payable per share and (b) one quarter of the dividend rate multiplied by the effective liquidation preference. We are prohibited from paying dividends on any shares of stock having rights junior to the Series C preferred stock, including our common stock, until all accumulated dividends have been paid on the Series C preferred stock.

Liquidation Preference

Upon liquidation, dissolution, or winding up, the holders of the Series C preferred stock will be entitled to receive out of the assets available for distribution, an amount equal to $35,000 per share, plus all accrued and unpaid dividends, subject to adjustment.

Conversion

The Series C preferred stock is no longer convertible into common stock.

Redemption

We are required to redeem all of the Series C preferred stock outstanding on March 31, 2009, at a redemption price equal to 100% of the effective liquidation preference, plus accrued and unpaid dividends to the date of redemption, subject to the legal availability of funds.

Rights and Preferences

If one stockholder or a group of stockholders proposes to sell any shares of capital stock in one transaction such that, following such sale, shares of capital stock representing more than 35% of the then outstanding shares (on a fully-diluted basis) will have been sold to one holder or a group of related holders, then each holder of Series C preferred stock has the right to receive notice of and participate in the transaction and sell a proportionate number of such holder’s Series C preferred stock in the transaction.

Investor Agreement

Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated. For so long as Morgan Stanley & Co. Incorporated or its affiliates continue to be the record and beneficial owner of shares representing more than 25% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 25% but more than 20% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination four members of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 20% but more than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination three members of the nine nominees for our board of directors, all of whom must be independent under the NYSE rules. Our board of directors may determine, in good faith, not to appoint any of Morgan Stanley & Co. Incorporated’s designated nominees, if such appointment would constitute a breach of its fiduciary duties or applicable law or violate our amended and restated certificate of incorporation, by-laws, corporate governance guidelines or similar policies, or if such designated nominees is reasonably likely not to be independent, under NYSE rules. In addition, as long as Morgan Stanley & Co. Incorporated continues to be the record and beneficial owner of shares representing at least 15% of our outstanding common stock, at least one of Morgan Stanley & Co. Incorporated’s director nominees shall be appointed to each of our standing committees. At such time that Morgan Stanley & Co. Incorporated or its affiliates become the record and beneficial owner of shares representing less than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated will no longer have the right to designate for nomination any nominees for our board of directors. In the event of a change in the number of members of our board of directors, Morgan Stanley & Co. Incorporated will have the right to designate a proportional amount of the members of the nominees for our board of directors to most closely approximate the rights described above. If, however, the number of nominees for our board of directors designated for nomination by Morgan Stanley & Co. Incorporated is reduced as a result of a decrease in the record and beneficial ownership of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates, any subsequent acquisition of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates will not result in the right of Morgan Stanley & Co. Incorporated to designate for nomination additional nominees for our board of directors.

Registration Rights

Under the Stockholders’ Agreement, dated July 9, 2003, certain holders of common stock, or the registrable securities, or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act.

Subject to certain limitations, certain holders of the registrable securities may require, on an aggregate of 12 occasions at any time after 180 days from the effective date of this offering, that we register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $30.0 million. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holders to include their common stock in such registration, subject to certain marketing and other limitations. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All expenses of such registrations, other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, will be borne by us.

Upon completion of this offering, we will enter into a letter agreement with Post Advisory Group pursuant to which, subject to certain limitations, Post Advisory Group may require at any time after 15 months from the effective date of this offering, that we register the shares of common stock beneficially held by it, provided that Post Advisory Group beneficially owns, directly or indirectly, at least 10% of our outstanding common stock. All expenses of such registration, other than underwriting discounts and commissions incurred in connection with registration, filing or qualification, will be borne by us.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of This Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our chairman of the board, president, chief executive officer, the board of directors or an authorized board committee may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require an 80% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including provisions relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, the designated parties entitled to call a special meeting of the stockholders, and our ability to redeem outstanding shares of common stock to prevent the loss of any license or franchise. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed for cause and only with an 80% stockholder vote. The combination of the classification of our board of directors, the restrictions on the removal of directors, the lack of cumulative voting and the 80% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. In addition, as permitted by the Delaware General Corporation Law, a certificate of incorporation limits or eliminates the personal liability of directors for a breach of their fiduciary duties of care as a director. The duty of care generally requires that, when acting on behalf of a company, directors exercise an informed business judgment based on all material information available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Under our amended and restated certificate of incorporation and amended and restated bylaws, we will also be able to provide similar rights to indemnification and advancement of expenses to employees and agents.

We may purchase and maintain insurance covering our directors and officers against any liability asserted against any of them and incurred by any of them, whether or not we would have the power to indemnify them against such liability under the bylaws. In addition, we are required to advance expenses (including attorney’s fees) incurred by a director or officer defending an action if that person undertakes to repay us if he or she is ultimately determined not to be entitled to be indemnified by us. The indemnification provided by our amended and restated certificate of incorporation is not exclusive of any rights to which those seeking indemnification may be entitled under the amended and restated certificate of incorporation, the bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the

Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Redemption

Our amended and restated certificate of incorporation contains provisions that permit the redemption of stock from stockholders where necessary, in the judgment of our board of directors, to the extent necessary to prevent the loss or secure the reinstatement of any of our licenses or franchises from any government agency. The purpose of these provisions is to ensure our compliance with our licenses or registration from any governmental agency that are conditioned upon some or all of our stockholders possessing prescribed qualifications. Failure to comply with these requirements may result in fines or a denial of renewal, or revocation of these licenses or registrations.

Generally, the redemption price will be either:

•	the fair market value of the shares to be redeemed, which, assuming the shares are publicly traded at the time of the redemption, is equal to the average closing price of the shares over a 45-day period; or

•	if the shares were purchased within one year of the date the shares are redeemed, the lesser of the fair market value and the purchase price for the shares.

To the extent that more than one stockholder causes the lack of compliance with a license or franchise, but compliance by all stockholders is not required, the board of directors may at its discretion choose which stockholder or stockholders from whom to redeem. The board of directors does not need to effectuate a pro rata redemption among all stockholders causing the lack of compliance.

Shares of Series C preferred stock are not subject to these redemption provisions.

These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. citizen, and could impede an attempt by a non-U.S. citizen to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our capital stock at a premium over prevailing market prices.

The NYSE Listing

We intend to apply to list our common stock on the NYSE under the symbol “DGI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding          shares of common stock.

The           shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering will be “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below. Within 180 days of the date of this prospectus           shares will qualify for resale under Rule 144, and           additional shares will qualify for resale under Rule 701.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and executive officers, the selling stockholders and holders of substantially all of our other common stock have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., we and they will not, during the period ending 180 days, subject to certain exceptions, after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. do not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Following the completion of this offering, the holders of          shares of our common stock will have rights, subject to certain conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders and holders of shares of common stock will have rights, subject to some conditions, to require us to register their shares for resale. A demand for registration may not be made until 180 days after the consummation of this offering. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

Equity Plans

As of March 31, 2008, we had outstanding options to purchase an aggregate of 12,874,683 shares of our common stock under our 1995, 1999 and 2007 Plans. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 1995, 1999 and 2007 Plans.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax in the same manner as U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

Dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or become a “U.S. real property holding corporation” and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Information reporting and backup withholding tax (at the then applicable rate) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and as joint book-running managers, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc
UBS Securities LLC
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $      , the total underwriters’ discounts and commissions would be $      and total proceeds to us would be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Application will be made to have the common stock listed on the New York Stock Exchange under the symbol “DGI.”

We, our directors and executive officers, the selling stockholders and holders of substantially all of our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option outstanding on the date of this prospectus granted under any employee stock plans;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction (other than a filing on Form 4 after the expiration of the lock-up period);

•	transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift, (ii) to any trust for the direct or indirect benefit of an immediate family member, (iii) by testate or intestate succession, or (iv) to limited partners or stockholders of the distributor or the distributor’s wholly-owned subsidiaries; provided that the transferee or distributee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that such plan does not provide for the transfer of common stock during the restricted period.

Without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, no party to the agreement will be able, during the period ending 180 days after the date of this prospectus, to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

As described below under “— Directed Share Program,” any participants in the Directed Share Program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% shares offered in this prospectus for directors, officers, employees, and certain business associates of us. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Any participants in this program will be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances.

A prospectus in electronic format may be made available on the internet sites or through other on-line services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms on-line and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders on-line. The underwriters may agree with us to allocate a specific number of shares for sale to on-line brokerage account holders. Any such allocation for on-line distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Morgan Stanley & Co. Incorporated owns approximately 38.2% of the outstanding shares of our common stock. In addition, upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For a description of the Investor Agreement, see “Description of Capital Stock — Investor Agreement.” As a result, Morgan Stanley & Co. Incorporated may be deemed to have a “conflict of interest” and or be an “affiliate” of us under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering is being conducted in accordance with Rule 2720 of such Conduct Rules. This rule requires that the initial public offering price for our shares cannot be higher than the price recommended by a “qualified independent underwriter,” as defined by FINRA. Lehman Brothers Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Lehman Brothers Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

We intend to use a portion of the proceeds from this offering to repay in full our $40.0 million aggregate principal amount outstanding senior subordinated notes due April 18, 2012, together with $      million of accumulated payment-in-kind interest, of which $20.0 million was issued to an affiliate of Morgan Stanley & Co. Incorporated. Accordingly, such affiliate will receive a portion of the proceeds from this offering in connection with such repayment.

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $     , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission (“ASIC”). It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001 (Act) in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ’Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•	the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•	it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 as amended, the FIEL), and we will not offer or sell any of our securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and our securities may not be offered or sold, and we will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed and purchased under Section 275 by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable in six months after that corporation or that trust has acquired our securities under Section 275 except (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for transfer; or (iii) by operation of law.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

LEGAL MATTERS

The validity of the common stock and other certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are being represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an internet site at www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalGlobe, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of DigitalGlobe, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standard No 123R, “Share Based Payment” effective on January 1, 2006 and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” effective on January 1, 2007.

As discussed in Note 2, the Company has restated its 2005, 2006 and 2007 consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Denver, Colorado
April 14, 2008, except for Note 2, as to which the date is June 6, 2008

DigitalGlobe, Inc.

Consolidated Statements of Operations
(in millions, except share and per share data)

				For the Three
				Month Periods
	For the Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue	$65.4	$106.8	$151.7	$30.6	$68.8
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	17.8	16.5	22.1	5.0	6.7
Selling, general and administrative	25.5	37.4	49.0	11.5	18.4
Depreciation and amortization	39.8	46.0	46.8	11.5	18.8
Loss on disposal of assets	1.2	0.1	—	—	—
Restructuring	0.7	—	—	—	—

Income (loss) from operations	(19.6)	6.8	33.8	2.6	24.9
Loss on early extinguishment of debt	11.0	—	—	—	—
Interest income, net of interest expense	1.9	3.1	4.1	1.5	(1.4)

Net income (loss) before income taxes	(28.7)	9.9	37.9	4.1	23.5
Income tax (expense) benefit	—	(0.7)	57.9	(0.1)	(9.4)

Net income (loss)	$(28.7)	$9.2	$95.8	$4.0	$14.1

Earnings (loss) per share:
Basic earnings (loss) per share	$(0.15)	$0.05	$0.44	$0.02	$0.06

Diluted earnings (loss) per share	$(0.15)	$0.05	$0.44	$0.02	$0.06

Weighted average common shares outstanding:
Basic	191,191,499	192,167,093	216,346,212	216,166,322	217,101,301

Diluted	191,191,499	194,162,778	219,967,943	219,996,457	220,814,824

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Balance Sheets
(in millions, except share and per share data)

			As of
	As of December 31,		March 31,
	2006	2007	2008
			(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$103.0	$22.9	$42.7
Short-term investments	85.7	—	—
Restricted cash	6.2	2.4	2.4
Accounts receivable, net of allowance for doubtful accounts of $0.4, $0.6, and $0.6 respectively	9.5	41.1	41.7
Accounts receivable from related party	2.2	4.1	3.0
Aerial image library	—	3.9	3.6
Prepaid WorldView-1 insurance	—	4.9	3.1
Other prepaid and current assets	2.5	2.6	3.2
Deferred taxes	—	17.0	17.7

Total current assets	209.1	98.9	117.4
Property and equipment, net of accumulated depreciation of $173.7, $218.5, and $236.7 respectively	537.9	733.7	755.8
Goodwill	—	8.7	8.7
Intangibles, net of accumulated amortization of $2.4 and $3.0, respectively	—	6.6	6.0
Long-term deferred contract costs	5.9	6.3	6.2
Long-term deferred contract costs from related party	—	5.6	6.2
Other assets, net	6.4	5.6	6.4
Long-term deferred taxes, net	—	42.1	32.7

Total assets	$759.3	$907.5	$939.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19.2	$3.9	$3.6
Accounts payable to related party	2.5	8.2	2.3
Accrued interest	4.3	4.1	3.5
Other accrued liabilities	8.0	9.3	7.8
Other accrued liabilities to related party	2.6	12.0	3.8
Current portion of deferred revenue to related party	0.3	—	—
Current portion of deferred revenue	2.8	31.1	29.6

Total current liabilities	39.7	68.6	50.6
Deferred revenue	237.6	239.3	233.3
Deferred revenue related party	10.0	18.2	18.9
Deferred lease incentive	6.7	6.3	6.2
Long-term debt	230.0	230.0	230.0
Long-term debt to related parties	—	—	40.7
8.5% Cumulative mandatorily redeemable preferred stock—Series C; $.001 par value; 50,000,000 shares authorized; 10 shares issued and outstanding; aggregate liquidation preference of $0.4 million as of December 31, 2006, $0.5 million as of December 31, 2007 and $0.5 million as of March 31, 2008 (unaudited)	0.4	0.5	0.5

Total liabilities	524.4	562.9	580.2

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 24,000,000 shares authorized; no shares issued and outstanding at December 31, 2006 and 2007 and March 31, 2008 (unaudited)	—	—	—
Common stock; $.001 par value; 250,000,000 shares authorized; 213,742,530 shares issued and outstanding at December 31, 2006; 216,710,178 shares issued and outstanding at December 31, 2007 and 217,115,351 shares issued and outstanding at March 31, 2008 (unaudited)	0.2	0.2	0.2
Treasury stock, at cost; 101,855 shares at December 31, 2006, December 31, 2007 and March 31, 2008 (unaudited)	(0.2)	(0.2)	(0.2)
Additional paid-in capital	446.8	461.5	463.5
Accumulated other comprehensive income	1.1	0.3	(1.2)
Accumulated deficit	(213.0)	(117.2)	(103.1)

Total stockholders’ equity	234.9	344.6	359.2

Total liabilities and stockholders’ equity	$759.3	$907.5	$939.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Cash Flows
(in millions)

				For the Three Months
				Ended
	For the Year Ended December 31,			March 31,
	2005	2006	2007	2007	2008
	(as restated,	(as restated,	(as restated,	(unaudited)
	see note 2)	see note 2)	see note 2)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(28.7)	$9.2	$95.8	$4.0	$14.1
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of assets	1.2	0.1	—	—	—
Depreciation and amortization expense	39.8	46.0	46.8	11.5	18.8
Non-cash early extinguishment of debt	4.9	—	—	—	—
Non-cash stock compensation expense	0.3	2.2	2.6	0.6	1.1
Amortization of debt issuance costs	—	—	0.2	—	0.4
Deferred income taxes	—	—	(59.1)	—	8.8
Changes in assets and liabilities, net of investing activities:
Accounts receivable, net	(3.6)	(1.8)	(28.5)	(9.5)	(0.6)
Accounts receivable from related party	0.4	(0.3)	(2.2)	—	1.1
Aerial image library	—	—	(0.7)	0.8	0.4
Other assets	(0.3)	(0.5)	(4.0)	0.7	1.6
Accounts payable	(0.2)	2.8	(3.3)	(3.7)	0.8
Accounts payable and accrued liabilities to related parties	(1.3)	(0.1)	1.6	(0.3)	(1.4)
Accrued liabilities	(1.8)	1.8	1.5	(1.1)	(0.9)
Deferred contract costs	(1.9)	(1.2)	(0.4)	(0.4)	0.2
Deferred contract costs from related party	—	—	(5.6)	—	(0.6)
Deferred revenue	33.8	24.1	27.9	1.2	(7.5)
Deferred revenue related party	10.0	0.3	7.9	(0.3)	0.7
Deferred lease incentive	1.2	(0.3)	(0.4)	(0.1)	(0.2)

Net cash flows provided by operating activities	53.8	82.3	80.1	3.4	36.8

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress additions	(122.0)	(80.5)	(233.4)	(68.7)	(55.4)
Other property, equipment and intangible additions	(2.3)	(2.4)	(4.7)	(0.7)	(0.8)
Acquisition, net of cash acquired	—	(0.6)	(9.4)	(9.4)	—
Decrease in restricted cash	1.7	—	3.8	3.0	—
Settlements from derivative instrument	—	0.8	0.2	0.1	(0.1)
Purchases of investments available-for-sale	(49.2)	(90.7)	(163.5)	(17.9)	—
Sale of investments available-for-sale	46.2	8.0	249.2	16.8	—

Net cash flows used in investing activities	(125.6)	(165.4)	(157.8)	(76.8)	(56.3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt, net of issuance costs	194.5	30.0	—	—	38.5
Proceeds from issuance of common stock	0.1	99.7	—	—	—
Stock issuance costs	—	—	(2.0)	—	—
Payments for repurchase of common stock	—	(0.2)	—	—	—
Proceeds from exercise of stock options	—	—	0.7	—	0.8
Loan amendment fee	—	(1.6)	(1.1)	—	—
Principal payments on debt	(103.1)	—	—	—	—

Net cash flows provided by (used in) financing activities	91.5	127.9	(2.4)	—	39.3

Net increase (decrease) in cash and cash equivalents	19.7	44.8	(80.1)	(73.4)	19.8
Cash and cash equivalents, beginning of period	38.5	58.2	103.0	103.0	22.9

Cash and cash equivalents, end of period	$58.2	$103.0	$22.9	$29.6	$42.7

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$—	$—	$0.7	$—	$1.3
Cash paid for income taxes	—	—	1.3	—	0.3
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash items capitalized in construction in progress	$1.8	$2.2	$1.6	$0.8	—
Changes to non-cash property and equipment accruals, including interest	4.3	14.0	0.3	(7.8)	16.0
Common stock issued for the GlobeXplorer acquisition	—	—	11.3	11.3	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Stockholders’ Equity and Statements of Comprehensive Income

					Additional			Accumulated		Total
	Common Stock		Treasury Stock		Paid-in	Deferred Stock	Accumulated	Comprehensive	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Gain/(Loss)	Income	Equity
	(in millions, except share data)

Balance at January 1, 2005	191,135,415	$0.2	$—	$—	$347.2	$(1.2)	$(193.5)	$—	—	$152.7
Issuance of common stock	214,391	—	—	—	0.1	—	—	—	—	0.1
Stock compensation expense, net of terminations	—	—	—	—	(0.4)	0.7	—	—	—	0.3
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	0.3	$0.3	0.3
Net loss	—	—	—	—	—	—	(28.7)	—	(28.7)	(28.7)

Balance at December 31, 2005	191,349,806	0.2	—	—	346.9	(0.5)	(222.2)	0.3	$(28.4)	124.7

Issuance of common stock, net of issuance costs	22,392,724	—	—	—	97.7	—	—	—	—	97.7
Repurchase of common stock	—	—	(101,855)	(0.2)	—	—	—	—	—	(0.2)
Stock compensation expense, net of forfeitures	—	—	—	—	2.2	0.5	—	—	—	2.7
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	0.8	$0.8	0.8
Net income	—	—	—	—	—	—	9.2	—	9.2	9.2

Balance at December 31, 2006	213,742,530	0.2	(101,855)	(0.2)	446.8	—	(213.0)	1.1	$10.0	234.9

Common stock issued in connection with acquisition	2,500,000	—	—	—	11.3	—	—	—	—	11.3
Issuance of common stock	467,648	—	—	—	0.7	—	—	—	—	0.7
Stock compensation expense, net of forfeitures	—	—	—	—	2.7	—	—	—	—	2.7
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	(0.8)	$(0.8)	(0.8)
Net income	—	—	—	—	—	—	95.8	—	95.8	95.8

Balance at December 31, 2007	216,710,178	$0.2	(101,855)	$(0.2)	$461.5	$—	$(117.2)	$0.3	$95.0	$344.6

Issuance of common stock (unaudited)	405,173	—	—	—	0.9	—	—	—		0.9
Stock compensation expense, net of forfeitures (unaudited)	—	—	—	—	1.1	—	—	—		1.1
Effective financial derivatives, net of tax (unaudited)	—	—	—	—	—	—	—	(1.5)		(1.5)
Net income (unaudited)	—	—	—	—	—	—	14.1	—		14.1

Balance at March 31, 2008 (unaudited)	217,115,351	$0.2	(101,855)	$(0.2)	$463.5	—	$(103.1)	$(1.2)		$359.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements
(Dollars in millions except for share and per share data, unless otherwise noted)

NOTE 1:	General Information and Financial Condition

DigitalGlobe, Inc. (DigitalGlobe, the Company or we) was originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and, on August 21, 1995, was reincorporated under the laws of the State of Delaware. We commenced development stage operations on March 31, 1995 with the contribution of the net assets of WorldView Imaging Corporation and certain assets of Ball Corporation. On August 22, 2002, we changed our name to DigitalGlobe, Inc.

We are a provider of commercial high resolution earth imagery products and services. We have customers in both the defense and intelligence and commercial sectors.

We successfully launched and deployed the QuickBird satellite on October 18, 2001, and completed initial on-orbit calibration and commissioning in February 2002, at which time we began selling imagery collected by the satellite. Since that time, we have been operating the QuickBird satellite and associated ground processing systems to generate 61-cm resolution black and white and color products, and 2.44-meter multi-spectral products.

In January 2007, the Company acquired GlobeXplorer, LLC and AirPhotoUSA, LLC (together referred to herein as GlobeXplorer) for a total purchase price of $21.3 million, net of cash acquired of $1.4 million. GlobeXplorer is a producer, integrator and provider of geographic data and of earth imagery. We completed the acquisition of GlobeXplorer to broaden our customer portfolio, expand our product offerings to include aerial and other satellite imagery content, and add web-based distribution capabilities. See further discussion in Note 18.

During the third quarter of 2007, the Company successfully launched the WorldView-1 satellite. On November 16, 2007, the National Geospatial-Intelligence Agency (NGA) of the United States government our largest customer, certified that the WorldView-1 satellite had satisfied the performance metrics under the terms of the NextView agreement and declared the WorldView-1 satellite to have achieved full operational capability (FOC).

The Company has incurred significant capital expenditures for the construction of its satellites and estimates that costs to construct and launch its WorldView-2 satellite will be $168.3 million for 2008. The Company believes that anticipated cash flows from operations in 2008 and the proceeds from the Senior Subordinated Unsecured Notes issued in February 2008 (see Note 21) for $39.2 million, net of fees, will be sufficient to cover these capital expenditures. However, these cash flows could turn out to be insufficient. If the Company were to experience cash flow shortages in 2008, management believes it would be able to maintain liquidity through a reduction of operating expenses and/or deferral of such capital expenditures.

NOTE 2:	Restatement of Statements of Cash Flows

During the preparation of its consolidated financial statements for the three-month period ended March 31, 2008, the Company discovered that it had incorrectly reported cash flows from operations and investing activities for the years ended December 31, 2005, 2006 and 2007. The incorrectly reported cash flows related to non-cash additions to property and equipment resulting in an adjustment of cash flows provided by operating activities and an adjustment in cash flows used in investing activities. In addition, certain costs associated with the issuance of common stock in 2006 were inappropriately recorded as a cash outflow in the 2006 statement of cash flows. The cash outflow occurred in 2007 and should have been recorded as such in the 2007 cash flow statement. These incorrectly reported property and equipment additions and the cost associated with the issuance of common stock had no impact on the Company’s consolidated balance sheets, consolidated statements of operations or consolidated statements of stockholders’ equity and statements of comprehensive income.

The incorrectly reported property and equipment additions were the result of the Company overstating the amount of non-cash property and equipment additions reported as non-cash investing activities, thereby misstating the cash flows resulting from increases in accounts payable and accrued liabilities and a corresponding

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

misstatement of cash flows from construction in progress additions. The overstatement of non-cash property and equipment additions was the result of including both cash and non-cash additions in the resulting cash flow captions. In addition, certain cash outflows associated with the issuance of common stock in 2006 should have been recorded as a cash outflow in 2007.

As a result, the consolidated statements of cash flows for 2005, 2006 and 2007 have been restated as follows:

	As previously
	reported	As restated
	For the years ended
	December 31,
	2005	2005

Change in assets and liabilities, net of investing activities
Accounts payable	$(3.1)	$(0.2)
Accounts payable and accrued liabilities to related parties	3.0	(1.3)
Accrued liabilities	(2.4)	(1.8)
Net cash flows provided by operating activities	54.6	53.8
Construction in progress additions	(122.1)	(122.0)
Other property, equipment and intangible additions	(3.0)	(2.3)
Net cash flows used in investing activities	(126.4)	(125.6)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash interest capitalized in construction in progress	5.5	—
Non-cash property and equipment additions currently accrued	0.4	—
Non-cash items capitalized in construction in progress	—	1.8
Changes to non-cash property and equipment accruals including interest	—	4.3

	2006	2006

Change in assets and liabilities, net of investing activities
Accounts payable	$15.3	$2.8
Accounts payable and accrued liabilities to related parties	(2.9)	(0.1)
Accrued liabilities	1.2	1.8
Net cash flows provided by operating activities	91.4	82.3
Construction in progress additions	(87.6)	(80.5)
Net cash flows used in investing activities	(172.5)	(165.4)
Proceeds from issuance of common stock	97.7	99.7
Net cash flows provided by (used in) financing activities	125.9	127.9
NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash interest capitalized in construction in progress	4.0	—
Non-cash property and equipment additions currently accrued	5.6	—
Non-cash items capitalized in construction in progress	—	2.2
Changes to non-cash property and equipment accruals including interest	—	14.0

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

	As previously
	reported	As restated
	For the years ended
	December 31,
	2007	2007

Change in assets and liabilities, net of investing activities
Accounts payable	$(18.6)	$(3.3)
Accounts payable and accrued liabilities to related parties	(5.3)	1.6
Accrued liabilities	0.5	1.5
Net cash flows provided by operating activities	56.9	80.1
Construction in progress additions	(211.2)	(233.4)
Settlements from derivative instruments	(0.8)	0.2
Net cash flows used in investing activities	(136.6)	(157.8)
Stock issuance costs	—	(2.0)
Net cash flows provided by (used in) financing activities	(0.4)	(2.4)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash interest capitalized in construction in progress	3.6	—
Non-cash property and equipment additions currently accrued	19.3	—
Non-cash items capitalized in construction in progress	—	1.6
Changes to non-cash property and equipment accruals including interest	—	0.3

NOTE 3:	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DigitalGlobe, Inc. and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Accounts related to the acquisition of GlobeXplorer, LLC, and AirPhotoUSA, LLC are included subsequent to the acquisition in January 2007.

Basis of Presentation

Our accompanying unaudited consolidated financial statements for the three month periods ended March 31, 2007 and March 31, 2008 included herein have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, including normal recurring adjustments that are considered necessary for a fair presentation of the accompanying consolidated financial statements, have been included. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008 or for any future period.

All amounts included in the consolidated financial statements for the three month period ended March 31, 2007 and March 31, 2008 are unaudited.

Use of Estimates

Our consolidated financial statements are based on the selection and application of generally accepted accounting principles that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Cash and Cash Equivalents

We consider all highly liquid investments, excluding restricted funds, purchased with an original maturity date of three months or less at the date acquired to be cash equivalents.

Restricted Cash

The Company’s restricted cash at March 31, 2008, December 31, 2007 and December 31, 2006, respectively, was comprised of $1.2 million, $1.2 million and $5.0 million collateral for a FCC performance bond associated with milestones related to WorldView-2 and $1.2 million, $1.2 million and $1.2 million cash restricted under the lease agreement for our headquarters.

Short-term Investments

As of December 31, 2007 and March 31, 2008, we had no short-term investments. All auction rate securities (ARS) and variable rate demand notes (VRDN) have been classified as available-for-sale short-term investments. ARS and VRDN are variable rate investments tied to short-term interest rates, which generally reset every 30 days. Interest paid during a given period is based upon the interest rate determined during the prior auction period. Although these securities are issued and rated as long-term investments, with original maturities of approximately 30 years, they are priced and traded as short-term instruments because of the liquidity provided through the volume and frequency of the auctions. The Company only invests in securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments to cash to fund current operations, or satisfy other cash requirements as needed. As of December 31, 2007 and March 31, 2008, we held no ARS or VRDN.

Accounts Receivable

The Company’s customer base includes customers located in foreign countries. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. In making the determination of the appropriate allowance for doubtful accounts, the Company considers specific accounts, analysis of accounts receivable aging reports, changes in customer payment patterns, historical write-offs and returns, changes in customer demand and relationships, and customer credit worthiness.

Aerial Image Library

Our aerial image library is composed of the direct costs of contracting with third parties to collect aerial imagery and the direct costs of converting that data into aerial image products and is accounted for at the lesser of its cost or net realizable value. Our aerial image library costs are charged to cost of revenue over the estimated economic life of the imagery, which has been estimated to be two years. Such costs are charged to cost of revenue on an accelerated basis reflective of the pattern in which the economic benefits of the asset is expected to be realized. Although the aerial image library is classified as a current asset, the library is not necessarily as liquid as other current assets. While the entire library is available for sale, it may not be converted into cash in a single one year operating cycle.

Property and Equipment

Property and equipment are recorded at cost. Pursuant to Statement of Financial Accounting Standard (SFAS) No. 34, “Capitalization of Interest Cost” the cost of our satellites include capitalized interest costs incurred during

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

the construction and development period. In addition, capitalized costs of our satellites and related ground systems include internal direct labor costs incurred in the construction and development as well as depreciation costs related to assets which support the construction and development of the satellites and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

The Company capitalizes certain internal and external software development costs incurred to develop software for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The Company expenses the costs of developing computer software until the software has reached the application development stage and capitalizes all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellite’s useful life. Amortization expense related to capitalized software costs, exclusive of software cost amortized as part of the cost of our satellites, was $6.6 million, $9.5 million, $8.1 million, $2.2 million, and $2.0 million for years ending December 31, 2005, 2006, 2007, and the three months ended March 31, 2007 and March 31, 2008, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellite and ground stations). Leasehold improvements and assets used pursuant to capital-lease obligations are amortized on a straight-line basis over the shorter of their useful lives or lease terms; such amortization is included in depreciation expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangible assets (identified as trademarks, core technology, customer relationships and non-compete agreements) are recorded at fair value as determined at the time of acquisition. The goodwill and intangible assets are attributable to the commercial segment.

We test the carrying value of goodwill for impairment using a discounted cash flow methodology annually and more frequently if a triggering event occurs. During the fourth quarter of 2007, the annual impairment test on the goodwill recorded was completed and it was determined that there was no impairment of the goodwill. Our goodwill is deductible for income tax purposes.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Deferred Contract Costs

The Company capitalized certain costs reimbursable under the NextView Agreement, incurred in the construction and development of our WorldView-1 satellite and related ground systems during the construction and development period. These costs were required and reimbursable expenditures under the NextView Agreement. Upon the successful launch of the WorldView-1 satellite, the deferred contract costs began being amortized ratably over the customer relationship period (the same as the life of the satellite, or 10.5 years).

Deferred Contract Costs from Related Party

The Company defers certain direct costs incurred in the construction of direct access facilities built for direct access program customers, consisting of hardware, software and labor purchased from a related party. The direct access facility will allow the Company’s direct access program customers to communicate with the Company’s satellites. The costs incurred to date are related to contractual agreements for the construction of the Company’s first direct access facility and are directly related to fulfillment of direct access program related revenue contracts. Accordingly, the deferred contract costs from related party will be recognized as expense in the period of revenue recognition of the Company’s direct access program contracts, which is expected to be the life of the WorldView-2 satellite.

Debt Issuance Costs and Debt Discounts

Debt issuance costs are deferred and amortized to interest expense using the effective interest method in accordance with Accounting Principles Board Opinion (APB) No. 21, “Interest on Receivables and Payables.”

Long-Lived Assets

With the exception of goodwill, the Company periodically evaluates the carrying value of long-lived assets for impairment when events and circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset (or asset group) are separately identifiable and less than the asset’s (or asset group’s) carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company believes no circumstances indicating impairment exist in any of its long-lived assets.

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Revenue from sales of our products and services is recognized when all of the following criteria have been met:

(1) Persuasive evidence of an arrangement exists,

(2) Delivery has occurred or services have been rendered,

(3) Our price to the buyer is fixed or determinable, and

(4) Collectibility is reasonably assured.

We evaluate our sales arrangements which may include imagery, hardware, software, web hosting services, or product support deliverables using the guidance of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverable. Accordingly, the arrangements are evaluated to determine whether they include more than one unit of accounting. Revenue is allocated to the various units of accounting based on their relative fair value and recognized once all of the four SAB 104 criteria above have been met for that deliverable.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Our revenue is generated from: (i) licenses of imagery; (ii) subscription service; and (iii) recognition of deferred revenue. We recognize revenue as follows from each our revenue sources:

Licenses.  Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image from our system. In certain customer arrangements, we have substantial acceptance provisions. For these arrangements, revenue is recognized upon acceptance by these customers.

Service Level Agreements.  The Company recognizes service level agreement revenue net of any allowances resulting from failure to meet certain stated monthly performance metrics. Net revenue is recognized each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month.

Subscriptions.  The Company sells time based subscriptions to its web-based products such as ImageConnect. These arrangements allow customers access to our product via the internet for a set period of time and for a fixed fee. Revenue from these arrangements is recognized ratably over the subscription period. In addition, we have other subscription-type arrangements in which customers prepay for a set number of product accesses (for instance each time users click on an image of their home). Each time a product is accessed, a portion of the customer’s prepayment is earned. These prepayments are recorded as deferred revenue when received and the revenue is recognized based on the number of times the product is accessed.

Recognition of deferred revenue.  The Company has entered into several types of transactions, as more fully discussed in this section, where we receive payment for a solution in advance of delivering the solution or otherwise meeting the criteria for revenue recognition set out above. These payments are recorded as deferred revenue when received and are amortized to revenue as earned.

Deferred Revenue

Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) direct access program; and (iii) subscription arrangements.

Prepayments from NGA.  Under the NextView agreement, we received $266 million from NGA, in advance of solution deliveries, to allow us to partially fund construction of the WorldView-2 satellite. These payments were recorded as deferred revenue when received during the construction period and are being recognized as revenue over the estimated customer relationship period of 10.5 years. Recognition of this deferred revenue commenced upon WorldView-1 reaching FOC in November 2007. As of December 31, 2006 and 2007 and the three months ended March 31, 2008 deferred revenue for these prepayments was $238.2 million, $264.8 million and $258.4 million, respectively.

Direct Access Program.  We will begin earning revenue from our Direct Access Program (DAP), wherein customers may be allowed to send instructions to the WorldView-1 and WorldView-2 satellites and download imagery directly to their ground stations once the systems are completed and access rights to the satellite commence. DAP arrangements consist of several elements, some of which we are paid for in advance and recorded as deferred revenue, as follows:

Direct Access Facility (DAF) sales.  DAFs are built for DAP customers and consist of hardware and software needed to communicate with our satellites. Payments received during the construction period in advance of the imagery delivery period are recorded as deferred revenue, and costs incurred are deferred as well. Deferred revenue and deferred costs will be recognized as revenue and expense, respectively, over the estimated customer relationship period upon commencement of DAP operations. As of December 31, 2006, 2007 and the three months ended March 31, 2008 deferred revenue related to DAF sales was $0, $8.2 million and $8.9 million, respectively.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Prepayments.  In 2005, we entered into a distribution agreement with Hitachi Software Engineering related to the initial contract for direct access to WorldView-2. In connection with the distribution agreement we received an upfront fee of $10.0 million from Hitachi Software Engineering, $5.0 million of which is refundable under certain circumstances. This upfront fee is included in deferred revenue and will be recognized as revenue over the estimated customer relationship period upon commencement of the DAP operations. Once the WorldView-2 satellite reaches full operational capability, we will be able to estimate the customer relationship period. We expect that the best measure of the customer relationship period will be the expected useful life of the satellite. As of December 31, 2006, 2007 and the three months ended March 31, 2008 deferred revenue related to this upfront fee was $10.0 million.

We will be evaluating the estimated customer relationship period on an annual basis, or more frequently if events indicate a change in the period, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Subscription arrangements.  We sell, primarily through GlobeXplorer, access to imagery through web-based exploitation where fees are time or usage based. Fees paid in advance for these arrangements are deferred and recognized as discussed above. As of December 31, 2006 (prior to the acquisition of GlobeXplorer), 2007 and the three months ended March 31, 2008 deferred revenue related to subscription sales was $0, $1.7 million, and $1.3 million, respectively.

Satellite Insurance

We currently maintain in-orbit insurance policies covering the Company’s WorldView-1 and QuickBird satellites in the amount of $270.0 million and $40.0 million, respectively, as of March 31, 2008. The WorldView-1 insurance premiums, corresponding to the launch and in-orbit commissioning period prior to the satellite reaching FOC, are capitalized in the original cost of the satellite and are being amortized over the estimated useful life of the asset, which is currently ten and one-half years. The remainder of the WorldView-1 insurance premiums that are not capitalized and the QuickBird insurance policy premiums are amortized to expense ratably over the related policy periods and are included in selling, general and administrative costs.

Research and Development Costs

We record as research and development expense all engineering costs, consisting primarily of internal labor and consulting fees, where the Company maintains the risk associated with design failure. No research and development costs were incurred for the years ended December 31, 2005 and 2006. The Company incurred $0.2 million in research and development costs for the year ended December 31, 2007. Research and development costs were not significant for the three month periods ended March 31, 2007 and 2008. Any research and development expenses incurred are included in selling, general and administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and have historically not been significant.

Derivative Instruments

The Company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. The Company’s derivative instruments are recorded in the consolidated balance sheets at fair value. For a derivative designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of any gain or loss associated with the cash flow hedge is reported in earnings immediately.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Earnings Per Share

The Company follows SFAS No. 128, “Earnings per Share” (SFAS 128), which establishes standards for computing and presenting basic and diluted earnings per share (EPS). Under SFAS 128, basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is determined by dividing net income by the sum of (1) the weighted average number of common shares outstanding and (2) the dilutive effect of outstanding potentially dilutive securities and stock options determined utilizing the treasury stock method.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004) “Share-Based Payment” (SFAS 123R) which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS 123, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, (APB 25). Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company adopted SFAS 123R prospectively and therefore applies the valuation provisions of SFAS 123R to all grants awarded after December 31, 2005 and to all grants that were outstanding on that date that are subsequently modified. The adoption of SFAS 123R had a material impact on our consolidated financial position and results of operations for the years ended December 31, 2006 and 2007 and the three months ended March 31, 2008. See Note 10 for further information regarding our stock-based compensation expense and underlying assumptions. Under APB 25, our stock-based compensation expense for the year ended December 31, 2005 was $0.3 million. Under SFAS 123R, our stock-based compensation expense for the years ended December 31, 2006 and 2007 and the three months ended March 31, 2007 and 2008 was $2.2 million, $2.6 million, $0.6 million and $1.1 million, respectively, which was recognized as compensation expense in the Company’s consolidated statements of operations, net of amounts capitalized to assets under construction,

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement principles of APB 25 and adopted the disclosure-only provisions of SFAS No. 123.

Income Taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes” (SFAS 109). Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” (FIN 48). FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption as of January 1, 2007, we reduced our deferred tax assets associated with the computation of general business tax credits computed in and carried over from prior years and its associated valuation allowance by $4.5 million. The Company has elected to treat any penalties or interest incurred as a result of FIN 48 as interest expense. The impact of the adoption of FIN 48 had no effect on our results of operations or retained earnings. The Company has $4.5 million of unrecognized tax benefits that, if recognized, will decrease the effective tax rate.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

As of March 31, 2008, there are no income tax positions for which the unrecognized tax benefits are expected to significantly increase or decrease during the next twelve months. Additionally, tax years still open for examination by federal and major state agencies as of December 31, 2007 are 2004-2006. In addition, federal and state agencies may disallow carryforwards previously claimed.

Fair Values of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, derivative instruments in the form of interest rate swaps, short-term investments, accounts receivable, accounts payable, accrued liabilities, and debt. The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying amounts of our debt and derivative instruments also approximate fair value.

We adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurement” (SFAS 157) as of January 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities measured on a recurring basis. Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

•	Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2008:

		Fair Value Measurements at March 31, 2008 Using:
		(unaudited)
			Significant other	Significant
	Total Carrying	Quoted prices in	observable	unobservable
	Value at	active markets	inputs	inputs
(in millions of dollars)	March 31, 2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$12.3	$12.3	—	—
Derivative liabilities	(3.0)	—	(3.0)	—

Valuation Techniques.  Our cash equivalents consist of investments with maturity dates of less than 90 days and are quoted from market rates and are classified within Level 1 of the valuation hierarchy. Our interest rate swap is measured at fair value using quoted market prices for the forward 3-month LIBOR curve and is classified within Level 2 of the valuation hierarchy.

For the three months ended March 31, 2008, the Company recorded a loss, net of tax, in accumulated other comprehensive income, of $1.0 million for the changes in the fair value of its interest rate swaps. The loss would continue if LIBOR rates remain below our current swap rate, and the loss would decrease as LIBOR rates rise, potentially leading to a gain if LIBOR rates rise above our current swap rate.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Concentration of Credit Risk and Significant Customers

The Company’s cash and cash equivalents, short-term investments, and derivative instruments are maintained in or with various creditworthy financial institutions. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk in this area.

Revenue percentages from all customers whose revenue exceeded 10% of the total company revenue were as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,
Customer	2005	2006	2007	2008
				(unaudited)

NGA	41.5%	52.1%	57.7%	75.7%

Percentages of accounts receivable (net of allowance for doubtful accounts) for all customers whose receivable exceeded 10% of the net accounts receivable as of:

	December 31,		March 31,
Customer	2006	2007	2008
			(unaudited)

NGA	34.2%	67.2%	68.6%
Telespazio S.p.A/Eurimage S.p.A	15.8%	3.0%	1.7%

New Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13,” (FSP 157-1) amending FASB Statement (SFAS) No. 157 “Fair Value Measurement” (SFAS 157) to exclude FASB Statement No. 13, “Accounting for Leases” (SFAS 13), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations” (SFAS 141) or SFAS No. 141R, “Business Combinations” (SFAS 141R) regardless of whether those assets and liabilities are related to leases. FSP 157-1 shall be effective upon the initial adoption of SFAS 157. On February 12, 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” FSP 157-2 which delayed the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We adopted this statements as of January 1, 2008. See the required disclosures under the heading Fair Values of Financial Instruments within footnote 3 of these statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, (SFAS 160). SFAS 160 establishes accounting and reporting standards for a parent company’s noncontrolling, or minority, interests in its subsidiaries. SFAS 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a noncontrolling interest as well as deconsolidation procedures. This Statement aligns the reporting of noncontrolling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FAS 115”, (SFAS 159). The new statement allows entities to choose, at

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for years beginning after November 15, 2007. We do not believe that the adoption of this statement will have an effect on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period, and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008 with early adoption prohibited. The adoption of this standard will impact any of our future acquisitions.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133” (SFAS 161), that expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We are currently evaluating the effects, if any, that SFAS 161 may have on the presentation and classification of these activities in our financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (EITF 07-1), which requires revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (EITF 99-19) and not account for such arrangements on the equity method of accounting. EITF 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF 07-1 may have on the presentation and classification of these activities in our financial statements and do not believe that it will affect our financial statement presentation.

In April 2008 the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets.” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for the Company as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We are currently evaluating the effects, if any, that FSP 142-3 may have on the presentation and classification upon effected assets in our financial statements.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 4:	Information on Industry Segments and Major Customers

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. Our imagery products and services are comprised of imagery that we process to varying levels of resolution according to the customer’s specifications. Customers acquire our imagery either by placing tasking orders for our satellites to collect data to their specification or purchasing images that are archived in our ImageLibrary.

We have organized our business around these two segments because we believe that customers in these two groups are identifiably similar in terms of their areas of focus, imaging needs and purchasing habits. We deliver our products and services using the distribution method that best suits our customers’ needs. There are no sales between the Company’s segments.

The primary fixed assets are the satellites and the ground based production and support facilities which are common to all business and geographic segments. There are no significant identifiable assets specifically dedicated to either segment.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

In the following tables of financial data, the prior periods have been conformed to the current year presentation. Only those costs directly associated with the two segments are shown in cost of revenue and selling, general and administrative expenses in those segments. All expenses which are common to both segments and/or represent corporate operating costs are included in the unallocated cost section. Substantially all the Company’s assets are located in North America.

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Defense and Intelligence
Revenue	$40.4	$70.6	$103.4	$20.2	$56.5
Cost of revenue, excluding depreciation and amortization	3.3	3.3	1.3	0.3	1.0
Selling, general and administrative	6.0	7.5	5.7	1.5	1.8

Segment results of operations	$31.1	$59.8	$96.4	$18.4	$53.7

Commercial
Revenue	$25.0	$36.2	$48.3	$10.4	$12.3
Cost of revenue, excluding depreciation and amortization	2.1	1.0	3.4	0.9	1.7
Selling, general and administrative	3.3	7.4	11.2	2.0	3.3

Segment results of operations	$19.6	$27.8	$33.7	$7.5	$7.3

Unallocated common costs
Cost of revenue, excluding depreciation and amortization	12.4	12.2	17.4	3.8	4.0
Selling, general and administrative	16.2	22.5	32.1	8.0	13.3
Depreciation and amortization	39.8	46.0	46.8	11.5	18.8
Loss on disposal of assets	1.2	0.1	—	—	—
Restructuring	0.7	—	—	—	—

Unallocated costs	$70.3	$80.8	$96.3	$23.3	$36.1

Income (loss) from operations	(19.6)	6.8	33.8	2.6	24.9
Loss on early extinguishment of debt	11.0	—	—	—	—
Interest income, net of interest expense	1.9	3.1	4.1	1.5	(1.4)

Net income (loss) before income taxes	$(28.7)	$9.9	$37.9	$4.1	$23.5

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Total U.S. and Canada and foreign sales for the years ended December 31, 2005, 2006, 2007 and the three months ended March 31, 2007 and 2008 were as follows:

				Three Months
	Year Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Revenue
U.S.	$40.4	$73.4	$114.3	$19.8	$57.8
Canada	1.5	2.6	1.4	0.3	0.4

Total U.S. and Canada	41.9	76.0	115.7	20.1	58.2

Italy	4.8	6.4	7.4	1.5	1.4
Other	18.7	24.4	28.6	9.0	9.2

Total Revenue	$65.4	$106.8	$151.7	$30.6	$68.8

NOTE 5:	Adoption of SAB 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on how companies should quantify financial statement misstatements. As is required under SAB 108 for an initial registration statement the Company has retroactively adopted the “dual approach” of quantifying errors to the financial statements, and as such all previous periods have been adjusted to reflect these corrections in the appropriate period. The “dual approach” of quantifying the effects of financial statement misstatements: is utilizing the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement — including the reversing effect of a prior year misstatements — but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement.

The Company recorded the effects of applying SAB 108 as an adjustment to the carrying value of assets and liabilities and an offsetting adjustment to the Company’s statements of operations in the respective year of the adjustment. The principal adjustments recorded by the Company upon the adoption of SAB 108 resulted because the Company had capitalized certain costs associated with the construction and development of the World View-1 satellite as construction in progress which should have been recorded as depreciation and selling, general and administrative costs in the consolidated statements of operations and the Company recorded revenue in certain periods which should have been deferred to periods subsequent to December 31, 2007.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 6:	Property and Equipment

Property and equipment consisted of the following as of:

	December 31		March 31
	2006	2007	2008
			(unaudited)

Construction in progress	$423.5	$182.9	$222.2
Computer equipment	76.9	83.8	84.8
Machinery and equipment	25.1	25.1	25.1
Furniture and equipment	11.7	12.0	12.0
WorldView-1 satellite	—	474.0	474.0
QuickBird satellite	174.4	174.4	174.4

Total property and equipment	$711.6	$952.2	$992.5
Accumulated depreciation and amortization	(173.7)	(218.5)	(236.7)

Property and equipment, net	$537.9	$733.7	$755.8

Construction in progress includes satellite construction, ground station construction, and certain internally-developed software costs and capitalized interest. Depreciation and amortization expense for property and equipment was $39.8 million, $46.0 million, $44.4 million, $11.1 million and $18.2 million for the years ended December 31, 2005, 2006, 2007, and the three months ended March 31, 2007 and 2008, respectively.

We extended the estimated useful life of our QuickBird satellite during the second quarter of 2007. This change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $2.8 million, an increase in net income of $1.7 million and did not have a significant impact on earnings per share at December 31, 2007.

We extended the estimated useful life of our QuickBird satellite again during the first quarter of 2008. For the three month period ended March 31, 2008, this change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $2.3 million, an increase in net income of $1.4 million and did not have a significant impact on earnings per share.

The capitalized costs of our satellites and related ground systems include internal and external direct labor costs, internally developed software, material and depreciation costs related to assets which support the construction and development. The cost of our satellites also includes capitalized interest incurred during the construction, development and initial in-orbit testing period. The portion of the launch insurance premium allocable to the period from launch through in-orbit calibration and commissioning has been capitalized as part of the cost of the satellites and is amortized over the useful life of the satellites.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 7:	Goodwill and Intangibles

Prior to 2007, the Company did not have intangible assets including Goodwill. Intangible assets resulting from the acquisition of GlobeXplorer consisted of the following:

	December 31, 2007			March 31, 2008
					(unaudited)
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Intangible assets:
Customer relationships	$4.3	$1.2	$3.1	$4.3	$1.5	$2.8
Core technology	3.1	0.7	2.4	3.1	0.9	2.2
Trademark/trade name	1.1	0.4	0.7	1.1	0.4	0.7
Non-compete agreement	0.5	0.1	0.4	0.5	0.2	0.3

Intangible assets	$9.0	$2.4	$6.6	$9.0	$3.0	$6.0

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using a declining balance method over their estimated life of five years. Goodwill is not being amortized for financial statement purposes, but is deductible for income tax purposes.

The aggregate amortization expense was $2.4 million, $0.4 million and $3.0 million for the year ended December 31, 2007 and the three months ended March 31, 2007 and 2008. These intangible assets will become fully amortized in 2011. The estimated aggregate amortization expense for the intangible assets is:

Estimated
Amortization
Expense

2008	$2.7
2009	2.2
2010	1.5
2011	0.2

A summary of the goodwill activity for the year ended December 31, 2007 and the three months ended March 31, 2008 is presented below:

Balance, January 1, 2007	$—
Acquisition of GlobeXplorer	8.7

Balance, December 31, 2007	$8.7

Balance, March 31, 2008	$8.7

NOTE 8:	Debt

We have outstanding a $230.0 million senior credit facility with a syndicate of financial institutions for whom an affiliate of Morgan Stanley & Co. Incorporated serves as administrative agent. The senior credit facility matures on October 18, 2011.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

The senior credit facility is guaranteed by our subsidiaries and secured by nearly all of our assets, including the QuickBird and WorldView-1 satellites in operation, and the WorldView-2 satellite, which is under construction. Assets collateralizing the senior credit facility had a net book value of $905.1 million and $937.0 million as of December 31, 2007 and March 31, 2008, respectively.

The senior credit facility initially consisted of two term loans, a $150.0 million term loan that was drawn on the April 18, 2005, and a $50.0 million term loan that was drawn on November 17, 2005. The senior credit facility was subsequently amended on June 23, 2006 to add an additional delayed-draw term loan of $30.0 million that was drawn on December 13, 2006.

At our election, interest under the senior credit facility is determined by reference to (i) 3-month London Interbank Offered Rate (LIBOR), plus an applicable margin of 5.5% per annum or (ii) the higher of the prime rate posted in the Wall Street Journal and the Federal Funds effective rate, plus an applicable margin of 4.5% per annum. Interest is payable quarterly based upon the amount of the outstanding loan principal balance. The interest rate on the term loans is currently 3-month LIBOR plus 5.50%. The interest rates per draw were:

	December 31,	December 31,	March 31,
	2006	2007	2008
			(unaudited)

Interest rate on $150.0 million draw	11.0%	10.7%	9.5%
Interest rate on $50.0 million draw	10.9	10.5	8.6
Interest rate on $30.0 million draw	10.9	10.6	8.4

The weighted average interest rate at December 31, 2007 and March 31, 2008 was 10.7% and 9.1%, respectively. Total accrued interest was $4.3 million, $4.1 million and $3.5 million at December 31, 2006, December 31, 2007, and March 31, 2008, respectively. Total interest incurred for the years ended December 31, 2005, 2006 and 2007 was $16.6 million, $22.6 million and $26.5 million, respectively, of which $16.6 million, $22.6 million and $25.8 million, respectively was capitalized in the construction costs of our satellites. Total interest incurred for the three months ended March 31, 2007 and March 31, 2008 was $6.5 million and $6.8 million, respectively, of which $6.5 million and $5.1 million, respectively, was capitalized in the construction costs of our satellites.

The senior credit facility contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, repurchase or redeem indebtedness, grant liens on our assets, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and restrict the ability of our subsidiaries to pay dividends or to make other payments to us.

The senior credit facility also contains financial covenants, including maintenance of total leverage, senior secured leverage, and fixed charge coverage ratios, limits on the amount of non-WorldView capital expenditures and limits on the WorldView-2 capital expenditures.

The senior credit facilities contain customary events of default. If an event of default exists under the senior credit facility, the lenders may accelerate the maturity of the obligations outstanding under the senior credit facility and exercise other rights and remedies. The events of default include, among other things, failure to make payments when due, defaults under other indebtedness, breach of covenants, breach of representations and warranties, voluntary or involuntary bankruptcy, judgments and attachments, a change of control, certain events related to ERISA, and impairment of security interests in collateral. In addition, the senior credit facility requires the prepayment of the loans there under upon the occurrence of certain events that are specifically related to our industry, including termination of our satellite purchase agreement, termination of our launch service agreement, and failure to commission our satellites.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

In April 2005, the Company entered into a series of interest rate swap agreements (the Swap) with an affiliate of Morgan Stanley & Co. Incorporated to mitigate exposure relating to variable cash flows associated with fluctuating interest rates on a portion of the senior credit facility principal. Under the Swap, the Company agreed to exchange, at specified intervals, fixed interest rate amounts specified in the agreements for variable interest amounts based on 3-month LIBOR calculated by reference to a notional amount of $100.0 million. As a result of the Swap, the Company has effectively converted $100.0 million of the senior credit facility from a variable rate obligation to a fixed rate obligation through April 2009.

On February 21, 2006, we terminated the Swap entered into in April 2005 with an affiliate of Morgan Stanley & Co. Incorporated. The termination resulted in a gain of $0.8 million which was recorded in accumulated other comprehensive income and is being amortized over the remaining original term of the swap. Simultaneous with the termination of the Swap, we entered into a new swap agreement (the Second Swap) of the same notional amount at a fixed interest rate of 5.0% from April 18, 2006 through April 18, 2009.

The Swap and Second Swap are designated and qualify as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, and have been accounted for as such. The Company’s Swap and Second Swap qualify as cash flow hedges for which no ineffectiveness has been assumed. At December 31, 2006, a current asset due from related party of $0.1 million is included in accounts receivable from related party, and with a gain of $1.1 million recorded in accumulated other comprehensive income in equity. At December 31, 2007 and March 31, 2008, a current liability related to the Second Swap in the amount of $1.4 million and $3.0 million, respectively, is included in accrued liabilities to related party; with a gain of $0.3 million and a loss of $1.2 million recorded in accumulated other comprehensive income in equity at December 31, 2007 and March 31, 2008, respectively. No material gain or loss was recognized in the Company’s Statement of Operations in the years ended December 31, 2006 and 2007 and in the three months ended March 31, 2007 and 2008, as the related interest expense incurred is mainly capitalized as part of the construction of our satellites.

NOTE 9:	Mandatorily Redeemable Preferred Stock

The Company’s Series C mandatorily redeemable preferred stock (Series C Preferred) was originally convertible into shares of the Company’s common stock at various dates until June 15, 2003. In June 2003, stockholders extended the date through which stockholders had the right to convert from June 15, 2003 until July 31, 2003. Also, in June 2003, holders of approximately 7.6 million shares of the Company’s Series C Preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 7.7 million shares of common stock. In July 2003, substantially all of the stockholders of the Company’s remaining preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 102.2 million shares of common stock. In July 2003, a 10,000-to-1 reverse split of the Series C Preferred stock was approved and completed. Currently, there are no authorized shares of Series A or Series B preferred stock. There are 50 million shares of Series C preferred stock authorized and 24 million shares of convertible preferred stock that is undesignated as to series. The rights, preferences and privileges of the Series C Preferred are as follows:

Rank.  The Series C preferred is senior to the common stock, with respect to dividends, liquidation preference, and redemption.

Dividends.  The holders of Series C preferred are entitled to cumulative dividends that accrue at an annual rate of 8.5% of the liquidation preference and will be payable, when, as, and if declared by the Company’s board of directors, in cash only. If any dividend is not paid in full in cash on a quarterly payment date, the liquidation preference of the Series C preferred will be increased by an amount equal to the product of (a) the amount per share not paid divided by the total amount payable per share and (b) one quarter of the dividend rate multiplied by the effective liquidation preference. We are prohibited from paying dividends on any shares of stock having rights junior to the Series C preferred until all accumulated dividends have been paid on the Series C preferred.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Liquidation Preference.  Upon liquidation, dissolution, or winding up, the holders of the Series C Preferred will be entitled to receive out of the assets available for distribution, an amount equal to $35,000 per share, plus all accrued and unpaid dividends, subject to adjustment.

Conversion.  Series C preferred stock outstanding is not convertible.

Antidilution.  The conversion price of the Series C preferred is subject to adjustment under certain circumstances.

Redemption.  We are required to redeem all of the Series C preferred outstanding on March 31, 2009, at a redemption price equal to 100% of the effective liquidation preference, plus accrued and unpaid dividends to the date of redemption, subject to the legal availability of funds.

Board Representation.  The holders of the Series C preferred were formerly entitled to designate three members of the Company’s board of directors. However, the holders of the Series C preferred are not currently entitled to such designation.

Tag-along Rights.  If one stockholder or a group of stockholders proposes to sell any shares of capital stock in one transaction such that, following such sale, shares of capital stock representing more than 35% of the then outstanding shares (on a fully-diluted basis) will have been sold to one holder or a group of related holders, then each holder of Series C preferred shall have the right to receive notice of such a transaction and shall also have the right to participate in the transaction and sell a proportionate number of such holders’ Series C preferred in such transaction.

NOTE 10:	Stockholders’ Equity and Comprehensive Income

All of the Company’s outstanding equity is common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record at all meetings of the stockholders. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that are applicable to outstanding shares of Series C preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available to be paid.

In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of the outstanding Series C preferred Stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

The Company raised $100.0 million by selling 22,222,222 shares of common stock to several stockholders on December 20, 2006. Issuance costs of $2.3 million were incurred in the transaction, including a $2.0 million placement fee to a related party. All issuance costs were capitalized in additional paid in capital.

Treasury Stock

In 2006, the Company repurchased 101,855 shares of outstanding common stock from two stockholders using the cost method.

Comprehensive Income

The Company’s comprehensive income (loss) consists of net income (loss) and the effect of financial derivatives, net of income taxes. Comprehensive income for the years ended December 31, 2005, 2006 and 2007 is

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

reflected on the statement of changes in shareholders’ equity and other comprehensive income. Comprehensive income for the interim periods is as follows:

	Three Month
	Periods Ended
	March 31,
	(unaudited)
	2007	2008
Net income	$4.0	$14.1
Effect of financial derivatives, net of income taxes	(0.2)	(1.5)

Total comprehensive income	$3.8	$12.6

NOTE 11:	Stock Options

The Company has a 1995 Stock Option/Stock Issuance Plan (the 95 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock have been granted to employees, officers, directors, and consultants. Under the 95 Plan, incentive stock options were granted with exercise prices not less than the fair value of the stock on the various dates of grant, as determined by the Company’s Board of Directors. Options granted pursuant to the 95 Plan are subject to certain terms and conditions as contained in the 95 Plan itself, have a ten-year term, generally vest ratably over a four-year period, and are immediately exercisable. Upon termination of services to the Company by optionees, any acquired but unvested shares are subject to repurchase by the Company at the original exercise price. During 1999, the board of directors amended the 95 Plan, eliminating future grants. As a result of a recapitalization agreement adopted in 1999, the stock from any exercised options under the 95 Plan automatically converted to the new Series C Preferred at the rates established in said recapitalization agreement.

On February 15, 2000, the Board of Directors approved the 1999 Equity Incentive Plan (the 99 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock may be granted to employees, officers, directors, and consultants. Options granted pursuant to the 99 Plan are subject to certain terms and conditions as contained in the 99 Plan itself, have a ten-year term, generally vest ratably over a four-year period. During 2005 and 2006, we recorded $0.7 million and $0.5 million of expense respectively, related to the amortization of compensation for prior year options granted with intrinsic value. The Company amended this plan in 2008 to extend the exercise period of terminated employees from thirty days to three months. As of December 31, 2007 and March 31, 2008, there were 437,153 and 461,962, respectively, options available to be issued under the 1999 Plan. The Company does not intend to grant those options.

On February 15, 2007, the board of directors approved the 2007 Employee Stock Option Plan (the 07 Plan), pursuant to which the following awards may be granted to employees, officers, directors, and consultants: qualified and nonqualified stock options to purchase shares of the Company’s common stock, Stock Appreciation Rights and shares of the stock itself. Options granted pursuant to the 07 Plan are subject to certain terms and conditions as contained in the 07 Plan itself, have a ten-year term and generally vest over a four-year period. The Company amended this plan in 2008 to extend the exercise period of terminated employees from thirty days to three months. The number of shares available for grant at December 31, 2007 and March 31, 2008 was 21,185,982 and 18,051,978, respectively.

Each quarter and any time a major event (such as the launch and certification of our WorldView — 1 satellite) occurs, we perform a valuation of our common stock to be used in granting stock options.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

A summary of stock option activity for the year ended December 31, 2007 is presented below:

	Number of	Weighted-
	Common	Average
	Stock	Exercise
	Options	Price

Outstanding — January 1, 2007	7,527,976	$2.07
Granted	4,113,054	4.50
Exercised	(469,274)	1.46
Forfeited/Expired	(897,488)	2.91

Outstanding — December 31, 2007	10,274,268	3.00

Exercisable — December 31, 2007	6,156,511	2.28

A summary of stock option activity for the three months ended March 31, 2008 is presented below:

	Outstanding Options
		Weighted-
	Number of	Average
	Common	Exercise
	Shares	Price

Outstanding — December 31, 2007	10,274,268	$3.00
Granted	3,420,639	5.48
Vested	—	—
Exercised	(415,514)	2.04
Forfeited/Expired	(404,710)	4.19

Outstanding — March 31, 2008	12,874,683	$3.65

Exercisable — March 31, 2008	6,644,343	$2.64

Weighted-average grant-date fair values for option awards granted subsequent to the adoption of FAS 123R was $1.13, $1.57, and $1.84 for the years ended December 31, 2006 and 2007 and the three months ended March 31, 2008, respectively. The total fair value of options vested for the years ended December 31, 2006 and 2007 and the three months ended March 31, 2008 was $0.4 million, $2.3 million and $1.8 million, respectively.

Under APB 25, the Company recognized $0.3 million in compensation expense during the year ended December 31, 2005, none of which was capitalized. Under FAS 123R, the stock-based compensation during the years ended December 31, 2006 and 2007 was $2.7 million and $2.8 million, respectively, of which $0.5 and $0.2 million was capitalized to assets under construction. In addition, the stock-based compensation during the three month periods ended March 31, 2007 and 2008 was $0.8 and $1.1 million, respectively, of which $0.2 million and $0 was capitalized in assets under construction.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model beginning January 1, 2006, with the following assumptions:

	2006	2007	2008

Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	45.0%	37.0% - 40.6%	37.0%
Risk-free interest rate	4.3% - 4.9%	3.3% - 4.9%	2.0% - 2.5%
Expected life of options (years)	4.0	4.0	4.0
Forfeiture rate	3.0%	3.0%	3.0%

Expected volatility is based on a variety of comparable companies within our industry, looking back four years (if available). The expected life and forfeiture rate are based on the Company’s historical experience. The risk-free rate is based on the average yield of a three and five-year Treasury note.

The total pre-tax intrinsic value or the difference between the exercise price and the market price on the date of exercise, of stock options exercised during the year ended December 31, 2006 and 2007 and the three months ended March 31, 2008 was $0.3 million, $1.6 million and $1.4 million, respectively. The following table summarizes additional information regarding options outstanding as of December 31, 2007:

Stock Options Outstanding
		Weighted-	Weighted-
		Average	Average	Aggregate
Range of	Number of	Remaining	Exercise	Intrinsic
Exercise	Options	Contractual Life	Price per	Value
Prices	Outstanding	(In Years)	Share	(in millions)

$0.25 - 0.99	1,126,132	3.28	$0.25	$5.9
1.00 - 1.99	196,612	6.02	1.01	0.9
2.00 - 2.99	4,508,749	7.44	2.31	14.3
3.00 - 3.99	111,597	0.51	3.81	0.2
>=4.00	4,331,178	9.48	4.50	4.2

	10,274,268	7.74	3.00	$25.5

The following table summarizes additional information regarding options exercisable as of December 31, 2007:

Stock Options Exercisable
		Weighted-
		Average	Weighted-	Aggregate
Range of	Number of	Remaining	Average	Intrinsic
Exercise	Options	Contractual Life	Exercise Price	Value
Prices	Outstanding	(In Years)	per Share	(in millions)

$0.25 - 0.99	1,126,132	3.28	$0.25	$5.9
1.00 - 1.99	193,707	6.02	1.01	0.9
2.00 - 2.99	3,643,114	7.27	2.27	11.7
3.00 - 3.99	111,597	0.51	3.81	0.2
>=4.00	1,081,961	9.46	4.50	1.1

	6,156,511	6.77	2.28	$19.8

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes additional information regarding options outstanding as of March 31, 2008:

Stock Options Outstanding
		Weighted-
		Average	Weighted-	Aggregate
	Number of	Remaining	Average	Intrinsic
Exercise	Options	Contractual Life	Exercise Price	Value
Price	Outstanding	(In Years)	per Share	(in millions)

$0.25 - 0.99	1,113,432	3.03	$0.25	$5.8
1.00 - 1.99	196,612	5.77	1.01	0.9
2.00 - 2.99	4,094,026	7.28	2.34	12.8
3.00 - 3.99	14,820	0.48	3.81	—
4.00 - 4.99	4,045,532	9.23	4.50	4.0
5.48	3,410,261	9.87	5.48	—

	12,874,683	8.18	$3.65	$23.5

The following table summarizes additional information regarding options exercisable as of March 31, 2008:

Stock Options Exercisable
		Weighted-
		Average	Weighted-	Aggregate
	Number of	Remaining	Average	Intrinsic
Exercise	Options	Contractual Life	Exercise Price	Value
Price	Outstanding	(In Years)	per Share	(in millions)

$0.25 - 0.99	1,113,432	3.03	$0.25	$5.8
1.00 - 1.99	196,612	5.77	1.01	0.9
2.00 - 2.99	3,426,526	5.99	2.31	10.8
3.00 - 3.99	14,820	0.48	3.81	—
4.00 - 4.99	1,280,953	9.22	4.50	1.3
5.48	612,000	9.92	5.48	—

	6,644,343	7.06	$2.64	$18.8

Upon exercise shares are issued from the authorized but unissued shares designated for issuance pursuant to the stock option plans.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value for outstanding stock options with an exercise price less than the Company’s calculated common stock price as of December 31, 2007 and March 31, 2008, that option holders would have been realized had they exercised their options as of that date.

As of December 31, 2007 and March 31, 2008, there was a total of $5.5 million and $8.7 million, respectively, of unrecognized expense remaining to be recognized over a weighted average period of 2.8 and 3.1 years, respectively. Cash received from the exercise of stock options was approximately $0.1 million, $0.1 million, $0.7 million and $0.9 million during the years ended December 31, 2005, 2006 and 2007 and three month period ended March 31, 2008, respectively.

We account for compensation expense related to stock options granted as performance based awards under the graded vesting method prescribed by FAS 123R. As a result of the application of the graded vesting method we accelerate the expense recognized pursuant to FASB 123R such that the majority of the expense is recognized in the

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

first year of vesting with a diminishing expense over the remainder of the vesting period of the grant. Stock compensation expense for option awards that are not performance-based is recognized ratably over the vesting period.

The following is a summary of all options granted by grant date since January 1, 2007:

				Weighted-
	Number of	Weighted-	Weighted-	Average
	Options	Average	Average	Intrinsic
	Granted	Exercise	Fair Value	Value per
Grant Date	(000s)	Price	per Share	Share

June 14, 2007	4,308	$4.50	$1.76	$—
September 12, 2007	332	4.50	1.57	—
January 31, 2008	2,245	5.48	1.84	—
March 7, 2008	1,116	5.48	1.83	—
March 19, 2008	60	5.48	1.80	—
April 17, 2008	163	5.48	1.79	—

NOTE 12:	Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method.

The following table sets forth the number of weighted average shares used to compute basic and diluted EPS:

(In millions, except per share data)

				For the Three Months
	Years Ended December 31,			Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)

Basic earnings (loss) per share:
Net income (loss)	$(28.7)	$9.2	$95.8	$4.0	$14.1

Basic weighted average number of common shares outstanding	191.2	192.2	216.3	216.2	217.1

Diluted weighted average number of common shares outstanding	191.2	192.2	216.3	216.2	217.1
Assuming exercise of stock options	—	2.0	3.6	3.8	3.7

Diluted weighted average number of common shares outstanding, as adjusted	191.2	194.2	219.9	220.0	220.8

Earnings per share:
Basic	$(0.15)	$0.05	$0.44	$0.02	$0.06

Diluted	$(0.15)	$0.05	$0.44	$0.02	$0.06

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

The number of options that were excluded from the earnings per share, calculated as their effects were antidilutive, were 5,848,587, 1,880,912, 4,331,178, zero and 5,846,551 for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008, respectively.

NOTE 13:	Income Taxes

The provisions for income taxes reflected in the statements of operations for the years ended December 31, consisted of (in millions):

	2005	2006	2007

Current:
Federal	$0.0	$0.7	$0.7
State	0.0	0.0	0.0

Total current	0.0	0.7	0.7

Deferred:
Federal	0.0	0.0	(55.3)
State	0.0	0.0	(3.3)

Total deferred	0.0	0.0	(58.6)

Income tax expense (benefit)	$0.0	$0.7	$(57.9)

Because the Company had a full valuation allowance against its deferred tax assets due to uncertainty surrounding the realization of the benefit of such assets, there was no deferred tax provision in 2005 or 2006. In 2007, based on the level of historical taxable income and projections for future taxable income over the periods that the Company’s deferred tax assets are deductible, the Company determined that it was more likely than not that its deferred tax assets would be utilized prior to expirations and therefore released $59.1 million of valuation allowance. Of that amount, $0.5 million was attributable to recording the tax effect on the loss on financial derivative recorded in the Consolidated Statements of Stockholders’ Equity and Statements of Comprehensive Income for the year. The balance of the reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits to operations of $57.9 million in 2007. As of December 31, 2007, the Company had no valuation allowance against its deferred tax assets.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company’s deferred tax assets and liabilities consisted of the following as of December 31, (in millions):

	2006	2007

Deferred tax assets:
Current
Vacation accrual	$0.7	$0.4
Net operating loss carryforwards	13.7	16.6

Total current deferred tax asset	14.4	17.0

Long-term deferred tax assets (liabilities), net
Net operating loss carryforwards	51.7	36.3
Research tax credits	13.5	9.0
Deferred revenue	3.6	106.0
Accumulated other comprehensive income	—	0.5
Other assets	1.3	3.4
Fixed assets	(7.0)	(112.7)
Other liabilities	—	(0.4)

Total long-term deferred tax asset, net	63.1	42.1

Total deferred tax assets	77.5	59.1
Valuation allowance	(77.5)	—

Net deferred tax assets	$(0.0)	$59.1

At December 31, 2007, the Company had net operating loss (NOL) carryforwards for federal and state income tax purposes of approximately $140.6 million and $104.0 million, respectively. In addition, the Company has research tax credits of approximately $13.5 million. If unused, the carryforwards and credits will begin to expire during the years 2010 to 2025. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards, which can be utilized if certain changes in the Company’s ownership occur. The Company believes that such changes have occurred and could occur in the future to further limit the utilization of the carryforwards.

The expense or benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% to income or loss before income taxes as follows:

	2005	2006	2007

Federal income tax expense (benefit)	$(9.7)	$3.5	$13.3
Permanent differences	(0.9)	0.9	0.4
Research and development credits	(6.5)	—	—
State income tax expense (benefit), net of federal impact	(1.5)	0.2	1.4
Change in valuation allowance	18.6	(3.9)	(73.0)

	$—	$0.7	$(57.9)

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 on January 1, 2007 resulted in a reduction in Research Tax Credits and a corresponding valuation allowance of $4.5 million.

During 2006, the Company wrote off $27.9 million of net federal operating loss carryforwards due to restrictions as to our ability to utilize these NOLs under Section 382 of the Internal Revenue Code. In addition, we wrote off $1.9 million of Research Tax Credits due to restriction under Section 383 of the Internal Revenue Code.

The Company was subject to the alternative minimum tax (AMT) which is based on current year AMT income (AMTI) less NOL carryforwards which cannot exceed 90% of AMTI. The net result is subject to the 20% AMT rate. The Company was not required to pay current federal AMT in fiscal year 2005, due to its in a net tax loss position. The Company incurred current federal AMT of $0.7 million and $0.7 million for the fiscal years ended December 31, 2006 and 2007, respectively.

NOTE 14:	Benefit Plan

In October 1995, we adopted a 401(k) Savings and Retirement Plan (the 401(k) Plan), a tax-qualified plan covering substantially all of the Company’s employees. Employees may elect to contribute, subject to certain limitations, up to 60% of their annual compensation to the 401(k) plan. The 401(k) Plan provides that we may contribute matching or additional contributions to the 401(k) Plan at the discretion of the Company’s Board of Directors. We recorded approximately $0.8 million, $1.0 million and $0.4 million of matching contribution expense for the years December 31, 2006, 2007, and the three months ended March 31, 2008, respectively.

NOTE 15:	Related Party Transactions

Ball Corporation

In March 1996, we entered into an engineering services contract with Ball Aerospace & Technologies Corp. (Ball Aerospace), an affiliate of Ball Technologies Holding Corp. (Ball Technologies), a stockholder of the Company. This agreement provides a framework for DigitalGlobe to engage Ball Aerospace for discrete engineering services by establishing a set of mutually agreeable legal terms and conditions. This agreement currently remains in effect. Ball Aerospace and Ball Technologies are both subsidiaries of Ball Corporation.

In June 2003, we entered into a teaming agreement with Ball Aerospace for the pursuit of the NextView Program. Under the terms of this agreement, Ball Aerospace supported the NextView Program with a proposal for the space segment portion.

In August 2003, we entered into a contract with Ball Aerospace for the provision of items identified as schedule critical for the WorldView-1 program in conjunction with the NextView Agreement and associated engineering services.

In October 2003, we entered into a letter contract with Ball Aerospace for the development and provision of the WorldView-1 satellite and associated efforts in conjunction with the NextView Agreement. The letter contract was superseded by a final contract executed in April 2004.

On October 2, 2006, we executed two contracts with Ball Aerospace for the development and provision of the WorldView-1 satellite and the integration of its sensor and telescope. The second contract with Ball Aerospace was for the development and provision of the WorldView-2 satellite bus and the integration of the satellite bus to the WorldView-2 sensor and telescope.

Under the various contracts with Ball Aerospace discussed above, we incurred expenses of $40.7 million, $15.1 million, $128.1 million, $48.7 million and $16.0 million for the years ended December 31, 2005, 2006, 2007 and the three months ended March 31, 2007 and 2008, respectively, which were capitalized as part of the costs of building our WorldView-1 and 2 satellites. Amounts owed to Ball Aerospace in accounts payable to related party totaled $1.5 million, $4.5 million and $2.0 million at December 31, 2006, December 31, 2007, and March 31, 2008,

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

respectively. Amounts owed to Ball Aerospace in accrued liabilities to related party totaled $4.4 million and $0.1 million at December 31, 2007 and March 31, 2008, respectively. There were no accrued liabilities from related parties at December 31, 2006 for Ball Aerospace.

At December 31, 2007 and March 31, 2008, Ball Corporation and its affiliates held 13,955,449 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s board of directors. During 2007, Ball Corporation had a designated representative serving on the Board. This representative resigned from the Board in December 2007.

Hitachi, Ltd./Hitachi Software Engineering Co., Ltd.

Hitachi, Ltd. (Hitachi), a stockholder of the Company, currently is a master international distributor of the Company’s products and was the exclusive distributor in most of Asia. Its rights and obligations have been assigned to Hitachi Software Engineering Co., Ltd. (Hitachi Software), an affiliate of Hitachi. Its exclusivity in most of Asia was amended in January 2004 to allow DigitalGlobe access to markets outside of Japan.

On January 28, 2005, we entered into a data distribution agreement with Hitachi Software which appoints Hitachi as a reseller of our products and services and authorized Hitachi to sell access time to our WorldView-2 satellite. Under the data distribution agreement we received a payment of $10.0 million in 2005. We entered into a direct access facility purchase agreement with Hitachi Software on March 23, 2007. Under this agreement, we will construct and sell to Hitachi Software a direct access facility, which will allow a customer of Hitachi Software to directly access and task our WorldView-2 satellite. Under our direct access facility purchase agreement we received $8.2 million of payments during 2007 and $0.7 million during the first three months in 2008. As of December 31, 2007, and March 31, 2008, the $18.2 million and $18.9 million, respectively, received from Hitachi Software related to the data distribution agreement and the direct access facility purchase agreement is included in deferred revenue from related party. Engineering work associated with the agreement has been subcontracted to MacDonald Dettwiler and Associates Ltd. (MDA), also a stockholder of the Company.

Hitachi earned sales commissions on direct sales by the Company to customers in its region of $1.4 million, $1.6 million and $1.2 million for the years ended December 31, 2005, 2006 and 2007, respectively and $0.4 million and $0.4 million for the three months ended March 31, 2007 and 2008, respectively. Amounts owed to Hitachi in accrued liabilities to related party totaled $0.4 million, $0.1 million and $0.2 million at December 31, 2006, December 31, 2007 and March 31, 2008, respectively. These amounts are accounted for as a reduction of revenue in the consolidated statements of operations.

Hitachi Software purchased approximately $4.3 million, $3.7 million and $5.2 million of the Company’s products in the years ended December 31, 2005, 2006 and 2007, respectively and $2.3 million and $1.8 million for the three month periods ended March 31, 2007 and March 31, 2008, respectively. Hitachi had a prepaid balance recorded in deferred revenue from related party totaling $0.3 million at December 31, 2006, and had a balance in accounts receivable from related party of $2.7 million and $2.2 million at December 31, 2007 and March 31, 2008, respectively.

At December 31, 2007 and March 31, 2008, Hitachi and its affiliates held 16,545,727 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s Board of Directors and, as of December 31, 2007, they had a designated representative serving on the Board. This representative resigned from the board in January 2008.

ITT Industries, Inc./Eastman Kodak

We entered into agreements with ITT Industries, Inc. (ITT Industries), a stockholder of the Company, for system engineering and development for certain goods and services.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

In February 2004, we entered into a contract with Eastman Kodak Company (Kodak) for the development and provision of various imaging components of the WorldView-1 and 2 satellites and associated efforts in conjunction with the NextView Agreement. On August 13, 2004, Kodak sold its Remote Sensing Systems operation, which includes the operations relating to the contract described, to ITT Industries.

Under the various contracts with ITT Industries, including the Kodak agreement, we incurred expenditures of $33.5 million, $14.1 million and $13.5 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $1.4 million and $10.2 million for the three month periods ended March 31, 2007 and March 31, 2008, respectively, which were capitalized as part of the costs of building our satellites. Amounts owed to ITT Industries in accounts payable to related party totaled $1.0 million, $3.7 million, and $0.3 million at December 31, 2006, December 31, 2007, and March 31, 2008, respectively. Amounts owed to ITT Industries in accrued liabilities to related party totaled $3.8 million at December 31, 2007. There were no amounts in accrued liabilities to related parties at December 31, 2006, and March 31, 2008 related to ITT Industries.

At December 31, 2007 and March 31, 2008, ITT held 3,851,040 shares of the Company’s common stock.

MacDonald Dettwiler and Associates

Since September 1996, we have had a series of agreements with MDA, a stockholder of the Company, for purchase of various goods, software licenses and engineering and related services.

Under various agreements we have incurred expenditures of $1.6 million, $0.6 million and $4.8 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $0.3 million and $2.4 million for the three month periods ended March 31, 2007 and 2008, respectively. Total costs incurred with MDA related to the construction of the direct access facility for Hitachi of $5.0 million and $5.1 million was recorded as long term deferred contract costs to related parties at December 31, 2007 and March 31, 2008, respectively. Remaining expenditures have been capitalized in the cost of the satellites. Amounts owed to MDA in accrued liabilities to related party totaled $0.1 million, $2.1 million, and $0.1 million at December 31, 2006, December 31, 2007, and March 31, 2008, respectively.

At December 31, 2007 and March 31, 2008, MDA and its affiliates held 138,336 shares of the Company’s common stock.

Morgan Stanley

An affiliate of Morgan Stanley & Co. Incorporated, a stockholder of the Company, has acted as our financial advisor. In 2005, an affiliate of Morgan Stanley & Co. Incorporated served as the Agent for the senior credit facility and received a $5.0 million fee paid by the Company. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior credit facility.

An affiliate of Morgan Stanley & Co. Incorporated acted as Placement Agent for the Company’s sale of $100.0 million of common stock on December 20, 2006. Additionally, an affiliate of Morgan Stanley & Co. Incorporated purchased 1.4 million shares of common stock in the transaction. An affiliate of Morgan Stanley & Co. Incorporated earned a fee of $2.0 million for serving as Placement Agent in the transaction. The placement fee was recorded in other accrued liabilities to related party at December 31, 2006. No amount of the placement fees were owed to an affiliate of Morgan Stanley & Co. Incorporated in accounts payable and/or accrued liabilities to related party at December 31, 2007 and March 31, 2008.

The accrued interest on the Second Swap transaction owed to (by) the Company to (from) an affiliate of Morgan Stanley & Co. Incorporated was $0.1 million, $0.1 million and $(0.2) million at December 31, 2006, December 31, 2007 and March 31, 2008. The fair value of the Second Swap transaction at December 31, 2006, December 31, 2007 and March 31, 2008 was $0.1 million, $(1.4) million and $(3.0) million, respectively.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2007 and March 31, 2008, Morgan Stanley and its affiliates held 82,895,120 shares of the Company’s common stock. Morgan Stanley & Co. Incorporated currently has two representatives serving on the Company’s board of directors.

In February 2008, we issued Senior Subordinated Unsecured Notes in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and Post Advisory Group, LLC and their related funds and affiliates. In addition, an affiliate of Morgan Stanley & Co. Incorporated earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

Telespazio S.p.A./Eurimage S.p.A.

Telespazio S.p.A. (Telespazio), a stockholder of the Company, manages commercial product distribution and support of our products and services in Europe. Telespazio earned sales commissions on direct sales by the Company to customers in its region of $0.5 million, $0.6 million and $0.5 million for the years ended December 31, 2005, 2006 and 2007, respectively and $0.2 million and $0.1 million for the three month periods ended March 31, 2007 and 2008, respectively. Amounts owed to Telespazio in accounts received from related party totaled $1.1 million, $0.2 million, and $0.1 million at December 31, 2006, December 31, 2007 and March 31, 2008, respectively.

Telespazio and its reseller and subsidiary, Eurimage S.p.A. (Eurimage), purchased approximately $5.4 million, $7.0 million and $6.9 million of the Company’s products in the years ended December 31, 2005, 2006 and 2007, respectively and $1.6 million and $1.4 million for the three months ended March 31, 2007 and 2008, respectively. Amounts owed to us by Telespazio/Eurimage in accounts receivable from related party totaled $1.8 million, $1.4 million, and $0.8 million at December 31, 2006, December 31, 2007, and March 31, 2008, respectively.

At December 31, 2007 and March 31, 2008, Telespazio and its affiliates held 3,973,202 shares of the Company’s common stock.

Patriarch Funds (Patriarch)

In September 2004, we entered into a credit agreement in which we borrowed $80.0 million from Patriarch. As a result of the transaction Patriarch held 1,951,365 shares of the Company’s common stock at December 31, 2007 and March 31, 2008. On April 18, 2005, we retired the Patriarch Loan.

Post Advisory Group, LLC

In February 2008, we issued Senior Subordinated Unsecured Notes in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and Post Advisory Group, LLC and their related funds and affiliates. In addition, Post Advisory Group, LLC and their related funds and affiliates, earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

At December 31, 2007 and March 31, 2008, Post Advisory Group, LLC and their related funds and affiliates held 32,360,060 shares of the Company’s common stock.

NOTE 16:	Material Relationship

National Geospatial-Intelligence Agency (NGA)

The ClearView Agreement, executed in 2002, with NGA originally provided for minimum annual purchase commitments over four years. There is currently no minimum purchase commitment for year five of the agreement. In January 2007, the ClearView Agreement was merged into the NextView Agreement.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Under the NextView Agreement, we initiated the development of the WorldView system in August 2003 and on November 16, 2007 the WorldView-1 Satellite reached its full operational capability. The NextView agreement provided for the advance payment of $266.0 million prior to the FOC of WorldView-1. These advance payments are accounted for as deferred revenue when funds are received. In November 2007, when the WorldView-1 satellite became certified as operational, the advance payments started to be ratably recognized as revenue over the estimated remaining life of the NGA customer relationship, currently assessed to correspond with the life of the WorldView-1 satellite, or 10.5 years.

The NextView agreement originally provided for minimum data purchase commitments from the WorldView-1 satellite. In January 2008, we amended the NextView agreement to modify the purchase arrangement with NGA from area-based ordering to a Service Level Agreement (SLA). See additional discussion in Note 21, Subsequent Events.

NOTE 17:	Commitments

The Company is obligated under certain non-cancelable operating leases for office space and equipment. We currently lease approximately 168,766 square feet of office and operations space in Longmont, Colorado. This space includes our principal executive offices. The rent varies in amounts per year through its expiration date in August 2015. Lease expense for the Longmont location has been recorded straight line over the term of the lease. The Company received approximately $7.7 million of certain rent incentives that we have deferred and are amortizing over the life of the lease. We have $6.7 million, $5.2 million and $4.9 million of net leasehold improvements at December 31, 2006, December 31, 2007 and March 31, 2008, respectively that we are amortizing ratably over the life of the leasehold improvements.

Future minimum lease payments under all non-cancelable operating leases (net of aggregate future minimum non-cancellable sublease rentals) as of December 31, 2007 are summarized below:

	Operating	Other
	Leases	Commitments

2008	$2.4	$114.6
2009	1.9	35.9
2010	1.7	2.0
2011	1.8	2.6
2012 and thereafter	6.9	7.8

	$14.7	$162.9

Sublease rentals	(1.4)

	$13.3

In addition to operating lease commitments, other contractual commitments related to the manufacture and delivery of key components for the Company’s WorldView-2 satellite are included in the table above.

Rent expense net of sublease income approximated $1.4 million, $1.8 million and $2.6 million for the years ended December 31, 2005, 2006 and 2007, respectively.

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

In addition, the majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates losses from such indemnification under SFAS No. 5, “Accounting for Contingencies”, as interpreted by FASB Interpretation No. 45. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such indemnification and guarantees in the Company’s financial statements

In conjunction with the retirement of a former employee, the Company entered into an arrangement to repurchase up to 200,000 shares of common stock for a total purchase price of up to $650,000 conditional upon certain events. As of December 31, 2007, the Company has repurchased 100,000 shares for $250,000 under this arrangement and is no longer required to repurchase any additional shares.

NOTE 18:	Acquisition

In January 2007, the Company acquired GlobeXplorer for a total purchase price of $21.3 million, consisting of $9.4 million in cash consideration, net of cash acquired of $1.4 million, approximately $0.6 million in acquisition costs and 2.5 million shares of the Company’s common stock, valued in the aggregate at $11.3 million based on the December 2006 sale of common stock. GlobeXplorer is a producer, integrator and provider of geographic data and earth imagery.

In valuing GlobeXplorer for the acquisition, the Company utilized recognized valuation methodologies. We obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization (EBITDA). After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

GlobeXplorer’s accounts and results of operations have been included in the consolidated financial statements of the Company since the acquisition date. The purchase price allocation resulted in $9.0 million of identifiable intangible assets, consisting primarily of trademarks, core technology and customer relationships, and $8.7 million of goodwill, after adjusting the additional acquired net assets to fair value. The $21.3 million purchase price was allocated as follows:

Working capital (net of cash)	$2.0
Aerial image library	3.2
Fixed assets	0.6
Deferred revenue	(2.2)
Intangible assets	9.0
Goodwill	8.7

Total allocation of purchase price	$21.3

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

Intangible assets resulting from the acquisition of GlobeXplorer during 2007 consist of the following:

Intangible assets:
Customer relationships	$4.3
Core technology	3.1
Trademark/trade name	1.1
Non-compete agreement	0.5

Intangible assets	$9.0

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using the declining balance method over a five year period. Goodwill represents the excess of the purchase price over the value of identifiable net assets and derives primarily from synergies in the operations of the combined business as well as allowing the Company to enter the web-based imagery distribution business sooner than would otherwise have been possible.

The proforma impact of assuming that the acquisition was effective January 1, 2006 was not material to the Company’s 2006 results of operations.

NOTE 19:	Restructuring

In order to better align the Company’s strategic and financial objectives with the realities of the marketplace, the Company restructured its operations in the fourth quarter of 2005. The restructuring included a reorganization to focus the Company’s sales and marketing efforts more directly with our Defense and Intelligence and Commercial customers, as well as a streamlining of our internally focused operations and development activities. As a result of these actions, we incurred a restructuring charge of $0.7 million in the fourth quarter of 2005. These charges are related to employee severance and resulted in a cash outflow of approximately $0.2 million in the fourth quarter of 2005. In addition, as a result of the realignment of operations, certain costs included in cost of sales in 2005 were eliminated. Concurrently new sales support positions were created and included in selling, general and administrative in the consolidated statements of operations. All activities associated with the 2005 restructuring were completed in 2006.

NOTE 20:	Quarterly Results from Operations (unaudited)

	2007
	For the Quarters Ended
	March 31	June 30	September 30	December 31(1)

Revenue	$30.6	$30.9	$39.4	$50.8

Net income before income taxes	4.1	5.6	13.5	14.7
Income tax benefit (expense)	(0.1)	—	(0.1)	58.1

Net income	$4.0	$5.6	$13.4	$72.8

Earnings per share — basic	$0.02	$0.03	$0.06	$0.34

Earnings per share — fully diluted	$0.02	$0.03	$0.06	$0.33

Common shares outstanding	216,166,322	216,252,000	216,432,581	216,529,009

Fully diluted shares outstanding	219,996,457	219,928,564	219,941,844	220,264,140

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

	2006
	For the Quarters Ended
	March 31	June 30	September 30	December 31

Revenue	$26.3	$27.9	$27.4	$25.2

Net income (loss) before income taxes	3.0	5.0	3.6	(1.7)
Income tax expense	—	—	—	(0.7)

Net income (loss)	$3.0	$5.0	$3.6	$(2.4)

Earnings per share — basic	$0.02	$0.03	$0.02	$(0.01)

Earnings per share — fully diluted	$0.02	$0.03	$0.02	$(0.01)

Common shares outstanding	191,333,790	191,394,717	191,500,262	194,413,093

Fully diluted shares outstanding	193,275,254	193,355,781	193,328,584	194,413,093

(1)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

NOTE 21:	Subsequent Events

In February 2008, we issued Senior Subordinated Unsecured Notes in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and Post Advisory Group, LLC, and their related funds and affiliates, both of whom are related parties. These notes bear interest at 12.5% due semi-annually on July 31 and January 31 commencing July 31, 2008. We may elect to pay the interest with additional Senior Subordinated Unsecured Notes (PIK) with appropriate notice. The interest rate if paid in kind in lieu of cash is also 12.5% until January 31, 2009 after which it increases to 13.5%. The notes are due on or before April 18, 2012 unless repayment is otherwise accelerated. We may elect to prepay the notes at any time during the note term after giving three business days written notice. In addition, there are a number of conditions which require a mandatory prepayment of the notes in full or in part. If a prepayment is made (mandatory or optional), there will be a Repayment Premium ranging from 0% to 4% depending on when the prepayment occurs. There are also a significant number of affirmative and negative covenants associated with the notes including performance by the Company and financial measurements. The purpose of this borrowing is for construction and launch expenditures associated with the WorldView-2 project.

Effective January 1, 2008, we amended the NextView agreement to modify the purchase arrangement with NGA from an area-based (square kilometers of imagery) sales arrangement to a SLA. Under the SLA, DigitalGlobe is obligated to make a substantial portion of the image tasking capacity of the WorldView-1 satellite available to NGA, as well as meet certain service metrics related to the operational performance of the WorldView-1 satellite and related ground systems. Under the SLA, NGA is charged a fixed monthly fee of $12.5 million in exchange for the services delivered by the Company. The SLA went into effect on January 1, 2008 and, if not extended, will continue until July 2009.

DigitalGlobe, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 22.	Valuation and Qualifying Accounts

		Additions
	Balance at	(Reductions)		Balance at
	Beginning	Charged to	Write-offs and	End of
	of Period	Operations	Adjustments	Period

Allowance for doubtful accounts
Year Ended:
December 31, 2007	$0.4	$0.3	$(0.1)	$0.6
December 31, 2006	0.5	—	(0.1)	0.4
December 31, 2005	0.3	0.3	(0.1)	0.5
Valuation allowance for deferred tax assets
Year Ended:
December 31, 2007	$77.5	$(73.0)	$(4.5)	$—
December 31, 2006	93.1	(3.9)	(11.7)	77.5
December 31, 2005	74.5	18.6	—	93.1

During 2006, the Company wrote off $27.9 ($9.8 million, net of tax) million of net operating loss carryforwards due to restrictions as to our ability to utilize these credits under Section 382 of the Internal Revenue Tax Code. In addition, we wrote off $1.9 million of Research Tax Credits due to the restriction under Section 383 of the Internal Revenue Tax Code. During 2007, the adoption of FIN No. 48 resulted in a reduction in Research Tax Credits and a corresponding valuation allowance of $4.5 million.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

[ALTERNATE COVER FOR AGENCY PROSPECTUS]

PROSPECTUS (Subject to Completion)
Issued          , 2008

           Shares

COMMON STOCK

This prospectus may be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in agency transactions. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

We will not receive any of the proceeds of the sale of the common stock pursuant to this prospectus.

Morgan Stanley & Co. Incorporated currently owns 38.2% of our common stock and, upon completion of our initial public offering, will beneficially own     % of our common stock (     % if the underwriters’ over-allotment option is exercised in full).

We intend to apply to list the common stock on the New York Stock Exchange under the symbol “DGI.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

          , 2008

[ALTERNATE SECTIONS FOR AGENCY PROSPECTUS]

You may incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution equal to the difference between the price you pay and our net tangible book value per share. As of          , our pro forma net tangible book value per share after giving effect to this offering was $(     ).

USE OF PROCEEDS

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our common stock. We will not receive any of the proceeds from such transactions.

PLAN OF DISTRIBUTION

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our common stock to be effected from time to time after the completion of our initial public offering. Morgan Stanley & Co. Incorporated may act as agent for one or both counterparties and may receive compensation in the form of commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Morgan Stanley & Co. Incorporated currently owns approximately 38.2% of the outstanding shares of our common stock and, upon completion of this offering will beneficially own  % of our common stock (  % if the underwriters’ over-allotment option is exercised in full).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$9,825
FINRA filing fee	25,500
Listing fees	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section of the Registrant’s by-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of Securities Act of 1933, as amended, or the Securities Act. All of the below-referenced securities issued pursuant to the exemption from registration under Section 4(2) of the Securities Act are deemed restricted securities for the purposes of the Securities Act.

On December 20, 2006, the Registrant issued an aggregate of 22,222,222 shares of its common stock to 21 “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1) of the Securities Act) for an aggregate purchase price of approximately $100.0 million in a private placement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

From 2005 through June 6, 2008, the Registrant granted stock options to officers, directors, employees and consultants under its 1999 Equity Incentive Plan and 2007 Employee Stock Option Plan covering an aggregate of 11,437,442 shares of our common stock, at an average exercise price of $4.245. The stock options described above were made under written compensatory plans or agreements in reliance on the exemption from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

In January 2007, the Registrant issued 2.5 million shares as consideration in the acquisition of GlobeXplorer LLC and AirPhotoUSA LLC in January 2007. This transaction was exempt from registration under Section 4(2) of the Securities Act.

In February 2008, the Registrant issued $40.0 million aggregate principal amount of senior subordinated notes to a limited number of institutional investors. This transaction was exempt from registration under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statements Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Certificate of Incorporation
*3	.2	Form of Amended and Restated By-laws
4.1		Form of Common Stock Certificate
*5	.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
**#10	.1	Engineering Service Agreement, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corporation, dated March 1, 1996, as amended by Amendments Numbered 1 to 13
**#10	.2	Satellite Purchase Agreement 8862, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corp., dated October 2, 2006, as amended by Amendments Numbered 1 to 4
**#10	.3	Data Reception and Distribution Agreement, by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated September 15, 2005, as amended by Amendments Numbered 1 to 4
**#10	.4	Direct Access Facility Purchase Agreement by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated March 23, 2007, as amended by Amendment Number 1 dated as of July 10, 2007
**#10	.5	NextView Contract #NMAHM 1573-04-C-0001, by and between DigitalGlobe, Inc. and National Geospatial — Intelligence Agency (NGA), dated December 9, 2003, as amended by Amendments 9 to 11 (Post-FOC)
**10	.6	Office Lease, by and between DigitalGlobe, Inc. and K/B Fund IV, dated March 19, 2004, as amended and assigned to Hub Properties Trust as a successor interest of K/B Fund IV
10.7		Stockholders’ Agreement, among DigitalGlobe, Inc. and certain stockholders listed on the signature pages thereto

Exhibit
Number		Description

*10	.8	Amended and Restated Credit Agreement by and among DigitalGlobe, Inc., the Guarantors signatory thereto, certain Lenders and Morgan Stanley Senior Funding, Inc., as Administrative Agent for the Lenders, dated as of June 23, 2006, as amended by Amendment No. 1 dated as of December 20, 2006, Amendment No. 2 dated as of January 4, 2007, Amendment No. 3 dated as of January 27, 2007 and Amendment No. 4 dated as of November 7, 2007
**10	.9	Employment Agreement by and between DigitalGlobe, Inc. and Jill Smith, dated October 17, 2005
**10	.10	Offer Letter to Yancey Spruill, dated May 27, 2004
**10	.11	Severance Agreement by and between DigitalGlobe, Inc. and Yancey Spruill, dated August 22, 2006
**10	.12	Severance, Confidentiality and Non-Compete Agreement by and between DigitalGlobe, Inc. and Walter Scott, dated October 17, 2005
**10	.13	Offer Letter to Scott Smith, dated January 26, 2006
**10	.14	Severance Agreement by and between DigitalGlobe, Inc. and Scott Smith, dated January 11, 2006
**10	.15	Offer Letter to Marc Tremblay, dated August 21, 2006
**10	.16	Severance Agreement by and between DigitalGlobe, Inc. and Marc Tremblay, dated July 17, 2006
**10	.17	1995 Stock Option/Stock Issuance Plan
**10	.18	Amended and Restated 1999 Equity Incentive Plan
**10	.19	2007 Employee Stock Option Plan
**10	.20	2007 Success Sharing Plan (Executive & Director Bonus Plan)
*10	.21	Form of Investor Agreement by and between DigitalGlobe, Inc. and Morgan Stanley & Co. Incorporated, dated as of , 2008
*10	.22	Form of Letter Agreement by and between DigitalGlobe, Inc. and Post Advisory Group, dated as of , 2008
10.23		Senior subordinated note purchase agreement, dated as of February 6, 2008
10.24		Purchase and Sale Agreement, dated as of January 26, 2004, between DigitalGlobe, Inc., Post Advisory Group, LLC and certain funds and accounts managed by Post.
** 21.1		Subsidiaries of Registrant
23.1		Consent of PricewaterhouseCoopers LLP
* 23.2		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
** 24.1		Power of Attorney
99.1		Consent of BCC Research

*	To be filed by amendment.

**	Previously filed.

#	Confidential treatment has been requested with respect to portions of this exhibit.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the registrant is relying on Rule 430B:

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Longmont, State of Colorado, on June 6, 2008.

DigitalGlobe, Inc.

By:	/s/ Yancey L. Spruill
Name: Yancey L. Spruill
Title: Executive Vice President,
          Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jill D. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2008

/s/ Yancey L. Spruill Yancey L. Spruill	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 6, 2008

* Paul M. Albert, Jr.	Director	June 6, 2008

* General Howell M. Estes III	Director	June 6, 2008

* Eddy Zervigon	Director	June 6, 2008

By: /s/ Yancey L. Spruill Yancey L. Spruill Attorney-in-Fact

Exhibit Index

Exhibit
Number	Description

*1.1	Form of Underwriting Agreement
*3.1	Form of Amended and Restated Certificate of Incorporation
*3.2	Form of Amended and Restated By-laws
4.1	Form of Common Stock Certificate
*5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
**#10.1	Engineering Service Agreement, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corporation Corp., dated March 1, 1996, as amended by Amendments Numbered 1 to 13
**#10.2	Satellite Purchase Agreement 8862, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corp., dated October 2, 2006, as amended by Amendments Numbered 1 to 4
**#10.3	Data Reception and Distribution Agreement, by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated September 15, 2005, as amended by Amendments Numbered 1 to 4
**#10.4	Direct Access Facility Purchase Agreement by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated March 23, 2007, as amended by Amendment Number 1, dated as of July 10, 2007
**#10.5	NextView Contract #NMAHM 1573-04-C-0001, by and between DigitalGlobe, Inc. and National Geospatial — Intelligence Agency (NGA), dated December 9, 2003, as amended by Amendments Numbered 9 to 11 (Post-FOC)
**10.6	Office Lease, by and between DigitalGlobe, Inc. and K/B Fund IV, dated March 19, 2004, as amended and assigned to Hub Properties Trust as a successor interest of K/B Fund IV
10.7	Stockholders’ Agreement, among DigitalGlobe, Inc. and certain stockholders listed on the signature pages thereto
*10.8	Amended and Restated Credit Agreement by and among DigitalGlobe, Inc., the Guarantors signatory thereto, certain Lenders and Morgan Stanley Senior Funding, Inc., as Administrative Agent for the Lenders, dated as of June 23, 2006, as amended by Amendment No. 1 dated as of December 20, 2006, Amendment No. 2 dated as of January 4, 2007, Amendment No. 3 dated as of January 27, 2007 and Amendment No. 4 dated as of November 7, 2007
**10.9	Employment Agreement by and between DigitalGlobe, Inc. and Jill Smith, dated October 17, 2005
**10.10	Offer Letter to Yancey Spruill, dated May 27, 2004
**10.11	Severance Agreement by and between DigitalGlobe, Inc. and Yancey Spruill, dated August 22, 2006
**10.12	Severance, Confidentiality and Non-Compete Agreement by and between DigitalGlobe, Inc. and Walter Scott, dated October 17, 2005
**10.13	Offer Letter to Scott Smith, dated January 26, 2006
**10.14	Severance Agreement by and between DigitalGlobe, Inc. and Scott Smith, dated January 11, 2006
**10.15	Offer Letter to Marc Tremblay, dated August 21, 2006
**10.16	Severance Agreement by and between DigitalGlobe, Inc. and Marc Tremblay, dated July 17, 2006
**10.17	1995 Stock Option/Stock Issuance Plan
**10.18	Amended and Restated 1999 Equity Incentive Plan
**10.19	2007 Employee Stock Option Plan
**10.20	2007 Success Sharing Plan (Executive & Director Bonus Plan)
*10.21	Form of Investor Agreement by and between DigitalGlobe, Inc. and Morgan Stanley & Co., Inc., dated as of , 2008
*10.22	Form of Letter Agreement by and between DigitalGlobe, Inc. and Post Advisory Group, dated as of , 2008
10.23	Senior subordinated note purchase agreement, dated as of February 6, 2008

Exhibit
Number	Description

10.24	Purchase and Sale Agreement, dated as of January 26, 2004, between DigitalGlobe, Inc., Post Advisory Group, LLC and certain funds and accounts managed by Post.
**21.1	Subsidiaries of Registrant
23.1	Consent of PricewaterhouseCoopers LLP
*23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
**24.1	Power of Attorney
99.1	Consent of BCC Research

*	To be filed by amendment.

**	Previously filed.

#	Confidential treatment has been requested with respect to portions of this exhibit.